UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-39759

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DOORDASH, INC.

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(Exact name of registrant as specified in its charter)

Delaware	**46-2852392**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107
(Address of principal executive offices) (Zip code)

(650) 487-3970
(Registrant's telephone number, including area code)

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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.00001 per share	DASH	The Nasdaq Stock Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant on June 30, 2023, the last business day of its most recently completed second fiscal quarter, was $24.9 billion based on the closing price of the registrant's Class A common stock as reported by the New York Stock Exchange on that date.

The registrant had outstanding 376,763,050 shares of Class A common stock, 27,241,161 shares of Class B common stock, and no shares of Class C common stock as of February 9, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2023.

| Auditor name: | KPMG LLP | Auditor Location: | San Francisco, California | Auditor Firm ID: | 185 |

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "would," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, financial and operational metrics, our ability to determine reserves, and our ability to achieve, maintain, or increase long-term future profitability;

- our business and growth strategy and plans, including our ability to successfully execute on such strategy and plans;

- the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

- the demand for our platform or for local commerce platforms in general;

- our ability to attract and retain merchants, consumers, and Dashers;

- our ability to effectively manage costs related to Dashers;

- our ability to develop new offerings, services, and features, and bring them to market in a timely and cost-effective manner and make enhancements to our platform;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- our expectations regarding outstanding litigation and legal and regulatory matters;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to independent contractor classification, merchant pricing and commissions, consumer fees, taxation, and privacy and data protection;

- our ability to manage and insure auto-related and operations-related risk associated with our business;

- our expectations regarding new and evolving markets;

- our ability to develop and protect our brand;

- our ability to maintain the security and availability of our platform;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties;

- our ability to maintain, protect and enhance our intellectual property; and

- our ability to successfully integrate and realize the benefits of acquisitions, strategic partnerships, joint ventures, and investments

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual

Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Unless the context requires otherwise, we are referring to DoorDash, Inc. together with its subsidiaries when we use the terms "DoorDash," the "Company," "we," "our," or "us."

Item 1. Business

OUR BUSINESS

Our mission is to grow and empower local economies. We aim to achieve this by providing logistics, technology, and other services that reduce friction in local commerce and enable local businesses to address consumers' expectations of ease, immediacy, quality, and affordability.

Our primary offerings include the DoorDash Marketplace and the Wolt Marketplace (our "Marketplaces"), which operate in over 25 countries including the United States, and Platform Services. We built our Marketplaces to serve the needs of three key constituents: merchants, consumers, and the independent contractors who use our platform to generate earnings, or "Dashers[1]." Our Marketplaces enable merchants to establish an online presence and expand their reach by connecting them with millions of consumers. As part of our Marketplaces, we offer merchants a broad array of services that enable them to solve mission-critical challenges such as customer acquisition and demand generation, order fulfillment, merchandising, payment processing, and customer support. We also enable merchants to advertise and promote on our platform in order to acquire new consumers and drive incremental sales. Merchants can fulfill the demand generated on our Marketplaces through delivery, generally facilitated by our local commerce platform, or in-person pickup by consumers.

Our Marketplaces provide a platform for over 37 million monthly active users[2] to discover, engage with, and purchase goods from merchants in their community. Our aim is to consistently improve our consumer value proposition by increasing the quantity and variety of merchants that are available on our Marketplaces, while also improving the level of convenience, quality, service, and affordability we provide. Our Marketplaces also offer our membership programs, DashPass and Wolt+, which aim to improve affordability and lower transactional friction by reducing the delivery and service fees we charge consumers. As of December 31, 2023, we had over 18 million DashPass and Wolt+ members.

In addition to our Marketplaces, which account for the vast majority of our revenue today, we offer services that help merchants build their own digital channels ("Platform Services"), primarily consisting of DoorDash Drive and Wolt Drive ("Drive"), which are white-label delivery fulfillment services that enable merchants that have generated consumer demand through their own channels to fulfill this demand using our platform. Platform Services also includes DoorDash Storefront ("Storefront"), which enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities, and Bbot ("Bbot"), which offers merchants digital ordering and payment solutions for their in-store and online channels.

For Dashers, our Marketplaces and Platform Services provide highly accessible and flexible opportunities for people to generate income that helps them achieve their goals. Dashers choose if, when, and where to dash, as well as how frequently and for how long to dash each time they choose to do so.

We believe our business benefits only when we provide attractive services for each of our three key constituents: merchants, consumers, and Dashers. Consequently, in order to grow our business, we intend to provide merchants with a growing suite of services that help them build and grow their businesses; consumers with a broad selection of merchants and products to choose from, consistent and high-quality experiences, and affordability that drives increased adoption; and Dashers with an attractive combination of accessibility, flexibility, choice, and earning opportunity that competes effectively for their time.

COMPETITION

The markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. We compete for our constituencies on the following criteria:

- **Merchants.** We compete for merchants based on our ability to generate consumer demand and the quality of our business enablement and demand fulfillment services.

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[1] Dashers that use our DoorDash Marketplace and Wolt Marketplace are referred to as "DoorDash Dashers" and "Wolt courier partners," respectively, in this Annual Report on Form 10-K.
[2] Based on the number of individual consumer accounts that have completed an order on our Marketplaces in the past month, measured as of December 31, 2023.

- **Consumers.** We compete for consumers based on a number of factors, including the selection of merchants and products available, the quality of the ordering, fulfillment and service experience, and affordability.

- **Dashers.** We compete to attract and retain Dashers based on a number of factors, including accessibility of our platform, flexibility in when, where, how much and how frequently to work, overall quality of the dashing experience, and earnings potential.

Local food delivery logistics, the largest category of our business today, is fragmented and intensely competitive. Globally, we compete with other local food delivery logistics platforms including Uber Eats, Just Eat Takeaway (including Grubhub, which it acquired in 2021), and Delivery Hero, merchants that have their own online ordering platforms, online ordering systems, other merchants that own and operate their own delivery fleets, grocers and grocery delivery services, convenience and convenience store delivery services, and companies that provide point-of-sale solutions and merchant delivery services. We also compete with traditional offline ordering channels, such as take-out offerings, telephone, and paper menus that merchants distribute to consumers as well as advertising that merchants place in local publications to attract consumers. With Drive, and as we continue to expand into other industry verticals beyond food, we expect to compete with additional businesses with substantial resources, users, and market and brand power. As we continue to expand our presence internationally, we will also face competition from local incumbents in these markets.

For additional information about the risks to our business related to competition, see the section titled "*Risk Factors—Risks Related to Our Business and Operations—We face intense competition and if we are unable to compete effectively, our business, financial condition, and results of operations would be adversely affected.*"

HUMAN CAPITAL

Employees

As of December 31, 2023, we had over 19,300 employees worldwide. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

We believe that people are at the core of every business. This drives our focus on improving the experiences of merchants, consumers, and Dashers, and it also drives how we think about our employees and the culture and values that we cultivate. Our employees are critical to our success.

At DoorDash, we grow and empower local economies. We give our team the freedom and opportunity to build the future—for our company, our constituencies, and our communities. Together, with grit, courage, and rapid innovation, we create the dynamic energy that drives our business forward.

Dashers

We are committed to make dashing an earnings opportunity that is accessible, flexible, and supportive of social progress. In 2023, well over 7 million people dashed[3], earning a total of over $15 billion.

We believe access and choice are empowering. Our goal with dashing is to provide as many people as we can with an opportunity to earn incremental income in a way that fits their lives. Since Dashers are independent contractors, we must compete for their time and effort with every order. We compete against other earning opportunities, other sources of capital like loans or credit cards, as well as alternative uses of time like doing errands or leisure. Because of this competition, we must make dashing attractive, worthwhile, and incremental to other choices available. Specifically, we strive to make dashing positive based on:

- **Accessibility**: We believe the barriers to entry in dashing are very low. Where permitted by applicable law, prospective Dashers must pass a background check and, in most geographies, have access to a bike, scooter, or car. People who qualify to become Dashers are often eligible to begin generating income within a day of signing up. We know of no other earning opportunity that provides superior accessibility to dashing.

- **Flexibility**: Once Dashers qualify, they choose whether to dash, where to dash, when to dash, how long to dash for, and how frequently to dash. This allows Dashers to scale their effort to their earning needs. It also allows Dashers to generate earnings around other commitments in their lives, which often include full or part-time jobs, school, parenting, or commitments to care for family or friends.

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[3] Based on the number of Dasher accounts that have delivered an order through our platform in the past year, measured as of December 31, 2023.

- **Earnings**: Dashers dash in order to earn income, so we must provide earnings that are competitive with alternative opportunities and commensurate with Dashers' expectations. In addition to the absolute level of earnings, we provide tools that improve immediacy and accessibility of earnings, as this is often valued by Dashers.

- **Service**: We aim to provide Dashers with high levels of service. This includes a dedicated service team that is accessible through our app, website, email, chat, and phone. We also provide visibility into our policies and practices for determining ratings and deactivations.

Our Commitment to Diversity and Inclusion

At DoorDash, we are committed to growing and empowering inclusive communities in our company, our industry, and the geographies we serve. We believe that a diverse and inclusive workforce is critical to helping us attract and retain the talent necessary to grow our business. We also believe we will be a more successful company if we amplify the voices of those who have not always been heard, and when everyone has "room at the table" and the tools, resources, and opportunities to succeed.

Some of our diversity and inclusion programs at DoorDash include:

Employee Resource Groups

We support employee-led employee resource groups ("ERGs"), which foster a diverse and inclusive workplace. We currently have nine ERGs: AAPI@DoorDash, Able@DoorDash, Black@DoorDash, Indigenous@DoorDash, Parents@DoorDash, Pride@DoorDash, Unidos@DoorDash, Veterans@DoorDash, and Women@DoorDash, all of which are open to people of all backgrounds.

Mitigating Bias Mandatory Training

During our talent review cycles, we provide custom-designed training to all people managers, focused on educating leaders on unconscious bias, upskilling leaders on mitigation tactics, and creating accountability through a scaled Bias Busters Program to ensure every room has a voice dedicating to mitigating bias. A self-guided online training is mandatory for people managers of all levels, and a live, instructor-led training course with practical application exercises is mandatory for more senior leaders.

INTELLECTUAL PROPERTY

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

We have invested in a patent program to identify and protect a substantial portion of our strategic intellectual property in logistics, selection optimization, and other technologies relevant to our business. As of December 31, 2023, we had 224 issued U.S. patents, 9 patents issued in foreign jurisdictions, 50 U.S. patent applications pending, and 23 patent applications pending in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost-effective. As of December 31, 2023, we held 53 registered trademarks in the United States and 163 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and numerous pending trademark applications in the United States and foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.doordash.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the sections titled "*Risk Factors—Risks Related to Our Intellectual Property—Intellectual property infringement assertions by third parties could result in significant costs*

and adversely affect our business, financial condition, results of operations, and reputation" and "*Risk Factors—Risks Related to Our Intellectual Property—Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operation*s."

GOVERNMENT REGULATION

We are subject to a wide variety of laws and regulations in the United States, Europe, and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, commissions and fees, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, environmental protection, personal injury, text messaging, membership services, intellectual property, consumer protection and warnings, marketing, advertising, taxation, privacy, data protection, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks. The sale and delivery of goods through our platform is also subject to laws, regulations, and standards that govern food safety, alcohol, pharmaceuticals, controlled substances, hazardous substances, other age-restricted products, and the interstate and intrastate transport of goods. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, national, state, and local administrative agencies.

See the sections titled "*Risk Factors*," including the sections titled "*—If Dashers that utilize our platform are reclassified as employees under U.S. federal or state law, or the laws of other jurisdictions in which we operate, our business, financial condition, and results of operations would be adversely affected*" and "*—Our business is subject to a variety of laws and regulations globally, including those related to worker classification, Dasher pay and conditions of work, merchant pricing and commissions, and consumer fees and taxes, many of which are unsettled and still developing, and any of which could subject us to legal claims, increased costs, operational burdens, or otherwise adversely affect our business, financial condition, or results of operations*" for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

CORPORATE INFORMATION

We were incorporated in 2013 as Palo Alto Delivery Inc., a Delaware corporation. In 2015, we changed our name to DoorDash, Inc. Our principal executive offices are located at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, and our telephone number is (650) 487-3970. Our Class A common stock is listed on the Nasdaq Stock Market under the symbol "DASH."

AVAILABLE INFORMATION

Our website is located at www.doordash.com, and our investor relations website is located at ir.doordash.com. Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the U.S. Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at www.sec.gov.

We announce material information to the public about us, our products and services, and other matters through a variety of means, including filings with the SEC, press releases, public conference calls, webcasts, the investor relations section of our website (ir.doordash.com), our blog (doordash.news), and our X account (@DoorDash) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be harmed. These risks include the following:

- We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

- We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve, maintain, or increase profitability in the future;

- Our business may not continue to grow on pace with historical rates;

- We face intense competition and if we are unable to compete effectively, our business, financial condition, and results of operations would be adversely affected;

- If we fail to retain our existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, our revenue, revenue growth, and margins may decrease and our business, financial condition, and results of operations could be adversely affected;

- If we fail to cost-effectively attract and retain Dashers or to increase the use of our platform by existing Dashers, our business, financial condition, and results of operations could be adversely affected;

- We rely on merchants on our platform for many aspects of our business, and to the extent they fail to maintain their service levels or increase the prices they charge consumers on our platform, our business would be adversely affected;

- We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance;

- Systems failures and resulting interruptions in the availability of our websites, mobile applications, or platform could adversely affect our business, financial condition, and results of operations;

- If we are unable to make acquisitions and investments, or successfully integrate acquisitions into our business, including in the case of our acquisition of Wolt, our business, financial condition, and results of operations could be adversely affected;

- Our international operations and any future international expansion will subject us to additional costs and risks and our plans may not be successful;

- If Dashers that utilize our platform are reclassified as employees under U.S. federal or state law, or the laws of other jurisdictions in which we operate, our business, financial condition, and results of operations would be adversely affected;

- We are subject to various claims, lawsuits, investigations, and proceedings, and face potential liability, expenses, and harm to our business as a result;

- Our business is subject to a variety of laws and regulations globally, including those related to worker classification, Dasher pay and conditions of work, merchant pricing and commissions, and consumer fees and taxes, many of which are unsettled and still developing, and any of which could subject us to legal claims, increased costs, operational burdens, or otherwise adversely affect our business, financial condition, or results of operations;

- The multi-class structure of our common stock and the voting agreement and irrevocable proxy (the "Voting Agreement"), between Tony Xu, Andy Fang, and Stanley Tang (our "Co-Founders"), has the effect of concentrating voting power with Tony Xu, our co-founder, Chief Executive Officer, and Chair of our board of

directors, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval; and

- The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Risks Related to Our Business and Operations

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched operations in 2013 and we have since frequently expanded our platform features and services and changed our pricing methodologies. This limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

- accurately forecast our revenue and plan our operating expenses;

- increase the number of and retain existing merchants, consumers, and Dashers using our platform;

- successfully compete with current and future competitors;

- successfully expand our business in existing markets and categories and enter new markets and categories;

- successfully integrate acquired technologies and businesses into our own, including in the case of our acquisition of Wolt Enterprises Oy ("Wolt");

- anticipate and respond to macroeconomic changes and changes in the markets in which we operate, including with respect to inflation and other fluctuations in prices such as gasoline and food costs;

- maintain and enhance the value of our reputation and brand;

- adapt to rapidly evolving trends in the ways merchants and consumers interact with technology;

- avoid interruptions or disruptions in our service;

- develop and maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment and integration of new features, services, and technologies;

- hire, integrate, motivate, and retain talented technology, sales, customer service, and other personnel;

- effectively manage rapid growth in our personnel and operations; and

- effectively manage our costs related to Dashers.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, our business, financial condition, and results of operations could be adversely affected. Further, because we have relatively limited historical financial data and operate in a rapidly evolving market, any predictions about our future results of operations may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve, maintain, or increase profitability in the future.

We have incurred net losses in each year since our founding, we anticipate increasing expenses in the future, and we may not be able to achieve, maintain, or increase profitability in the future. We incurred a net loss of $1.4 billion and $558 million in 2022 and 2023, respectively, and as of December 31, 2022 and 2023, we had an accumulated deficit of $3.8 billion and $5.2 billion, respectively. We expect our costs will increase over time and our losses to continue as we expect to invest significant additional funds towards growing our business. We have expended and expect to continue to expend substantial financial and other resources on developing our platform, including expanding our platform offerings, developing or acquiring new platform features and services, acquiring and integrating technologies and businesses, expanding into new markets and categories, and increasing our sales and marketing efforts. These efforts may be more costly than we expect and may not result in sufficient increased revenue or growth in our business to offset such costs. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving, maintaining, or increasing profitability or positive cash flow on a consistent basis. If we are unable to

successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

In addition, the stock-based compensation expense related to our restricted stock units ("RSUs") and other outstanding equity awards will result in increased expenses in future periods. As of December 31, 2023, we had $2.0 billion of unrecognized stock-based compensation expense related to RSUs and other outstanding equity awards. We may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the initial settlement of certain of our RSUs.

Our business may not continue to grow on pace with historical rates.

Our business has grown rapidly during various periods since our founding. Our past revenue growth rate, growth in demand for our offerings, and financial performance should not necessarily be considered indicative of our future performance. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods.

In particular, our revenue growth rate has fluctuated in prior periods, and it may continue to fluctuate over the short term and decline in the long term as the size of our business grows and as we achieve greater market adoption. We may also experience a declining revenue growth rate as a result of slowing demand for our platform, insufficient growth in the number of merchants, consumers, and Dashers that utilize our platform, increasing competition, a decrease in the growth of our overall market, our failure to capitalize on growth opportunities, and increasing regulatory costs. We also expect to continue to make investments in the development and expansion of our business, which may not result in sufficient revenue or growth to offset the cost of such investments. If our revenue growth rate declines, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected.

We face intense competition and if we are unable to compete effectively, our business, financial condition, and results of operations would be adversely affected.

The markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. In particular, local food delivery logistics, the largest category of our business today, is fragmented and intensely competitive. Globally, we compete with other local on-demand delivery companies, such as Uber Eats, Just Eat Takeaway (including Grubhub, which it acquired in 2021), and Delivery Hero, merchants that have their own online ordering platforms, online ordering systems, merchants that own and operate their own delivery fleets, grocers and grocery delivery services, convenience stores and convenience store delivery services, and companies that provide point of sale solutions and merchant delivery services. As we continue to expand to verticals beyond food, we may compete with additional businesses with substantial resources, users, and market and brand power. In addition, we compete with traditional offline ordering channels, such as take-out offerings, telephone, and paper menus that merchants distribute to consumers as well as advertising that merchants place in local publications to attract consumers. Further, as we continue to expand our presence internationally, we also face competition from local incumbents in these markets.

Our current and future competitors may enjoy competitive advantages such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with local merchants and suppliers, larger existing user bases, more successful marketing capabilities, established geographic footprints and infrastructure, and substantially greater financial, technical, and other resources than we have. For example, with grocery delivery, we compete with established grocery chains that have strong bargaining power, established relationships with suppliers, and their own delivery fleets. Greater financial resources and product development capabilities may allow these competitors to respond more quickly and efficiently to new or emerging technologies and changes in merchant, consumer, and Dasher preferences that may render our platform less attractive or obsolete. If certain merchants choose to partner with our competitors in a specific geographic market, or if merchants choose to engage exclusively with our competitors, we may lack a sufficient variety and supply of merchant options or lack access to the most popular merchants, such that our offering would become less appealing to consumers. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, including merchants. For example, in July 2022, Grubhub announced a partnership with Amazon that allows Amazon Prime members in the United States to receive a free trial of Grubhub's membership program. Our competitors could also introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Such efforts may lead us to lose category share or require us to increase our marketing expenses in order to maintain our category share.

Many of our competitors are well capitalized and offer discounted services, lower merchant commission rates and consumer fees, greater incentives for independent contractors who provide delivery services, consumer discounts and promotions, innovative platforms and offerings, and alternative pay models, any of which may be more attractive than those that we offer. Such competitive pressures may lead us to change our commission rates and fees or change our incentives, discounts, and promotions to remain competitive. Such efforts have negatively affected, and will continue to negatively affect, our financial performance, and there is no guarantee that such efforts will be successful. Further, the markets in which we compete have attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to continue to lower their prices and fees, or increase the incentives, discounts, and promotions they offer, and compete more effectively against us. Local on-demand delivery services for food and the other verticals in which we compete are nascent, and we cannot guarantee that they will stabilize at a competitive equilibrium that will allow us to achieve, maintain, or increase profitability. Further, merchants could determine that it is more cost-effective to develop their own platforms to offer online pickup and delivery rather than use our platform.

It is relatively easy to switch between offerings in our industry. Consumers have a propensity to shift to the lowest-cost provider and could use more than one local commerce platform, independent contractors who provide delivery services could use multiple platforms concurrently as they attempt to maximize earnings, and merchants could prefer to use the local commerce platform that offers the lowest commission rates and adopt more than one platform to maximize their volume of orders. As we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. Our competitors may adopt certain of our platform features or may adopt innovations that merchants, consumers, or Dashers value more highly than ours, which would make our platform less attractive and more difficult to differentiate.

For all of these reasons, we may not be able to compete successfully. If we lose existing merchants, consumers, or Dashers that utilize our platform, fail to attract new merchants, consumers, or Dashers, or are forced to reduce our commission rate or make pricing concessions as a result of increased competition, our business, financial condition, and results of operations would be adversely affected.

If we fail to retain our existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, our revenue, revenue growth, and margins may decrease and our business, financial condition, and results of operations could be adversely affected.

We believe that growth of our business and revenue is dependent on our ability to cost-effectively grow our platform by retaining our existing merchants and consumers and adding new merchants and consumers, including in new markets. The increase in merchants attracts more consumers to our platform and the increase in consumers attracts more merchants. This network takes time to build and may grow slower than we expect or slower than it has grown in the past. If we fail to retain either our existing merchants, especially our most popular merchants and our national brand partners, or consumers, the value of our network would be diminished. We expect to continue to incur substantial expenses to acquire additional merchants and consumers. In expanding our operations into new markets to acquire additional merchants and consumers, we may be placed into unfamiliar competitive environments, and we may invest significant resources with the possibility that the return on such investments will not be achieved for several years or at all. We cannot assure you that the revenue from the merchants and consumers we acquire will ultimately exceed the cost of acquisition.

In addition, if merchants on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, or if our relationships with merchants on our platform deteriorate, we may not be able to provide consumers with sufficient merchant selection. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where we have fewer merchants. Similarly, if we are unsuccessful in attracting and retaining popular merchants, if merchants enter into exclusive arrangements with our competitors, if we fail to negotiate satisfactory terms with merchants, or if we ineffectively manage our relationships with merchants, our business, financial condition, and results of operations could be adversely affected. Our agreements with partner merchants generally remain in effect until terminated by partner merchants or us. Partner merchants may generally terminate their agreements with us by providing us at least seven or 30 days advance notice and such agreements do not generally provide for any exclusivity. In the event that our partner merchants terminate their agreements with us, the merchant selection available on our local commerce platform could be adversely affected. Changes to our business and to our relationships with some of our constituencies may also impact our ability to attract and retain other constituencies. For example, the increased growth of our membership products, DashPass and Wolt+, and how compelling these offerings are to consumers, depends on our ability to sign up eligible merchants to our membership products. Additionally, many of our consumers initially access our platform to take advantage of certain promotions, such as discounts and other reduced fees. We strive to demonstrate the value of our platform and offerings to

such consumers, thereby encouraging them to access our platform regularly or become a paid user of our membership products, through prompts and notifications and time-limited trials of our membership product and other offerings. However, these consumers may never convert to a paid membership of our membership products or access our platform after they take advantage of our promotions. If we are not able to expand our consumer base, convert our consumers to regular paying consumers, or increase the spending of our current consumer base on our platform, demand for our full-price or paid services, including DashPass and Wolt+, and our revenue may grow slower than expected or decline.

If we fail to cost-effectively attract and retain Dashers or to increase the use of our platform by existing Dashers, our business, financial condition, and results of operations could be adversely affected.

Our continued growth depends in part on our ability to cost-effectively attract and retain Dashers who satisfy our screening criteria and procedures and to increase the use of our platform by existing Dashers. Dashers have the ability to decline orders or stop using our platform entirely at any time and we do not have any exclusivity provisions with Dashers. Accordingly, if we do not continue to provide Dashers with flexibility on our platform and compelling opportunities to earn income, we may fail to attract new Dashers or retain existing Dashers or increase their use of our platform, or we may experience complaints, negative publicity, or work stoppages that could adversely affect our users and our business. Relatedly, if merchants and consumers choose to use competing offerings, we may lack sufficient opportunities for Dashers to earn, which may reduce the perceived utility of our platform and impact our ability to attract and retain Dashers. To attract and retain Dashers, we have, among other things, invested in making the use of our Dasher applications, and dashing, as frictionless as possible, created new ways for Dashers to earn and get paid, offered monetary incentives and perquisites, including credits to be used for orders on our platform, provided assistance using the Dasher applications, and offered access to programs that provide cashback rewards on certain purchases, including gasoline. We also frequently test Dasher incentives with subsets of existing Dashers and potential Dashers, and these incentives could fail to attract and retain Dashers or fail to increase the use of our platform by existing Dashers or could have unintended adverse consequences, including negative press, adverse reactions from existing and potential Dashers, and harm to our brand and reputation in both the U.S. and other markets. Changes in certain laws and regulations, including immigration and labor and employment laws, or laws that require us to make changes to our platform that decrease the flexibility provided to Dashers in certain markets, may result in a decrease in the pool of Dashers, which may result in increased competition for Dashers or higher costs of recruitment and engagement. Other factors outside of our control, such as increases in the price of gasoline, vehicles, or insurance, may also reduce the number of Dashers that utilize our platform or the use of our platform by Dashers. If we fail to attract Dashers, retain existing Dashers on favorable terms, or maintain or increase the use of our platform by existing Dashers, we may not be able to meet the demand of merchants and consumers and our business, financial condition, and results of operations could be adversely affected.

We rely on merchants on our platform for many aspects of our business, and to the extent they fail to maintain their service levels or increase the prices they charge consumers on our platform, our business would be adversely affected.

We rely on merchants on our platform to provide quality goods to our consumers at expected price points. If these merchants experience difficulty servicing consumer demand, producing quality goods, meeting our requirements and standards, or price their goods on our platform at unreasonable rates, our reputation and brand could be damaged. An increase in merchant operating costs, whether due to inflation or otherwise, could cause merchants on our platform to raise prices, renegotiate commission rates, or cease operations, which could in turn adversely affect our revenue, operational costs, and efficiency. Further, some items on our platform are listed at higher prices relative to their in-store prices. This practice can negatively affect consumer perception of our platform and could result in a decline in consumers or order volume, or both, which would adversely affect our business, financial condition, and results of operations.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors described elsewhere in this "Risk Factors" section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract and retain merchants, consumers, and Dashers that utilize our platform in a cost-effective manner;
- our ability to accurately forecast revenue and appropriately plan expenses;

- the effects of increased competition on our business;

- our ability to successfully expand in existing markets and successfully enter new markets;

- our ability to successfully integrate acquired technologies and businesses, including in the case of our acquisition of Wolt;

- changes in consumer behavior with respect to on-demand delivery;

- increases in marketing, sales, and other operating expenses that we may incur to grow and acquire new merchants, consumers, and Dashers;

- the mix among various aspects of our business, including our Marketplaces and Platform Services, our U.S. and non-U.S. operations, our restaurant and non-restaurant categories, and contributions to our overall business by new products and services, such as our membership products, DashPass and Wolt+, and our advertising products;

- the impact of worldwide economic conditions, including the resulting effect on consumer spending on on-demand delivery;

- the impact of weather and seasonality of our business, including the effect of academic calendars on college campuses and seasonal patterns in restaurant dining;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to maintain and increase traffic to our platform;

- the effects of changes in search engine placement and prominence;

- our ability to keep pace with technology changes in our industry;

- the success of our sales and marketing efforts;

- the effects of negative publicity on our business, reputation, or brand;

- our ability to protect, maintain, and enforce our intellectual property;

- costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

- changes in governmental or other regulations affecting our business, including regulations regarding the classification of Dashers that utilize our platform and regulations impacting the commission rates we charge to merchants;

- interruptions in service and any related impact on our business, reputation, or brand;

- the effects of natural or human-made catastrophic events;

- the effects of outbreaks of contagious disease, such as the COVID-19 pandemic, and the response of governments and private industry;

- the effectiveness of our internal control over financial reporting;

- the impact of payment processor costs and procedures;

- changes in the online payment transfer rate; and

- changes in our tax rates or exposure to additional tax liabilities.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Systems failures and resulting interruptions in the availability of our websites, mobile applications, or platform could adversely affect our business, financial condition, and results of operations.

It is critical to our success that merchants, consumers, and Dashers be able to access our platform at all times. Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, other natural disasters, power

losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. It may become increasingly difficult and expensive to maintain and improve the performance of our systems and the availability of our platform, especially during peak usage times, as our operations grow and the usage of our platform increases. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

We have experienced and will likely continue to experience system failures and other events or conditions that interrupt the availability or reduce or affect the speed or functionality of our platform. These events have resulted in losses in revenue in the past and in the future could result in significant losses of revenue and may harm our brand and reputation. Moreover, we have in the past voluntarily provided credits to consumers on our platform to compensate them for the inconvenience caused by a system failure or similar event, including for orders that are delivered late or orders that are cancelled by us or the merchant, and may voluntarily provide similar such credits in the future. In addition, affected users could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

If we are unable to make acquisitions and investments, or successfully integrate acquisitions into our business, including in the case of our acquisition of Wolt, our business, financial condition, and results of operations could be adversely affected.

As part of our business strategy, we will continue to consider a wide array of strategic transactions, including acquisitions of, and investments in, businesses, technologies, intellectual property, services, and other assets and arrangements that complement our business. For example, on May 31, 2022, we completed the acquisition of Wolt. We have previously acquired and invested in, and continue to evaluate, targets that operate in relatively nascent markets and there is no assurance that such acquired businesses, or any investment or strategic transaction that we enter into, will be successfully integrated into our business, generate revenue, or achieve any expected benefits on a timely basis or at all.

Acquisitions and similar strategic transactions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

- intense competition for suitable acquisition and strategic transaction targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

- transaction-related lawsuits or claims;

- difficulties associated with managing a larger, more complex, combined company;

- difficulties integrating the technologies, operations, including compensation structures, existing contracts, and personnel of an acquired business;

- difficulties retaining, integrating, and motivating key employees or business partners of an acquired business, and difficulties retaining or motivating our existing key employees or business partners after an acquisition;

- difficulties retaining merchants, consumers, and Dashers, as applicable, of an acquired business;

- challenges integrating internal controls, procedures, and policies and accounting, finance, and forecasting practices of acquired businesses with our own, especially in the context of international businesses;

- challenges relating to the structure of an investment, such as governance, accountability, operations, expense sharing, and decision-making conflicts that may arise in the context of a joint venture or other majority ownership investments;

- challenges with integrating the brand identity of an acquired company with our own;

- difficulties in operating a geographically dispersed organization, including as a result of different time zones, languages, and cultural, political, and business practices;

- currency, regulatory, and compliance risks associated with foreign jurisdictions and entry into new markets;

- diversion of financial and management resources from existing operations or alternative acquisition or investment opportunities;

- failure to realize the anticipated benefits or synergies of a transaction;

- failure to identify the problems, liabilities, or other shortcomings or challenges of an investment or acquired business, technology, or asset, including issues related to intellectual property, regulatory compliance practices, litigation, information security vulnerabilities, trust and safety practices, brand management, revenue recognition or other accounting practices, or employee or user issues;

- the enactment of new laws or regulations that are adverse to an investment or acquired business, or impede our ability to achieve the expected benefits of such investments;

- regulatory challenges from antitrust or other regulatory authorities that may block, delay, or impose conditions (such as divestitures, ownership, or operational restrictions or other structural or behavioral remedies) on the completion of transactions or the integration of acquired businesses;

- an acquired business or investment in new technologies, products, or services cannibalizing a portion of our existing business;

- additional stock-based compensation issued or assumed in connection with an acquisition or strategic transaction, which may in turn impact our stock price and results of operations;

- as a result of an acquisition, third parties we or an acquired business works with may delay or defer certain business decisions, seek to terminate, change or renegotiate their relationships with us or the acquired business, or consider working with a competitor instead; and

- adverse market reaction to an acquisition, particularly if we are unable to achieve any expected benefits in our results of operation, or if the anticipated benefits are not realized as rapidly or to the extent anticipated or if the transaction costs are greater than expected.

In particular, the integration of Wolt into our business poses heightened risks, including write-offs or restructuring charges, unanticipated costs, regulatory and compliance risks associated with operating in a number of new jurisdictions, operational difficulties, and the loss of key employees. The acquisition of Wolt also subjects us to liabilities that may exist at Wolt or may arise in connection with the acquisition, some of which may be unknown. Although we and our advisers conducted due diligence on the operations of Wolt, there can be no guarantee that we are aware of all liabilities of Wolt. These liabilities, and any additional risks and uncertainties related to the acquisition not currently known to us or that we may currently deem immaterial or unlikely to occur, could adversely affect our business, financial condition, and results of operations, including our profitability.

We have made and may continue to make strategic investments as part of our business strategy. For example, we have invested a total of $412 million in preferred shares of a private grocery delivery platform company based in Europe. Strategic investments inherently involve less control over business operations of the investee, thereby potentially increasing the financial, legal, operational, regulatory, or compliance risks associated with the joint venture or strategic investment. In addition, we may be dependent on partners, controlling shareholders, management, or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent or competitive with ours. Business decisions or other actions or omissions of the partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us, and may otherwise damage our reputation and brand. Our ability to sell or transfer, or realize value from our investments may be limited by applicable securities laws and regulations. Entry into certain transactions with foreign entities now or in the future may be subject to government regulations, including review related to foreign direct investment by U.S. or foreign government entities. If a transaction with a foreign entity is subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy. We can provide no assurance that our strategic investments will generate returns for our business, or that we will not lose our initial investment in whole or in part. For example, during the quarters ended December 31, 2022 and December 31, 2023, we recorded impairments of $312 million and $101 million, respectively, associated with our non-marketable equity securities.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of, and investments in, businesses, technologies, services, intellectual property, and other assets, arrangements, and investments, or if we fail to successfully integrate or otherwise realize the benefits of such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected.

Our international operations and any future international expansion will subject us to additional costs and risks and our plans may not be successful.

We have significant international operations, and we expect to continue to make significant investments in non-U.S. markets as part of our growth strategy. We currently operate in over 25 countries across the globe. Our operations outside of the United States require significant operating expenses and management attention in order to oversee operations over broad geographic areas with varying regulations, cultural norms, and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. Our international operations and our plans for investment in non-U.S. markets subject us to a number of risks and we may not be successful in our international operations for a variety of reasons, including:

- an inability to recruit and retain talented and capable employees in foreign countries and maintain our company culture across all of our offices;

- an inability to attract merchants, consumers, and Dashers;

- competition from local incumbents that better understand the local market, may market and operate more effectively, and may enjoy greater local affinity or awareness;

- differing demand dynamics, which may make our platform less successful;

- difficulty localizing, or an inability to localize, services for merchants, Dashers, and consumers in non-U.S. markets;

- difficulty complying with varying laws and regulatory standards across jurisdictions, including with respect to labor and employment, data privacy, data protection, tax, export control and sanctions, public health, payment processing, transactions, and local regulatory restrictions;

- increased financial accounting and reporting requirements and complexities, including with respect to revenue recognition and similar accounting principles;

- difficulties with communication and information sharing as a result of communication barriers, cultural norms and customs, and differing legal, compliance, trust and safety, accounting, and financial standards, especially as it relates to compliance with laws, internal controls and processes, and financial reporting;

- adverse tax consequences, including the complexities of foreign value added and digital services tax laws, and restrictions on the repatriation of earnings;

- unique and varying terms and conditions and cultural norms in contract negotiations across jurisdictions;

- varying payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

- obtaining any required government approvals, licenses, or other authorizations;

- varying levels of Internet and mobile technology adoption and infrastructure;

- foreign currency exchange restrictions or costs;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

- public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have occurred, and which may occur, in various parts of the world in which we operate or may operate in the future; and

- limitations and differences in available instruments to invest our funds, including the risk profile associated with such investments, and limitations on our ability to repatriate funds.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected. In addition, international expansion may subject our business to broader economic, political, and other international risks, including economic volatility, security risks, and geopolitical conflicts, and may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions such as U.S. Office of Foreign Assets Control sanctions and similar European Union ("EU") sanctions. For example, Wolt's operations in markets that are in close proximity to Russia increase the difficulty in complying with trade and economic sanction regimes related to business with Russia.

Our pricing methodologies are impacted by a number of factors, and we may not ultimately be successful in attracting and retaining merchants, consumers, and Dashers.

Demand for our platform is highly sensitive to a range of factors, including the price of the goods delivered, the amount of compensation and gratuities required to attract and retain Dashers, incentives paid to Dashers, and the fees and commissions we charge merchants and consumers. Many factors, including operating costs, legal and regulatory requirements, constraints or changes, and our current and future competitors' pricing and marketing strategies, could significantly affect our pricing strategies. For example, many jurisdictions in which we operate have introduced price control measures on local commerce platforms and we expect other such measures may be enacted in the future. These price controls have caused, and may in the future cause, us to increase the fees we charge to consumers. Our risks related to price controls are described in more detail under the section titled "—*Our business is subject to a variety of laws and regulations globally, including those related to worker classification, Dasher pay and conditions of work, merchant pricing and commissions, and consumer fees and taxes, many of which are unsettled and still developing, and any of which could subject us to legal claims, increased costs, operational burdens, or otherwise adversely affect our business, financial condition, or results of operations.*"

Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract and retain new merchants, consumers, and Dashers at a lower cost than us. There is no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce the price of delivery for consumers, increase the incentives we pay to Dashers that utilize our platform, further reduce the fees and commissions we charge merchants, or increase our marketing and other expenses to attract and retain merchants, consumers, and Dashers in response to competitive pressures. We have launched, and may in the future launch, new pricing strategies and initiatives, including Dasher or consumer loyalty programs, such as our membership products like DashPass and Wolt+, or modify existing pricing methodologies or the way in which fees, taxes, or similar items are presented on our platform, any of which may not ultimately be successful in attracting and retaining merchants, consumers, or Dashers and which may result in lower commissions or fees, which could adversely affect our business, financial condition, and results of operations. Further, our consumers' price sensitivity may vary by geographic location, and as we expand, our business model and pricing methodologies may not be competitive in these locations. As a result, our continued international expansion may require us to change our operations and pricing strategies to adjust to different cultural norms, including with respect to consumer pricing and gratuities.

Our assessments about optimal pricing strategy may not be accurate and may not enable us to compete in the categories and regions in which we operate effectively. There may also be errors or defects in the technology we use to set our prices, which could result in underpricing or overpricing our services. In addition, as the products and services on our platform change, we may need to revise our pricing methodologies. Any such pricing assumptions, technological errors or defects in pricing, or changes to our pricing methodology could adversely affect demand for our platform, our brand and reputation, and results of operations.

We face certain risks associated with our pay models for Dashers.

Our pay models for Dashers, particularly with respect to tips for Dashers, has previously led, and may continue to lead, to negative publicity, lawsuits, arbitration demands, and government inquiries. For example, under a former pay model for Dashers in the United States, we would increase the amount paid to Dashers on a delivery in cases when a consumer left little or no tip. Although this additional pay was intended to help Dashers by making every delivery economically worthwhile, it also had the unintended effect of causing some people to be under the misimpression that not all tips were being received by Dashers. Government authorities have brought claims against us related to our former DoorDash Dasher pay model and may bring similar claims in the future. We could face similar claims related to our former DoorDash Dasher pay model from other government authorities in the future.

We have also launched, and may in the future launch, changes to the rates and fee structure for Dashers that utilize our platform, which may not ultimately be successful in attracting and retaining Dashers and may result in negative publicity or damage our reputation. For example, we increased the amount we pay to DoorDash Dashers per order when we changed our pay model in September 2019, but this pay model also causes less consistency in earnings across deliveries in some cases. This pay model has resulted in, and in the future may result in, negative publicity related to perceptions of its complexity, inconsistency in earnings for Dashers, and lack of flexibility in the ways consumers can leave tips, and as a result, we may not be successful in attracting and retaining merchants, consumers, and Dashers. In addition, in June 2023, we announced an option for Dashers in select cities to earn a guaranteed hourly rate while delivering. In the future, based on a variety of factors, including legal and regulatory changes and expansion into new categories and geographies, we may change our Dasher pay models again. In particular, new or amended laws and regulations have required, and could in the future require, us to make changes to our Dasher pay models, or make other changes to our platform, that

decrease the flexibility provided to Dashers in certain markets, which may also impact our ability to cost-effectively attract or retain Dashers. Our current Dasher pay models, any changes made in response to new laws and regulations, and any future changes to our pay models or our ability to cost-effectively attract and retain Dashers, could result in an increase to the fees we charge to consumers, which in turn could affect our ability to attract and retain consumers, and could adversely affect our business, financial condition, and results of operations.

Further, while we maintain that Dashers that utilize our platform remain independent contractors, there is a risk that Dashers may be reclassified as employees under U.S. federal or state law or the laws of other jurisdictions in which we operate. As discussed further elsewhere in this Annual Report on Form 10-K, we have been involved in and continue to be involved in numerous legal proceedings related to Dasher classification in the United States, and such proceedings have increased in volume since the California Supreme Court's 2018 ruling in Dynamex Operations West, Inc. v. Superior Court ("Dynamex"), including an action brought by the San Francisco District Attorney in June 2020. Certain risks related to reclassification of Dashers that use our platform are described in more detail under the section titled "—*If Dashers that utilize our platform are reclassified as employees under U.S. federal or state law, or the laws of other jurisdictions in which we operate, our business, financial condition, and results of operations would be adversely affected*." A reclassification of Dashers as employees could require us to revise our pricing methodologies and Dasher pay models to account for such a change to Dasher classification, and to make other substantive internal adjustments to account for any transition of a subset of Dashers to employment positions, which would have an adverse effect on our business, financial condition, and results of operations.

If we fail to manage our growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.

Since 2013, we have experienced rapid growth in our employee headcount, the number of users on our platform, our geographic reach, and our operations, and we expect to continue to experience growth in the future. We have experienced rapid employee headcount growth at our San Francisco headquarters, in a number of our offices across the United States, internationally, and with employees working remotely globally. We have also expanded our presence, both in employee headcount and operationally, in Europe and Asia through our acquisition of Wolt. This growth has placed, and may continue to place, substantial demands on management and our operational and financial infrastructure.

Our failure to implement and maintain effective internal control over financial reporting as a result of our rapid growth, including at Wolt and other companies we may acquire, could result in errors in our financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and could negatively impact our stock price. We will need to continue to improve our operational and financial infrastructure in order to manage our business effectively and accurately report our results of operations. Similarly, our failure to implement and maintain effective data and information security systems with respect to our platform as we grow could result in breaches, security incidents, theft or fraud, service disruptions, loss of user confidence in our platform, legal claims, regulatory investigations, and damage to our reputation or brand, any of which could adversely affect our business, financial condition, and results of operations.

We have made, and intend to continue to make, substantial investments in our technology, customer service, and sales and marketing infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies, services, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain user satisfaction. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our reputation and brand, business, financial condition, and results of operations.

Growth of our business will depend on a strong reputation and brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of merchants, consumers, and Dashers and our ability to increase their level of engagement.

We believe that building a strong reputation and brand and continuing to increase the strength of the local network effects among the merchants, consumers, and Dashers that use our platform are critical to our ability to attract and retain all three constituencies and increase their engagement with our platform. Similarly, maintaining and enhancing the Wolt reputation and brand will be particularly important for our continued growth in Europe and Asia. Successfully maintaining, protecting, and enhancing our reputation and brand and increasing the local network effects of our platform will depend on the success of our marketing efforts, our ability to provide consistent, high-quality services and support, and our ability to

successfully secure, maintain, and defend our rights to use the "DoorDash" and "Wolt" marks, our logos, and other trademarks important to our brand, as well as a number of other factors, many of which are outside our control. We believe that our paid marketing initiatives have been critical in promoting awareness of our platform, which in turn drives new user growth and engagement, but future marketing efforts may not be successful or cost-effective. Our users have a wide variety of options for delivery of goods, including other local commerce platforms and services, and consumer preferences may also change. To expand our user base, we must appeal to new users who may have historically used other methods of delivering goods or other local commerce platforms.

Our reputation, brand, and ability to build trust with merchants, consumers, and Dashers may be adversely affected by complaints and negative publicity about us, our platform, merchants, and Dashers that utilize our platform or our competitors' platforms, even if factually incorrect or based on isolated incidents. The effect of negative publicity could be exacerbated to the extent dissatisfaction with, or complaints concerning, us are disseminated via social media platforms. Any such expressions of dissatisfaction or complaints, even if ultimately concluded to be unfounded or successfully resolved without direct adverse financial effects, could still harm our brand, reputation, and local network effects. Negative perception of our platform or company may result from:

- complaints or negative publicity about us, our platform, services or items provided through our platform, including highly regulated products, Dashers, merchants, consumers, or our policies and guidelines, including Dasher pay;

- missing or incorrect items, inaccurate orders, or cancelled orders;

- illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

- food tampering or inappropriate or unsanitary food preparation, handling, or delivery;

- traffic accidents caused by, or involving, Dashers or employee couriers or death or serious injury involving a Dasher or employee couriers or any party associated with us;

- a pandemic or an outbreak of disease, such as the COVID-19 pandemic, in which constituencies of our network become infected;

- a failure to provide Dashers with a sufficient level of orders or otherwise pay Dashers competitively;

- a failure to offer consumers competitive pricing and delivery times;

- a failure to provide a range of delivery options sought by consumers;

- a failure to provide environmentally friendly delivery and packaging options;

- actual or perceived disruptions to or defects in our platform or similar incidents, such as privacy or data security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact the reliability of our services;

- litigation over, or investigations by regulators into, our platform;

- changes to our policies that users or others perceive as overly restrictive, unclear, or inconsistent with our values or mission;

- a failure to comply with legal, tax, privacy, and regulatory requirements, including violations of food information and alcohol delivery age verification regulations;

- changes to our practices with respect to collection and use of consumer, merchant, and Dasher data;

- a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory user support experiences;

- illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

- negative responses by merchants, consumers, or Dashers to new services on our platform;

- a failure to register and prevent misappropriation of our trademarks;

- perception of our treatment of employees, merchants, consumers, and Dashers and our response to employee, merchant, consumer, and Dasher sentiment related to political or social causes or actions of management;

- our operations in regions that are or become subject to geopolitical instability, conflict, or economic sanctions, and any negative consequences of such operations to us, our merchants, consumers, or Dashers; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

If we do not successfully develop, protect, and enhance our reputation and brand and increase the local network effects of our platform, our business may not grow, and we may not be able to compete effectively. If existing and new merchants and consumers do not perceive the delivery services provided by Dashers that utilize our platform to be reliable, safe, and affordable, or if we fail to offer new and relevant services and features on our platform, we may not be able to attract or retain merchants, consumers, or Dashers or to increase their use of our platform, any of which could adversely affect our business, financial condition, and results of operations.

Unfavorable media coverage could harm our business, financial condition, and results of operations.

We are the subject of media coverage. Unfavorable publicity regarding our business model, Dasher pay models, user support, technology, platform policies, platform changes, platform or other quality issues, delivery issues, privacy or security practices, management team, compliance with laws and regulations, or the health and safety of Dashers, employee couriers, merchants, and consumers using our platform could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of merchants, consumers, and Dashers that utilize our platform, which could adversely affect our business, financial condition, and results of operations. For example, we have previously received negative media coverage related to the manner in which Dashers were compensated, in particular with respect to gratuities, concerns related to food tampering and general food safety and quality, and concerns regarding the safety of Dashers, consumers, and merchants using our platform, which has adversely affected our reputation and brand. In addition, negative publicity related to key brands, influencers, or other third parties that we have partnered with or may partner with in the future may damage our reputation, even if the publicity is not directly related to us. Any negative publicity that we may receive could diminish confidence in, and the use of, our platform, which could adversely affect our business.

We have been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived cybersecurity incident or security or privacy breach could interrupt our operations, harm our brand, subject us to claims, litigation, regulatory investigations and liability, and adversely affect our reputation, brand, business, financial condition, and results of operations.

Our business involves the collection, storage, transmission, and other processing of personal data and other sensitive and proprietary data of our merchants, consumers, and Dashers. Additionally, we maintain sensitive and proprietary data relating to our business, including our own proprietary data and personal data relating to our employees. Cybersecurity incidents are increasing in severity and sophistication and can originate with external actors or with our employees and contractors, whether acting maliciously or by inadvertently providing access to an external party or having their credentials compromised by an external party. Further, due to the current geopolitical environment, there is heightened risk of cybersecurity incidents sponsored by state actors or state-affiliated actors, which could target businesses. These incidents can originate on our vendors' systems, which can be leveraged to access our websites, platforms, and data, including personal data. We and our vendors have previously experienced these types of breaches and other incidents. For example, in August 2022, we reported an incident affecting one of our vendors that resulted in unauthorized access to personal data of certain consumers and Dashers. In addition, in December 2021, we investigated and patched Log4j vulnerabilities that, if exploited, could have allowed for unauthorized remote code execution in our systems. We have undertaken steps to enhance our data security and governance program, which include adding security layers around data, improving access controls, hiring additional personnel with data security experience, and using outside expertise to identify and repel threats. We cannot assure you that all potential causes of these incidents have been identified and remediated or will not lead to recurrence or other incidents.

Because techniques used to obtain unauthorized access to or to sabotage or exfiltrate data from information systems change frequently and may not be known until launched against us or our vendors, we and our vendors may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate detective or preventive measures, and we and our vendors may face delays in our response to or remediation of breaches and other incidents. Unauthorized parties have in the past gained access, and may in the future gain access, to systems used in our business through various means. In addition, there may be attempts to fraudulently induce our employees, merchants, consumers, Dashers, vendors, or others into disclosing user names, passwords, payment card information, or other sensitive information resulting in account takeovers or the fraudulent transfer of funds to bad actors. With the prevalence of remote work, we may also be exposed to increased risks of breaches or incidents via such methods.

Although we have taken measures to monitor and protect our systems and the data in our possession, these measures have not fully protected our systems in the past and cannot guarantee security in the future. Our IT and infrastructure may

be vulnerable to viruses, social engineering, denial of service, credential stuffing, ransomware and other malware, insecure third-party libraries, application or network vulnerabilities, reliance on third-party vendors for patches, unauthorized configurations, employee error and malfeasance, and other sources of disruption, and, as a result, unauthorized parties may be able to access our systems and data, including personal data and other sensitive and proprietary data, through our systems. Although we have policies and technical controls restricting the access to and sharing of the data we store, as well as requiring encryption of data where appropriate, these policies and controls may not be effective in all cases. Any actual or perceived breach or similar incident could interrupt our operations, harm our reputation, brand, and competitive position, result in our platform being unavailable, loss or improper access to, or unavailability of, data, fraudulent transfer of funds, regulatory investigations, proceedings, and significant legal, regulatory, and financial exposure. Any such incidents or any perception that our security measures are inadequate could lead to loss of merchant, consumer, or Dasher confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Further, any cyberattacks or actual or perceived breaches or other incidents directed at, or suffered by, our competitors could reduce confidence in our industry as a whole and, as a result, reduce confidence in us.

Any actual or perceived breach or other security incident, impacting any entities with which we share or disclose data (including, for example, our vendors) could have similar effects. Our ability to monitor our vendors' security measures and respond to any incidents impacting them is limited. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our vendors' systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in an incident, breach, or other disruption to, our or our vendors' systems.

Additionally, defending against claims or litigation based on any breach or incident, regardless of their merit, could be costly and divert management's attention. While we maintain cybersecurity insurance that may help provide coverage for these types of incidents and resulting claims, we cannot be certain that our insurance coverage will be adequate for liabilities incurred relating to any breach or incident, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of any claim against us that exceeds available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

The on-demand local commerce category is still in relatively early stages of growth, and if this category does not continue to grow, or grows slower than we expect, our business, financial condition, and results of operations could be adversely affected.

The on-demand local commerce category has grown rapidly since we launched our platform in 2013, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all. The markets for certain services we facilitate, in particular convenience, grocery, advertising, and certain other categories, may be in even earlier stages of development than our restaurant category, and it is uncertain whether demand for these services will continue to grow and achieve wide market acceptance, if at all. In addition, through our acquisition of Wolt, we have entered many geographies where the development of the on-demand local commerce category may be at different stages of market acceptance. Our success will depend to a substantial extent on the willingness of people to widely adopt on-demand local commerce platforms. Changing traditional ordering habits is difficult, and if merchants and consumers do not embrace the transition to on-demand local commerce platforms as we expect, including as a result of concerns regarding safety, affordability, or for other reasons, whether as a result of incidents on our platform or on our competitors' platforms or otherwise, or instead adopt alternative solutions that may arise, then the market for our platform may not further develop or may develop slower than we expect, either of which could adversely affect our business, financial condition, and results of operations.

We are committed to expanding our platform and enhancing the DoorDash experience, which may not maximize short-term financial results and may yield results that conflict with the market's expectations, which could result in our stock price being adversely affected.

We are passionate about expanding our platform and continually enhancing the DoorDash experience, with a focus on driving long-term engagement through innovation, the expansion of our platform and services, and providing high-quality support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may negatively impact our short-term financial results when we believe that the decisions are consistent with our goals to improve the DoorDash experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected.

Illegal, improper, or otherwise inappropriate activity of merchants, consumers, or Dashers, whether or not occurring while using our platform, could expose us to liability and adversely affect our business, brand, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activities by merchants, consumers, or Dashers, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, our platform or individuals who are impersonating consumers or Dashers, have occurred, and in the future may occur, which could adversely affect our brand, business, financial condition, and results of operations. These activities include food tampering, inappropriate or unsanitary food preparation, handling, or delivery, assault, battery, theft, unauthorized use of credit and debit cards or bank accounts, registering Dasher accounts with us with stolen personal information, consumer identity theft, and other misconduct. Such activities may result in physical injury, loss of life, property damage, and financial damage for consumers and third parties, and business interruptions, reputational and brand damage, or other significant liabilities for us.

We have in the past incurred, and may in the future incur, losses from various types of fraud, including use of stolen or fraudulent credit card, debit card, or bank account information, fraud with respect to background checks, fraud by employees or agents relating to payments or credits on our platform, exploitation of system bugs or vulnerabilities to circumvent payment requirements, account takeovers of merchant, consumer, or Dasher accounts by bad actors, and other unauthorized uses of another person's identity. For example, bad actors have created Dasher accounts using other people's stolen personal identifying information for illicit purposes. Among other things, in the United States, this has caused Form 1099s to be incorrectly sent to individuals who are not performing services as Dashers. In addition, under current credit card practices, we may be liable for orders facilitated on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.

While we have implemented various measures intended to anticipate, identify, and address the risk of these types of illegal, improper, or otherwise inappropriate activities of merchants, consumers, and Dashers, these measures may not adequately address or prevent all such activity from occurring or scale efficiently with our business and such conduct could expose us to liability, including through litigation or regulatory action, or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper, or otherwise inappropriate activities, such as our requirement that all Dashers undergo a background check where permitted by applicable law, are too restrictive and inadvertently prevent Dashers and consumers otherwise in good standing from using our platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, or if our competitors do not adopt similar measures, the growth of Dashers and consumers on our platform and their use of our platform could be adversely affected. In addition, our ability to adopt measures to anticipate, identify, and address illegal, improper, or otherwise inappropriate activity may be particularly limited with our Self-Delivery service, which enables merchants on our Marketplaces to fulfill orders with their own delivery fleets. These delivery providers are retained directly by merchants, and as a result, we do not conduct background checks on such providers or engage in any of the other activities that are a part of the typical onboarding process for Dashers on our platform. Any negative publicity related to incidents involving illegal, improper, or otherwise inappropriate activities, or the measures we adopt to mitigate the risk of such incidents, whether such incident occurred on our platform or on our competitors' platforms, could adversely affect our reputation and brand or public perception of our industry as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure.

Our platform facilitates deliveries to consumers from non-partner merchants, and we face certain risks associated with these deliveries.

We aim to have a broad selection of merchants on our platform, which sometimes includes facilitating deliveries to consumers from non-partner merchants. Facilitating deliveries from non-partner merchants is generally less operationally efficient than doing so with partner merchants, as our platform is not integrated with non-partner merchants' systems. As a result, we generally experience higher operational expenses for each order and a higher likelihood of errors. The occurrence of any errors, delays with orders, or other problems associated with facilitating deliveries with non-partner merchants could create a negative perception of our platform and cause damage to our reputation and brand.

Some non-partner merchants may not want to be included on our platform and may request to be removed. There is a risk that non-partner merchants will bring legal claims against us relating to their inclusion on our platform. In addition, measures have been enacted in many U.S. jurisdictions that prohibit, among other things, on-demand local commerce platforms like ours from facilitating deliveries from restaurants without the restaurants' prior consent. We have adopted internal policies pursuant to which we generally do not add new non-partner restaurants for delivery on our platform in the United States and require the use of disclaimers with existing non-partner restaurants on our platform in the United States to inform consumers that such restaurants are not partnered with us. However, we continue to add non-partner merchants

in categories other than restaurants. We may continue to revise and update our internal policies related to non-partner restaurants and other merchants. To the extent we are required or we choose to remove non-partner merchants for any reason, this may adversely affect our ability to provide a broad selection of merchants on our platform, attract and retain consumers and could directly and adversely affect our business, financial condition, and results of operations.

If we do not continue to innovate and further develop our platform, our platform developments do not perform, or we are not able to keep pace with technological developments, we may not remain competitive and our business and results of operations could suffer.

Our success depends in part on our ability to continue to innovate and further develop our platform. To remain competitive, we must continuously enhance and improve the functionality and features of our platform, including our websites and mobile applications and the suite of merchant services that we offer through our platform. To compete effectively, we must also provide a convenient, efficient, and reliable merchant and consumer experience on our platform, and we may be unable to effectively address merchant and consumer needs or identify emerging consumer trends. If competitors introduce new features, offerings, or technologies, or if new industry standards and practices or consumer trends emerge, our existing technology, services, websites, and mobile applications may become less popular or obsolete. For example, our competitors may develop and commercialize autonomous and drone delivery technologies at scale before we or our partners do. In the event that our competitors bring autonomous or drone delivery to market before we do, or their technology is, or is perceived to be, superior to our or our partners' technology, they may be able to leverage such technology to compete more effectively with us, which would adversely affect our business, financial condition, and results of operations. Our future success could depend on our ability to invest in, develop, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

We have scaled our business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to, and new services on, our platform may involve significant technical risks, the time and attention of our personnel, including management and key employees, and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features and services or if our recently introduced offerings do not perform in accordance with our expectations, the merchants, consumers, and Dashers that utilize our platform may forego the use of our services in favor of those of our competitors.

We face certain risks in connection with our self-operated convenience, grocery, and other retail businesses.

We face certain risks in connection with our self-operated convenience, grocery, and other retail businesses, including DashMart and Wolt Market. To build and expand our self-operated businesses, including DashMart and Wolt Market, we have made substantial investments, including in establishing and managing a reliable supply chain for in-store products, establishing supply-related contractual partnerships, leasing premises, hiring personnel, and rolling out relevant technologies and processes. We also plan to continue to invest in such businesses in the future. The maintenance and expansion of our self-operated businesses requires significant investments, and there is no assurance that we will realize any of the anticipated benefits. In locations where we operate DashMart and Wolt Market, we may not be able to generate a sufficient number of orders to cover our fixed costs and make such services viable in certain locations and we may incur significant costs before we can determine the viability of these DashMart and Wolt Market locations. Our self-operated retail locations also expose us to different regulatory requirements and risks than our Marketplaces and Platform Services, in particular with respect to food safety, permit and license requirements, and zoning restrictions. Our expansion into convenience, grocery, and other retail categories, may also result in the diversion of management's attention from other business opportunities as well as the diversion of resources from support functions, which could adversely affect our business, financial condition, and results of operations.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our platform is important to our ability to grow our business, and attracting merchants, consumers, and Dashers can be costly. We believe that much of the growth in the number of merchants, consumers, and Dashers that utilize our platform is attributable to our paid marketing initiatives. Our marketing efforts currently include referrals, affiliate programs, free or discount trials, partnerships, display advertising, television, billboards, radio, video, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile "push" communications, search engine optimization, and keyword search campaigns. Our marketing initiatives may become increasingly expensive and we may not generate a meaningful return on these initiatives. Even if we increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations would be

adversely affected.

If we fail to maintain or improve the cost-effectiveness of our local commerce platform, our business, financial condition, and results of operations could be adversely affected.

Our ability to provide a cost-effective local commerce platform depends on a number of factors, including Dasher efficiency and Dasher pay. Dasher efficiency relies on the technology that powers our platform and while we continue to make significant investments to improve the efficiency and sophistication of our technology, including enhancements to demand prediction, forecasting food preparation times at merchants, and optimizing our routing and batching algorithms, there is no guarantee that such efforts will be successful and produce the gains in efficiency to our platform that we expect. Dasher pay is a major component of the cost of our business and subject to a number of risks, including changes to our Dasher pay models and changes in macroeconomic conditions. The cost-effectiveness of our platform would also be adversely affected if our operational and technological improvements do not reduce the number of defective orders and accordingly our cost of revenue and refunds and credits. If we are unable to maintain or improve the cost-effectiveness of our platform, including with respect to Dasher efficiency, Dasher pay, and defective orders, our business, financial condition, and results of operations could be adversely affected.

Any failure to offer high-quality support may harm our relationships with merchants, consumers, and Dashers and could adversely affect our business, financial condition, and results of operations.

Our ability to attract and retain merchants, consumers, and Dashers is dependent in part on our ability to provide high-quality support. Merchants, consumers, and Dashers depend on our support organization to resolve any issues relating to our platform. We rely on third parties to provide some support services and our ability to provide effective support is partially dependent on our ability to attract and retain third-party service providers who are qualified to support users of our platform and well versed in our platform. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, as we continue to grow our international business and the number of non-U.S. based users on our platform, our support organization will face additional challenges, including those associated with delivering support in languages other than English and in ways consistent with the customs and dominant technologies used in the various geographies in which we operate. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and results of operations.

We experience significant seasonal fluctuations in our financial results, which could cause our Class A common stock price to fluctuate.

Our business is highly dependent on consumer spending habits and Dasher behavior patterns, each of which have a significant impact on our growth and expenses. We may experience changes in consumer activity over the course of the calendar year, although our rapid growth in historical periods has made, and may continue to make, seasonal fluctuations difficult to detect. For example, consumer activity may be impacted by weather. Colder or more inclement weather may increase consumer demand, while warmer or sunny weather may decrease consumer demand. In contrast, the number of available Dashers may decrease during periods of cold or inclement weather when we need more Dashers available to fulfill orders driven by increased consumer demand. In such instances, we typically rely on incentive pay to attract sufficient Dashers to maintain the quality of our platform, which increases our costs. Further, severe weather can cause businesses, including restaurants, to close, making it impossible to fulfill deliveries. We also benefit from increased order volume in our campus markets when school is in session, and we experience a decrease in order volume when school is not in session and during summer breaks and other vacation periods, causing adverse effects to our business during impacted periods. Seasonality will likely cause fluctuations in our financial results on a quarterly basis. In addition, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to greater fluctuations in our results of operations as we continue to scale and our growth slows. As such, we may not accurately forecast our results of operations and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

The impact of adverse economic conditions and other trends, including the resulting effects on consumer spending and merchant operations, may adversely affect our business, financial condition, and results of operations.

Changes to economic conditions can impact consumer spending in the regions where we do business, which can prompt consumers to reduce spending on our platform or forgo spending on our platform altogether. Any factor that impacts consumer spending broadly may also impact consumer spending on our platform. Some of these factors include

unemployment, inflation, consumer debt, fluctuations in household net worth, fluctuations in gasoline, vehicle, and transportation costs, increased food costs, fluctuations in commodity prices, declines in asset prices, residential real estate and mortgage markets, taxation, energy prices, changes in interest rates and credit availability, changes in saving rates, and consumer confidence in the current and future political and economic environment. Economic conditions in certain regions may also be affected or exacerbated by natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the COVID-19 pandemic. Additionally, volatility in the global financial markets, or in specific segments of those markets, may contribute to banks and financial institutions with whom we have banking or payment processing relationships entering receivership or becoming insolvent in the future, and we may be unable to access or may lose some or all of our existing cash and cash equivalents to the extent those funds are not insured or otherwise protected by the Federal Deposit Insurance Corporation or other insurance programs. Such volatility may also adversely impact any funds held temporarily at our third-party payment processors.

In addition, merchants on our platform may be negatively impacted by supply chain issues, labor shortages, inflation, or other macroeconomic factors. Labor shortages and supply chain issues at merchants could negatively impact their ability to fulfill orders, which could negatively impact volume on our Marketplaces and in our Platform Services. Inflationary pressures could drive merchant prices higher, which could negatively impact consumer demand and drive lower order volume on our Marketplaces and in our Platform Services. Small businesses that do not have substantial resources, like many of the merchants on our platform, tend to be more adversely affected by poor economic conditions than large businesses. If merchants on our platform, including our small business merchants, cease operations, temporarily or permanently, or face financial distress or other business disruption, we may not be able to provide consumers with sufficient merchant selection, and they may be less likely to use our platform.

As our business has grown, we have increasingly become subject to risks arising from adverse global economic and political conditions, including the wars between Israel and Hamas, and Russia and Ukraine. Both these conflicts have had, and may continue to have, an adverse impact on macroeconomic conditions in the region and give rise to volatility and instability in a manner that adversely affects our business and merchants, consumers, and Dashers on our platform.

We may face difficulties as we expand our operations into new geographic markets and categories in which we have limited or no prior operating experience.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new geographic markets and categories. It may be difficult for us to understand and accurately predict consumer preferences and purchasing habits in these new geographic markets and categories. In addition, each market and category has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate, the pool of Dashers that are available, and other operational costs. In addition, each market and category is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive services than alternative options and our ability to efficiently attract and retain merchants, consumers, and Dashers, all of which affect our sales, results of operations, and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the geographic markets and categories in which we operate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected. Information on risks associated with entry into new markets internationally are described in more detail under the section titled "—*Our international operations and any future international expansion will subject us to additional costs and risks and our plans may not be successful.*" Information on risks associated with entry into certain new categories are described in more detail under the section titled "—*We face certain risks in connection with our self-operated convenience, grocery, and other retail businesses.*"

We are subject to risks related to fluctuations in foreign currency exchange rates.

We are subject to foreign currency exchange risk as a result of our operations in foreign countries. When conducting business in foreign countries, including through Wolt and our other subsidiaries and affiliates, such business is typically denominated in the local currency of the respective country, which exposes us to the risk of fluctuations in foreign currency exchange rates. Our primary foreign currency exposure is currently to the euro, the Canadian dollar, the Israeli shekel, and the Australian dollar. Additionally, because our financial statements are presented in U.S. dollars, local functional currencies will be converted into U.S. dollars at the applicable exchange rates for inclusion in our financial statements, thereby increasing our foreign exchange translation risk.

We depend on our highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as we anticipate, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected.

Our future success will depend in part on the continued service of our founders, senior management team, key technical employees, and other highly skilled employees, including Tony Xu, our co-founder and Chief Executive Officer, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, all of our U.S.-based employees, including our senior management team and Mr. Xu, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

We face intense competition for highly skilled employees, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock may be volatile and could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Certain of our employees have received, and may in the future receive, significant proceeds from sales of our equity, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture, which promotes authenticity, empathy, support for others, and bias for action, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

- the increasing size and geographic diversity of our workforce;

- an increasing share of our workforce working remotely, on hybrid schedules, and spending less time collaborating in offices;

- the integration of new personnel and businesses from acquisitions;

- competitive pressures to move in directions that may divert us from our mission, vision, and values;

- the continued challenges of a rapidly evolving industry;

- the increasing need to develop expertise in new areas of business that affect us; and

- negative perception of our treatment of employees, merchants, consumers, and Dashers or our response to employee sentiment related to political or social causes or actions of management.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the rules and regulations of the applicable listing standards of the Nasdaq Stock Market LLC ("Nasdaq"). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems, or the existing systems and third-party software applications that we rely on for financial reporting, do not perform as expected, we may experience further deficiencies in our controls and we may not be able to meet our financial reporting obligations. We also need to implement, integrate, and maintain effective internal control over financial reporting at companies we acquire, including in the case of our acquisition of Wolt, and any failure to do so could impact our ability to meet our financial reporting obligations.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Additionally, our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible, which would adversely affect our business, reputation, financial condition, and results of operations.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and services. However, it may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable when merchants, consumers, and Dashers attempt to access it or it does not load as quickly as they expect or it experiences capacity constraints due to an excessive number of users accessing our platform simultaneously, users may seek other offerings, and may not return to our platform as often in the future, or at all. This would adversely affect our ability to attract merchants, consumers, and Dashers and decrease the frequency with which they use our platform. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, or continually develop our technology and network architecture to accommodate actual and

anticipated changes in technology, our business, reputation, financial condition, and results of operations would be adversely affected.

We may use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We may incorporate artificial intelligence ("AI") solutions into our platform, offerings, services, and features, or in support of internal business operations, and these applications may become important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, inappropriate, or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, we may be subject to legal claims or liability and our business, financial condition, and results of operations may be adversely affected. The use of AI applications may result in data leakage or unauthorized exposure of data, including confidential business information, the personal data of end users, or other sensitive information. Such leakage or unauthorized exposure of data related to our use of AI applications could result in legal claims or liability or otherwise adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, may require significant resources to develop, test, and maintain our platform, offerings, services, and features to help us implement AI in a manner that complies with applicable laws and regulations and ethically in order to minimize unintended, harmful impact.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates, sometimes multiple times per day. The third-party software that we incorporate into our platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity and a loss of users, revenue, and availability of our platform, as well as other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

We have implemented "sell-to-cover" in which shares of our Class A common stock are sold into the market on behalf of RSU holders upon vesting or settlement of RSUs to cover tax withholding liabilities and such sales will result in dilution to our stockholders. We also permit certain RSU holders to elect to cover the RSU tax withholding liabilities by providing to us a cash payment amount.

To fund the tax withholding and remittance obligations arising in connection with the future vesting or settlement of RSUs, we will either (i) withhold shares of our Class A common stock that would otherwise be issued with respect to such RSUs and pay the relevant tax authorities in cash to satisfy such tax obligations, (ii) have the holders of such RSUs use a broker to sell a portion of such shares into the market on the applicable settlement date, with the proceeds of such sales to be delivered to us for remittance to the relevant taxing authorities, in order to satisfy such tax withholding and remittance obligations, which is generally referred to as "sell-to-cover," or (iii) allow certain holders of such RSUs to pay us an amount in cash, via a broker, sufficient to cover the applicable RSU tax withholding obligations. If we withhold shares of our Class A common stock that would otherwise be issued with respect to the vesting or settlement of RSUs and pay the relevant tax authorities in cash to satisfy such tax obligations, this may result in significant cash expenditures by us. We have implemented "sell-to-cover" to satisfy tax withholding obligations, pursuant to which shares with a market value equivalent to the tax withholding obligation are sold on behalf of the holder of the RSUs upon vesting and settlement to cover the tax withholding liability and the cash proceeds from such sales are remitted by us to the taxing authorities. Such sales or any cash amount that the holder provides to us to cover the applicable RSU tax withholding obligations, in either case, will not result in the expenditure of additional cash by us to satisfy the tax withholding obligations for RSUs, but will cause dilution to our stockholders and, to the extent a large number of shares are sold in connection with any vesting event, such sales volume may cause our stock price to fluctuate.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including our merchant, consumer, and Dasher counts, key business and non-GAAP metrics, such as Total Orders, Marketplace GOV, Contribution Profit, Contribution Margin, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow, and certain other metrics required by regulatory and administrative bodies, such as the monthly active recipients of our services in the EU (as required by Article 24(2) of the Digital Services Act), with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations. For example, the accuracy of our operating metrics could be impacted by fraudulent users of our platform, and further, we believe that there are consumers who have multiple accounts, even though this is prohibited in our Terms of Service and we implement measures to detect and prevent this behavior. Consumer usage of multiple accounts may cause us to overstate the number of consumers on our platform. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, investors may lose confidence in our operating metrics and business and we expect that we could be subject to legal claims, including securities class action lawsuits, and our business, reputation, financial condition, and results of operations would be adversely affected.

Our actual losses may exceed our insurance reserves, which could adversely affect our financial condition and results of operations.

We establish insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and we periodically evaluate and, as necessary, adjust our actuarial assumptions and insurance reserves as our experience develops or new information is learned. We employ various predictive modeling and actuarial techniques and make numerous assumptions based on limited historical experience and industry statistics to estimate our insurance reserves. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult, subjective, and speculative. Additionally, actuarial projections make no provision for the extraordinary future emergence of losses or types of losses not sufficiently represented in the historical data or which are not yet quantifiable. A number of external factors can affect the actual losses incurred for any given claim, including but not limited to the length of time the claim remains open, fluctuations in healthcare costs, legislative and regulatory developments, judicial developments and unexpected events such as natural or human-made catastrophic disasters or negative publicity. Such factors can impact the reserves for claims incurred but not yet paid as well as the actuarial assumptions used to estimate the reserves for claims incurred but not yet reported and any related estimable expenses for current and historical periods. For any of the foregoing reasons, our actual losses for claims and related expenses may deviate, individually or in the aggregate, from the insurance reserves reflected in our financial statements. If we determine that our estimated insurance reserves are inadequate, we may be required to increase such reserves at the time of the determination, which could result in an increase to our net loss in the period in which the shortfall is determined and negatively impact our business, financial condition, and results of operations.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users.

Our business depends on users' access to our platform via a mobile device or personal computer and the Internet. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our platform. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Risks Related to our Legal and Regulatory Environment

If Dashers that utilize our platform are reclassified as employees under U.S. federal or state law, or the laws of other jurisdictions in which we operate, our business, financial condition, and results of operations would be adversely affected.

We are subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the U.S. federal, state, and municipal levels, as well as in jurisdictions in Europe and Asia, challenging the classification of Dashers that utilize our platform as independent contractors. Laws and regulations that govern the status and classification of independent contractors vary by jurisdiction and are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us, as well as the Dashers, merchants, and consumers that use our platform. For example, in January 2024, the U.S. Department of Labor released a final rule regarding the classification of employees and independent contractors under the federal Fair Labor Standards Act, which implements new interpretative guidance for classification of workers.

While we maintain that Dashers that utilize our platform are properly classified as independent contractors, Dashers may be reclassified as employees, especially in light of the evolving rules and restrictions on worker classification and their potential impact on the local commerce industry. A reclassification of Dashers as employees would adversely affect our business, financial condition, and results of operations, including as a result of:

- monetary exposure arising from, or relating to, failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to PAGA and government fines;

- injunctions prohibiting continuance of existing business practices;

- claims for employee benefits, social security, workers' compensation, and unemployment;

- claims of discrimination, harassment, and retaliation under civil rights laws;

- claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

- other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

- harm to our reputation and brand.

In addition to the harms listed above, a reclassification of Dashers as employees would require us to significantly alter our existing business model and operations and impact our ability to add and retain Dashers to our platform and grow our business, which we would expect to have an adverse effect on our business, financial condition, and results of operations.

We have been involved in and continue to be involved in numerous legal proceedings related to Dasher classification. We are currently involved in a number of putative class actions and representative actions brought, for example, pursuant to PAGA, and numerous individual claims, including those brought in arbitration or compelled pursuant to the terms of our independent contractor agreements to arbitration, challenging the classification of Dashers that utilize our platform as independent contractors. In addition, in June 2020, the San Francisco District Attorney filed a claim against us in the Superior Court of California, County of San Francisco, alleging that we misclassified California Dashers as independent contractors as opposed to employees. For more details on this action, please see the section titled "*Legal Proceedings*" above in this Annual Report on Form 10-K.

Some jurisdictions in the United States, Europe, and Asia have modified, or are considering modifying, their standards used to determine worker classification. For example, the California Legislature passed Assembly Bill ("AB 5") and it was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. We, along with certain other companies, supported a campaign for Proposition 22 ("Proposition 22") to address AB 5 and preserve flexibility for California Dashers, which was approved by voters in November 2020 and went into effect in December 2020. However, on August 20, 2021, the Alameda County Superior Court in California issued an order finding that the entirety of Proposition 22 is unenforceable. The California Attorney General and other groups and individuals appealed to the California First District Court of Appeal. In March 2023, the Court of Appeal overturned the Alameda County Superior Court's ruling and upheld nearly all of Proposition 22 as state law. In April 2023, petitioners consisting of a number of individuals and labor groups filed a petition for review in the Supreme Court of California, which was granted in June 2023. To the extent Proposition 22 remains in effect, certain provisions regarding compensation, along with certain

other requirements, are applicable to us and Dashers in California. These provisions have increased our costs related to Dashers in California. To offset a portion of these increased costs, in certain circumstances we charge higher fees and commissions, which could result in lower order volumes over time. Depending on whether and how much we choose to increase fees and commissions, these increased costs could also lead to a lower Net Revenue Margin, defined as revenue expressed as a percentage of Marketplace GOV. As such, Proposition 22 has had, and may continue to have, an adverse effect on our results of operations.

Several other jurisdictions where we operate have adopted or may be considering, or in the future may consider, adopting legislation, or we may propose or support legislation, ballot initiatives, other legislative processes, or voluntary agreements with third parties, that would pair worker flexibility and independence with new protections and benefits. To the extent other jurisdictions adopt such legislation, or we propose or support legislation, ballot initiatives, other legislative processes, or agreements, we would expect our costs related to Dashers in such jurisdictions to increase. We may also experience lower order volumes in such jurisdictions if it becomes necessary to charge higher fees and commissions as a result of such laws, which would adversely affect our results of operations. Even with the passage of Proposition 22 and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. If Dashers are determined to be employees under U.S. federal or state law, or the laws of other jurisdictions in which we operate, including as a result of litigation, this could result in increases to our costs related to Dashers, which would likely lead us to increase fees and commissions and may result in lower order volumes, which in turn would have an adverse effect on our business, financial condition, and results of operations.

With the breadth of our geographic scope, the classification of Dashers that utilize our platform as independent contractors may be subject to challenge in other jurisdictions. In particular, through Wolt, we are subject to local regulations and challenges in Europe and Asia to the classification of Wolt courier partners as independent contractors. For example, on November 1, 2021, the Finnish Occupational Safety and Health Administration (through the Division at the Regional State Administrative Agency for Southern Finland) issued a decision which deemed that Wolt courier partners in Finland are in an employment relationship with Wolt, and that Wolt should be mandated to keep statutory records of Wolt courier partners' working hours. We have appealed the decision to the Administrative Court of Hämeenlinna. In addition, other jurisdictions are considering changing the standards used to determine worker classification, which may impact the classification of Dashers using our platform. For example, the EU is considering a new mechanism for determining worker classification, which would be applied by member states if adopted, and may involve differing implementation by the various member states. Any potential EU-wide legislative reform may adversely affect our ability to operate our current independent contractor model within the EU.

In certain jurisdictions where there are uncertainties associated with the interpretation of applicable law, we may decide to adopt employment-based models, as Wolt already does in Germany, which could result in certain operational challenges and increased costs and cause us to withdraw from certain jurisdictions or decide not to expand our business in or into a certain jurisdiction, which could limit our growth and expansion opportunities.

We are subject to various claims, lawsuits, investigations, and proceedings, and face potential liability, expenses, and harm to our business as a result.

We face potential liability, legal expenses, and harm to our business relating to the nature of our business generally, and with the delivery services we facilitate in particular. Specifically, we are subject to claims, lawsuits, arbitration proceedings, government investigations, audits, and demands, and other legal, regulatory, and other administrative proceedings, including those involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, marketing and advertising to merchants, consumers, and Dashers, compliance with regulatory requirements, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings as our business grows and as we deploy new services.

We are also subject to claims, lawsuits, and other legal proceedings seeking to hold us vicariously liable for the actions of merchants, consumers, and Dashers. For example, third parties could assert legal claims against us in connection with personal injuries related to food poisoning, tampering, or other food safety issues or accidents caused by merchants and Dashers that utilize our platform. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any consumers, Dashers, employees, or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition, and results of operations.

Reports, whether true or not, of food-borne illnesses and injuries caused by food tampering or inappropriate or unsanitary food preparation, handling, or delivery, or other food safety incidents have led to threatened and actual legal claims against, and severely injured the reputations of, participants in the food business and could do so in the future as well.

Further, if any such report were to affect one or more of the merchants on our platform that generate a significant percentage of our overall Marketplace GOV, it could seriously harm our business. The potential for acts of terrorism on the United States or international food supply also exists and, if such an event occurs, it could harm our business and results of operations. Further, food and other products that are ordered through our platform could be subject to a recall, but we may have limited ability, if any, to ensure compliance with a recall. In addition, reports of food-borne illnesses, food and other product recalls, food tampering, or inappropriate or unsanitary food preparation, handling, or delivery, even those occurring solely at merchants that are not on our platform, could, as a result of negative publicity about the restaurant or grocery industry, adversely affect our business, financial condition, and results of operations.

We also face potential liability and expense for claims, including class, collective, and other representative actions, by or relating to Dashers regarding, among other things, the classification of Dashers that utilize our platform as well as our Dasher pay models, including claims regarding disclosures we make with respect to Dasher earnings, sales tax, service fees, delivery fees, and gratuities, the process of signing up to become a Dasher, including our background check processes, removal of platform access, and the nature and frequency of our communications to Dashers via email, text, or telephone. We also face potential liability and expense for claims, including class actions, by consumers relating to, among other things, disclosures we make with respect to sales tax, consumer fees, and gratuities, the local delivery fulfillment services we facilitate, discrepancies between the items on our websites and consumer applications and the items advertised at the merchants from which such items are delivered, and the nature and frequency of our marketing communications to consumers via email, text, or telephone. In addition, we face potential liability and expense for claims, including class, collective, and other representative actions, by or relating to merchants regarding, among other things, menu pricing, exclusivity arrangements, and the listing of merchants on our platform without an agreement. Finally, we face potential liability and expense for claims relating to the information that we publish on our websites and mobile applications, including claims for trademark and copyright infringement, defamation, libel, and negligence, among others.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, audits, and demands, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and results of operations. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. There is no guarantee that our litigation reserves will be sufficient to offset such liabilities. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers. Any of these consequences could adversely affect our business, financial condition, and results of operations.

In the United States and certain other jurisdictions in which we operate, we include arbitration and class action waiver provisions in our terms of service with the merchants, consumers, and Dashers that utilize our platform. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure. Additionally, we permit certain users of our platform to opt out of such provisions, which could also cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between U.S. state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and results of operations.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, similar taxes or withholding taxes, and may successfully impose additional obligations or liabilities on us, and any such assessments, obligations, or liabilities could adversely affect our business, financial condition, and results of operations.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like ours is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain and could exceed the amount of any applicable reserves, if any. In addition to our own potential liability, if we or merchants pass along increased additional taxes and raise prices to consumers, order volume may decline.

We are subject to indirect taxes, such as payroll, sales, use, value-added, goods and services, and gross receipt taxes in the United States and foreign jurisdictions where we operate. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about, or challenge or disagree with, our calculation, reporting, or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, including tax on the cost of goods sold, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage merchants, consumers, and Dashers from utilizing our offerings, or could otherwise harm our business, financial condition, and results of operations. Further, even where we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report, and remit such taxes.

The United States and certain foreign jurisdictions have tax rules generally requiring payors to obtain payee taxpayer information and report payments to unrelated parties to the government. Under certain circumstances, a failure to comply with such obligations may cause us to become liable for monetary penalties or to withhold a percentage of the amounts paid to Dashers and merchants and remit such amounts to the taxing authorities. Due to the large number of Dashers and merchants, and the amounts paid to each, process failures with respect to these reporting obligations could result in substantial financial liability and other consequences to us if we were unable to remedy such failures in a timely manner. Certain risks relating to employment taxes are described in more detail under the section titled "—*If Dashers that utilize our platform are reclassified as employees under U.S. federal or state law, or the laws of other jurisdictions in which we operate, our business, financial condition, and results of operations would be adversely affected.*"

In addition, governments are increasingly looking for ways to increase revenue, which could result in legislative action to increase indirect taxes, including digital services taxes. Such legislative action could discourage merchants, consumers, and Dashers from utilizing our offerings, or could otherwise harm our business, financial condition, and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely affect our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

We may have exposure to greater than anticipated income tax liabilities.

We are subject to income taxes in the United States and certain foreign jurisdictions. Our provision for (benefit from) income taxes is a function of the manner in which we operate our business, and any changes to such operations or laws applicable to such operations may affect our effective tax rate. The determination of our worldwide provision for (benefit from) income taxes and other tax liabilities requires significant judgment by management and, in the ordinary course of our business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Although we believe that our provision for (benefit from) income taxes is reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and could materially affect our financial results in the period or periods for which such determination is made.

In addition, our effective tax rate could be adversely affected by changes in our business operations, acquisitions, investments, entry into new businesses and geographies, changes in our stock price, intercompany transactions, changes in law or administrative interpretations thereof, changes in accounting principles, changes to our forecasts of income and loss, changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, or changes in the valuation of our deferred tax assets and liabilities.

Legislative changes or administrative practices may increase our tax obligations and exposures and could adversely affect our business results and operations.

The U.S. federal, state, and local governments, countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in jurisdictions where we do business. If one or more of these jurisdictions change applicable tax laws or successfully challenge our interpretations of such laws, including how or where our profits and losses are currently recognized, our overall taxes could increase, and our business, financial condition, or results of operations may be adversely impacted.

An increasing number of jurisdictions are considering or have adopted laws or administrative practices that impose new tax measures, including revenue-based taxes and additional reporting obligations, targeting online commerce and the remote selling of goods and services. These include new obligations to withhold or collect sales, consumption, value added, or other taxes on online marketplaces and remote sellers, or other requirements that may result in liability for third party obligations. Non-U.S. jurisdictions have also proposed or enacted taxes on gross revenue derived from, for example, sales of online advertising services and the provision of digital intermediary services such as the operation of online marketplaces. Proliferation of these or similar tax measures may continue unless broader international tax reform is implemented. Our results of operations and cash flows could be adversely affected by additional taxes imposed on us prospectively or retroactively, or additional taxes or penalties resulting from the failure to comply with any collection obligations or failure to provide information about our customers, suppliers, and other third parties for tax reporting purposes to various government agencies. In some cases, we also may not have sufficient notice to enable us to build systems and adopt processes to properly comply with new reporting or collection obligations by the effective date.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

While federal net operating loss ("NOL") carryforwards generated on or after January 1, 2018 are not subject to expiration, the deductibility of such NOL carryforwards is limited to 80% of our federal taxable income. Our state and foreign NOLs have varying expiration dates beginning in 2024. Utilization of our NOL carryforwards depends on our future taxable income, and there is a risk that some of our existing NOL carryforwards and tax credits in various jurisdictions could expire unused (to the extent subject to expiration) and be unavailable to offset future taxable income. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), loss utilization is limited if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by significant stockholders or groups of stockholders over a three-year period. We may have undergone ownership changes in the past, and we may experience ownership changes in the future because of shifts in our stock ownership, many of which are outside of our control. As a result, our ability to use our NOL carryforwards and other tax attributes to offset future U.S. federal taxable income or income tax liabilities may be, or may become, subject to limitations, which could result in increased future tax liability to us.

Our business is subject to a variety of laws and regulations globally, including those related to worker classification, Dasher pay and conditions of work, merchant pricing and commissions, and consumer fees and taxes, many of which are unsettled and still developing, and any of which could subject us to legal claims, increased costs, operational burdens, or otherwise adversely affect our business, financial condition, or results of operations.

The on-demand local commerce industry and our business model are relatively nascent and rapidly evolving. We are or may become subject to a variety of laws in the United States and other jurisdictions, including those related to worker classification, Dasher pay and conditions of work, Dasher deactivations, insurance, merchant pricing and commissions, consumer fees, and taxes. Laws, regulations, and standards governing issues such as worker classification or our relationship with Dashers more generally (for example, those concerning Dasher pay and insurance requirements), labor and employment, anti-discrimination, food safety, alcoholic beverages and other highly regulated products, online payments, gratuities, merchant pricing and commissions, text messaging, membership products, intellectual property, data retention, privacy, data sharing, data security, consumer protection, consumer fees, antitrust, background checks, website and mobile application accessibility, environmental sustainability and related disclosures, and tax and other government-imposed fees are often complex, subject to change, and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws, and whether they are applicable to us, are often uncertain and may be conflicting, including varying standards and interpretations between U.S. law and the laws of other countries, between U.S. state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies.

We are subject to regulatory review, proceedings, and audits pursuant to national, federal, state, and local laws regulating the sale and delivery of alcoholic beverages and other highly regulated products. These regulations and laws may dictate matters such as licensing, permitting, or other governmental review requirements, advertising restrictions, and consumer age verification. Any governmental litigation, fines, or restrictions on our operations resulting from the enforcement of these existing regulations, any changes to existing regulations or changes to the interpretation or enforcement of existing regulations, or the adoption of any new legislation or regulations could result in penalties or cause us to have to suspend sales and delivery of highly regulated products in a jurisdiction for a period of time or result in increased sales or marketing costs, or changes to our business practices, each of which could have an adverse effect on our brand, reputation, business, financial condition, and results of operations.

As our business grows and evolves and our services are used in a greater number of geographies, particularly following our acquisition of Wolt, we have become subject to a growing array of laws and regulations, which increase the complexity and compliance risk inherent in our business. For example, the EU has recently enacted, and is in the process of enacting, various laws and regulations that govern digital services and markets and impose environmental sustainability obligations and disclosure requirements on businesses like ours. The impact of these new regulations on the overall industry, business models, and our operations is uncertain. We may be required to enhance our disclosures and undertake certain changes to our products, services, fees and commissions structure, and operations as a result of these new requirements, which could subject us to increased administrative costs.

In recent years, regulatory scrutiny of larger companies, technology companies, and companies engaged in dealings with independent contractors has increased. As a result, regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past in a manner adverse to our business, including by changing employment-related laws, mandating specific earning standards for Dashers, requiring businesses like ours to maintain specific auto insurance coverage, or by regulating or capping the commissions businesses like ours agree to with merchants or the fees that we may charge consumers. For example, in December 2023, a New York City rule mandating certain minimum earnings standards for food delivery workers took effect. In addition, many jurisdictions in which we operate have price control measures in effect on local commerce platforms and we expect other such measures may be enacted in the future. These price control measures, minimum earnings standards, and similar regulations have caused, and may in the future cause, us to increase the fees we charge to consumers. To the extent that price control measures, minimum earnings standards, or similar regulations lead to an increase in the fees we charge to consumers, consumer demand for our services could be reduced, which would further harm our business and results of operations. In addition, certain jurisdictions may challenge or seek to regulate the way in which we categorize, disclose, or collect consumer fees on our platform. For example, the City of Chicago has challenged such fees as confusing or misleading to consumers.

In addition, there is an increasingly active litigation and regulatory environment regarding antitrust and competition matters in the United States and other jurisdictions in which we operate. We could be subject to claims of violations of competition laws in many aspects of our business, including alleged market sharing, price fixing, exchange of competitively sensitive information, and with respect to any acquisitions we undertake. For example, competition authorities in some of the markets in which Wolt operates have made queries regarding, or investigated, Wolt's pricing-related terms or other practices and competition authorities and courts have issued decisions concerning Wolt's pricing-related terms and practices. Any potential violations of competition laws could result in litigation, fines, restrictions on our operations, render applicable provisions or contracts unenforceable, divert management's attention, and lead to claims for damages and reputational harm, each of which could adversely affect our business, financial condition, and results of operations.

Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect our business, financial condition, and results of operations.

We are subject to various U.S. and non-U.S. anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and other anti-corruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad, including EU anti-money laundering directives and related regulations in connection with our operations in Europe. The FCPA and other applicable anti-bribery and anti-corruption laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person,

or gain any improper advantage. These laws may also hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives, and agents who are acting on our behalf. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. In addition, we may be subject to liability, including penalties and fines, for any failure to satisfy certain requirements under anti-money laundering laws, such as meeting local "know your customer" and ongoing due diligence standards. For example, in connection with our operations in Europe, we could be liable for penalties of up to 10% of our revenue in a fiscal year in the event that our anti-money laundering compliance measures are found to be insufficient. All of these laws may also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible, and our exposure for violating these laws increases as our international presence expands, including as a result of our acquisition of Wolt, and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

We may be subject to various regulations relating to payment processing.

The majority of payments by our consumers are made by credit card or debit card or through third-party payment services, which subjects us to certain payment-related regulations. We may in the future offer new payment options to consumers that may be subject to additional regulations and risks. In the United States, money transmitters are regulated by numerous state and local governments and agencies, many of which may define money transmitter differently. If we are found to be a money transmitter under any applicable regulations and we are not in compliance with such regulations, we may be subject to fines or other penalties levied by national, federal, state, or local regulators in one or more jurisdictions. Outside of the United States, we are subject to additional laws, rules, and regulations related to the provision of payments and financial services. For example, as a result of our operations in Europe, we are subject to the revised EU Payment Services Directive ("PSD II") and related regulations. One of our subsidiaries acts as an intra-group licensed payment service provider for its payment services to merchants in European Economic Area ("EEA") countries and has obtained a payment institution license from the Finnish Financial Supervisory Authority in accordance with PSD II. Should our payment institution license be revoked in the future, or any other enforcement measures be taken by the Finnish Financial Supervisory Authority, such as imposing penalties or forcing us to cease offering certain payment facilities, our operations in Europe would be adversely affected. Furthermore, as we expand into new jurisdictions, the payment-related regulations that we are subject to will expand as well. In addition to fines, penalties for failing to comply with applicable rules and regulations related to payment processing could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make significant changes to our business practices or compliance programs as a result of regulatory scrutiny, which could interrupt our ability to operate in certain jurisdiction and otherwise adversely affect our business and results of operations.

Government regulation of the Internet, mobile devices, and e-commerce is evolving, and unfavorable changes could substantially adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services, and increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, broadband residential Internet access, and the characteristics and quality of services. It is not always clear how existing laws governing issues such as property ownership, sales, use, and other taxes, libel, and personal privacy apply to the Internet and e-commerce. In addition, as we continue to expand internationally, it is possible that foreign government entities may seek to censor content available on our mobile applications or websites or may even attempt to block access to our mobile applications and websites. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect our business.

We receive, transmit, process, and store a large volume of personal data relating to the users on our platform, as well as other personal data relating to individuals such as our employees. Numerous local, municipal, state, federal, national, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data and require the notification of certain security breaches involving personal data. These laws and regulations evolve frequently, and their scope may continually change through new legislation, amendments to existing legislation, or changes in enforcement, and such changes may be inconsistent from one jurisdiction to another. Any changes in these laws or regulations could add further complexity, variation in requirements, restrictions, and legal risk; require additional investment of resources in compliance and data management programs; and result in changes or increased compliance costs in business practices and policies. For example, requirements around consumer health data may restrict our ability to provide personalized content on our platform. We have incurred, and may continue to incur, significant expenses in our efforts to comply with current and evolving privacy, data protection, and cybersecurity standards and protocols imposed by law, regulation, industry standards, or contractual obligations.

Applicable laws or regulations could force us to disclose our intellectual property and the personal data of our users. For example, the City Council of New York passed a law effective in December 2021 that would require us to provide consumer data, such as names, phone numbers, email addresses, and delivery addresses to restaurant merchants for orders on our platform in New York City, unless a consumer opts out. This could result in consumers receiving unsolicited communications from merchants, which could lead to a negative consumer experience. We have filed a lawsuit challenging this law, and New York City has agreed not to enforce the law against us during the pendency of the litigation. If our lawsuit is not successful, complying with this law could have an adverse effect on our intellectual property or result in harm to our reputation or brand.

We are increasingly subject to additional laws relating to privacy, data protection, and cybersecurity as we expand our international operations. For example, with our acquisition of Wolt, we expanded our potential for liability under the EU's General Data Protection Regulation ("GDPR"), which imposes strict requirements relating to the processing of personal data as well as significant penalties, such as fines, injunctions against the processing of personal data, and civil litigation claims for noncompliance.

We rely on legal mechanisms for transferring personal data subject to GDPR. In 2020, the EU-U.S. Privacy Shield Framework was invalidated in the Schrems II case by the Court of Justice of the European Union, which has created significant challenges in using other data transfer mechanisms to transfer personal data from the EEA to other countries. Although the new EU-U.S. Data Privacy Framework, a self-certification program that facilitates cross-border transfers of personal data by U.S. companies in compliance with EU law, became effective in July 2023, we may experience difficulties in self-certification, its implementation, and compliance, including as a result of non-compliance by certain of our counterparties. The uncertainty around data transfers and global trends relating to national data localization could continue to present risks with respect to non-compliance, as well as increased costs to comply with complex and evolving requirements.

We are also subject to industry standards, such as the Payment Card Industry Data Security Standard, which requires companies to adopt certain measures to ensure the security of cardholder information. We may also be contractually required to process and secure data in certain manners and to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations, or other legal obligations relating to privacy, data protection, information security, or consumer protection.

Additionally, our success depends in part on our ability to access, collect, and use data relating to Dashers, merchants, consumers, and other individuals. If the use of tracking technologies, such as "cookies," is further restricted, regulated, or blocked by new laws, regulations, and other practices, the amount or accuracy of Internet user information we collect would decrease, which could harm our business, financial condition, and results of operations. U.S. and foreign jurisdictions have enacted or are considering enacting legislation or regulations that significantly restrict the practice of online tracking. Other regulators are increasingly scrutinizing the use of online tracking tools and compliance with requirements related to the online behavioral advertising ecosystem. Moreover, some providers of consumer devices and web browsers, such as Apple and Google, plan to or have implemented means to make it easier for Internet users to block tracking technologies or to require new permissions from users for certain activities, which could, if widely adopted, significantly reduce the effectiveness of such practices and technologies. As a result, we may have to develop alternative systems to determine our customers' behavior, customize their online experience, or efficiently market to them.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and cybersecurity, it is possible that our interpretations of the law and regulations or our practices and platform could be inconsistent with, be alleged to fail, or fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our vendors, merchants, or Dashers on our platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or cybersecurity, or any compromise of security that results in unauthorized access to, or use or release of personal data or other data relating to merchants, consumers, Dashers, or other individuals, or the perception of privacy concerns or that any of the foregoing types of failure or compromise has occurred, could damage our reputation and brand, discourage new and existing merchants, consumers, and Dashers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations.

We may be subject to legal claims resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

The actual or perceived improper sending of text messages may subject us to certain risks, including liabilities or claims relating to consumer protection laws. For example, the Telephone Consumer Protection Act (the "TCPA") restricts telemarketing and the use of automated SMS text messages without proper consent. This has resulted, and may in the future result, in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we are not able to comply with these laws and regulations, including the TCPA, in an effective manner, we could be subject to legal claims and liability, our brand and reputation may be harmed, and our business, financial condition, and results of operations could be adversely affected.

Risks Related to our Dependence on Third Parties

We rely primarily on third-party insurance policies from a limited number of insurance providers to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies from a limited number of insurance providers to cover various operations-related risks including auto liability, workers' compensation, business interruptions, cybersecurity and data breaches, crime, directors' and officers' liability, occupational accident liability for Dashers, and general business liabilities. For certain types of operations-related risks or risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. Even if we do acquire insurance for our operations-related risks or risks related to our new and evolving services, we may not obtain enough insurance to adequately mitigate such risks, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. If any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make. In addition, if any of our insurance providers terminate their relationship with us or refuse to renew their relationships with us on commercially reasonable terms, we would be required to find alternate insurance providers and may not be able to secure similar terms or a suitable replacement in an acceptable time frame. Further, some of our agreements with merchants require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these merchant agreements and could be subject to additional liabilities as a result.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would be responsible for the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, or otherwise paid by our insurance subsidiary. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase substantially, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if (i) the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, or (v) the number of claims under our deductibles or self-insured retentions differs from historical averages.

We primarily rely on Amazon Web Services to deliver our services to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We primarily host our platform and support our operations on data centers provided by Amazon Web Services ("AWS"), a third-party provider of cloud infrastructure services, in a limited number of locations. We do not have control over the

operations of the AWS facilities that we use. AWS's facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. We have experienced, and expect that in the future we will continue to experience, interruptions, delays, and outages in service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS's service levels may adversely affect our ability to meet the requirements of users on our platform. Any negative publicity arising from these disruptions could harm our reputation and brand. Since our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform, usage of our platform, lead to loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our primary commercial agreement with AWS will remain in effect until terminated under certain circumstances. Both AWS and we may terminate the agreement only for cause upon a material breach of the agreement, provided the terminating party gives prior written notice and a 30-day period to cure the material breach. Although it would be difficult for a number of reasons, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms if it became necessary. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, or results of operations over the longer term.

We primarily rely on a third-party payment processor to process payments made to merchants and Dashers and a small number of third-party payment processors to process payments made by consumers, and if we cannot manage our relationship with such third parties and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

We primarily rely on a third-party payment processor, Stripe, to process payments made to merchants and Dashers and a small number of third-party payment processors to process payments made by consumers, primarily Stripe and PayPal. Under our commercial agreements with Stripe and PayPal, each of these parties may terminate our relationship with advanced notice. If both Stripe and PayPal terminate their relationship with us or refuse to renew their agreements with us on commercially reasonable terms, we would be required to find alternate payment processors and may not be able to secure similar terms or a suitable replacement in an acceptable time frame. Further, the software and services provided by a replacement for Stripe or PayPal may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions, verify payment information, or make timely payments to merchants and Dashers, any of which could disrupt our business for an extended period of time, make our platform less convenient and attractive to users, result in losses and legal liability to us, and adversely affect our ability to attract and retain qualified merchants, consumers, and Dashers.

If we fail to or are alleged to fail to comply with applicable payment, payment processing, anti-money laundering, and similar regulations as a result of our relationships with our third-party payment processors, we may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines, or higher transaction fees and may lose the ability to accept online payments or other payment card transactions, which could make our platform less convenient and attractive to consumers. We also rely on data provided by Stripe and other payment service provider partners for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected. Additionally, our primary third-party payment processor requires us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and our business, financial condition, and results of operations could be adversely affected. We have also agreed to reimburse our third-party payment processor for any reversals, chargebacks, and fines they are assessed by payment card networks if we violate these rules. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We rely on third-party background check providers to screen potential Dashers and if such providers fail to provide accurate information or we are not able to maintain business relationships with them, our business, financial condition, and results of operations could be adversely affected.

Where permitted under applicable law, we rely on accredited third-party background check providers to provide the criminal or driving history of potential Dashers and, in some cases, existing Dashers to help identify those that are not qualified to use our platform pursuant to applicable law or our internal standards, and our business may be adversely affected to the extent such providers do not meet their contractual obligations, our expectations, or the requirements of applicable law or regulations. If any of our third-party background check providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find alternate providers, and may not be able to secure similar terms or replace such partners in an acceptable time frame. In certain jurisdictions, including Canada, we currently rely on a single third-party background check provider. In other jurisdictions, including the United States, we rely on a very limited number of background check providers. If the need arises, and we cannot find alternate third-party background check providers on terms acceptable to us, we may not be able to timely onboard potential Dashers, and as a result, our platform may be less attractive to potential Dashers and we may have difficulty finding enough Dashers to meet consumer demand. Further, if the background checks conducted by our third-party background check providers are inaccurate or do not otherwise meet our expectations, unqualified Dashers may be permitted to make deliveries on our platform and, as a result, we may be unable to adequately help protect or provide a safe environment for our merchants and consumers. Conversely, inaccurate background checks may inadvertently exclude qualified Dashers from our platform. As a result of inaccurate background checks, our reputation and brand could be adversely affected and we could be subject to increased regulatory or litigation exposure. In addition, if a Dasher engages in criminal activity after the third-party background check has been conducted, we may not be informed of such criminal activity and this Dasher may be permitted to continue making deliveries on our platform.

We are also subject to a number of laws and regulations applicable to background checks for potential and existing Dashers that utilize our platform. If we or our third-party background check providers fail to comply with applicable laws, rules, and regulations, our reputation, business, financial condition, and results of operations could be adversely affected, and we could face legal action, including class, collective, or other representative actions. For example, we have faced issues in the past, including lawsuits, inquiries, and demand letters, related to our background check review process and the notice requirements around background checks. In addition, background check qualification processes may be limited in certain jurisdictions based on national and local laws, and our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.

In jurisdictions where our industry does not have regulations establishing standards for background checks, we decide on the scope of our background checks and the cadence with which we conduct such background checks. If we choose background checks that are less thorough in scope than we are permitted to conduct under applicable law or regulation, or if we fail to run additional background checks after Dashers are onboarded, we may face negative publicity or become subject to litigation in the future.

Any negative publicity related to any of our third-party background check providers, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We depend on the functionality of our platform across third-party software and services that we do not control.

We have integrations with PayPal, Stripe, Olo, Google Maps, AWS, and a variety of other third-party vendors. Third-party software, applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings. Updates to third party software that integrates with our offerings could cause our platform to not operate as efficiently as it previously had or at all. In addition, some of our competitors or merchants on our platform may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to operate and distribute our platform. Any changes in these systems that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect usage of our platform.

In certain markets, we regularly engage fleet companies to fulfill deliveries on our platform. Fleet companies are third parties that provide delivery services using their own workforce. Our operations in some markets may be heavily dependent on the services of fleet companies. To the extent that we do become reliant on fleet companies in certain markets, it may be difficult to find a suitable replacement for the fulfillment services that such fleet companies provide in a timely manner or at all. In the event that our relationship with any of our key partners, including fleet companies,

deteriorates, whether as a result of business disputes, regulatory issues, or degrading quality of services, we may experience difficulties maintaining our operations in impacted markets, which could adversely affect our business and results of operations.

We rely on mobile operating systems and application marketplaces to make our applications available to merchants, consumers, and Dashers. If our applications do not effectively operate with or receive favorable placements within such application marketplaces or if the mobile operating system providers make changes to their platforms that reduce the functionality of our platform or effectiveness of our advertising, our usage or brand recognition could decline and our business, financial condition, and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make our applications available to merchants, consumers, and Dashers that utilize our platform. If such mobile operating systems or application marketplaces limit or prohibit us from making our applications available to merchants, consumers, and Dashers, make changes that degrade the functionality of our applications, give preferential treatment to our competitors' applications, increase the cost of using our applications, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors' placement in such mobile operating systems' application marketplace is more prominent than the placement of our applications, our user growth could slow.

As new mobile devices and mobile platforms are released, there is no guarantee that these new devices and platforms will continue to support our platform or that we will be able to maintain the same level of service on these devices and platforms. In order to deliver effective applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users' experience. If merchants, consumers, or Dashers that utilize our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our user growth and user engagement would be adversely affected.

In addition, mobile operating system and browser providers, such as Apple and Google, have announced changes as well as future plans to limit the ability of application developers like us to collect and use certain data about users of our platform, including merchants, consumers, and Dashers. For example, in 2021, Apple imposed requirements for consumer disclosures regarding privacy practices, and implemented an application tracking transparency framework that requires opt-in consent for certain types of tracking. In February 2022, Google announced it planned to adopt restrictions to restrict tracking activity across Android devices. These changes have, and we expect that these changes will continue to, negatively impact the effectiveness of our advertising and promotions. If we are unable to mitigate the effects of these developments, we could experience a decline in the growth of new users as well as order rates from existing consumers on our platform.

Internet search engines drive traffic to our platform and our new user growth could decline if we fail to appear prominently in search results.

Our success depends in part on our ability to attract consumers through Internet search results on search engines like Google. The number of consumers we attract to our platform from search engines is due in large part to how and where our websites rank in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control and may change frequently. For example, a search engine may change its ranking algorithms, terms of service, methodologies, or design layouts. As a result, links to our websites may not be prominent enough to drive traffic to our websites, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also adopt a more aggressive auction-pricing system for keywords that would cause us to incur higher advertising costs or reduce our market visibility to prospective consumers. Any reduction in the number of consumers directed to our platform could adversely affect our business, financial condition, and results of operations.

Risks Related to our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We

rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology, and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, and legal or other methods of protecting this data may be inadequate.

We have registered, among other trademarks, the term "DoorDash" in the United States, Canada, and other jurisdictions, and "Wolt" throughout the EU and in other countries in which Wolt operates. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties have asserted, and in the future may assert, that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, we cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees if we are found to have willfully infringed a party's patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, and results of operations.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, such as www.doordash.com and www.wolt.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names due to a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Our platform contains software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could be required under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. To avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions we do not intend, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. There have been claims challenging the ownership of open source software against companies that incorporate open source software into their offerings. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Indebtedness and Liquidity

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations primarily through equity issuances and cash generated from our operations. To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance and expand our existing platform, improve our operating infrastructure, acquire complementary businesses and technologies, or respond to challenging macroeconomic conditions. We believe our working capital will be sufficient to meet our anticipated operating cash needs for at least the next 12 months and beyond. We may seek additional equity or debt financing to fund capital expenditures, strategic initiatives, or investments and our ongoing operations. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. We may evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations may be adversely affected.

Our revolving credit facility contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

The terms of our revolving credit facility include a number of covenants that limit our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. The terms of our revolving credit facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.

A failure by us to comply with the covenants or payment requirements specified in our credit agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under our revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under our revolving credit facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect our business, cash flows, results of operations, and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. As of December 31, 2023, there were no revolving loans outstanding and $115 million in aggregate face amount of letters of credit issued under our revolving credit facility.

Risks Related to Ownership of our Class A Common Stock

The multi-class structure of our common stock and the Voting Agreement between our Co-Founders has the effect of concentrating voting power with Tony Xu, our co-founder, Chief Executive Officer, and Chair of our board of directors, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval.

Our Class A common stock has one vote per share, our Class B common stock has 20 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. Our Co-Founders together hold all of the issued and outstanding shares of our Class B common stock. As of December 31, 2023, Tony Xu, our co-founder, Chief Executive Officer, and Chair of our board of directors, Andy Fang, our co-founder, Head of Consumer Engineering, and a member of our board of directors, and Stanley Tang, our co-founder, Head of DoorDash Labs, and a member of our board of directors collectively held 59% of the voting power of our outstanding capital stock in aggregate, which voting power may increase over time as our Co-Founders exercise or vest in outstanding equity awards (including those equity awards granted to our Co-Founders prior to our initial public offering and subject to equity exchange right agreements whereby each of our Co-Founders has a right (but not an obligation) to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock or the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock). If all such equity awards held by our Co-Founders (including the CEO Performance Award) had been exercised or vested and exchanged for shares of Class B common stock as of December 31, 2023, our Co-Founders would collectively hold 69% of the voting power of our outstanding capital stock. Our Co-Founders have also entered into the Voting Agreement, whereby Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Mr. Xu may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between our Co-Founders and our other stockholders, which may result in Mr. Xu undertaking, or causing us to undertake, actions that would be desirable for himself or our Co-Founders but would not be desirable for our other stockholders.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among our Co-Founders and their family members. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors that is no

less than 61 days and no more than 180 days following the first date on which the number of shares of our capital stock, including Class A common stock, Class B common stock, and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Xu and his permitted entities and permitted transferees is less than 35% of the Class B common stock held by Mr. Xu and his permitted entities as of immediately following the completion of our initial public offering, which we sometimes refer to herein as the "35% Ownership Threshold;" (ii) 12 months after the death or permanent and total disability of Mr. Xu, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Xu and approved by our board of directors (or if there is no such person, then our secretary then in office); (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which Mr. Xu is terminated for cause (as defined in our amended and restated certificate of incorporation); or (iv) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Xu is no longer providing services to us as an officer, employee, or consultant and (B) Mr. Xu is no longer a member of our board of directors, either as a result of Mr. Xu's voluntary resignation or as a result of a request or agreement by Mr. Xu at a meeting of our stockholders for Mr. Xu not to be renominated as a member of our board of directors. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the "Final Conversion Date."

We have no current plans to issue shares of our Class C common stock, which entitle the holder to zero votes per share (except as otherwise required by law). These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Over time the issuance of shares of Class A common stock will result in voting dilution to all of our stockholders and this dilution could eventually result in our Co-Founders, in particular Mr. Xu, holding less than a majority of our total outstanding voting power. Once our Co-Founders own less than a majority of our total outstanding voting power, Mr. Xu would no longer have the unilateral ability to elect all of our directors and to determine the outcome of any matter submitted for a vote of our stockholders. Because the shares of Class C common stock would have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which would prolong the voting control of Mr. Xu. Further, the issuance of such shares of Class C common stock to Mr. Xu would also delay the final conversion of all of our outstanding Class B common stock because shares of Class C common stock issued to Mr. Xu would be counted when determining whether the 35% Ownership Threshold has been met. As a result, the issuance of shares of Class C common stock could prolong the duration of Mr. Xu's control of our voting power and his ability to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders. In addition, we could issue shares of Class C common stock to our Co-Founders and, in that event, they would be able to sell such shares of Class C common stock and achieve liquidity in their holdings without diminishing Mr. Xu's voting control. Any future issuances of shares of Class C common stock will not be subject to approval by our stockholders except as required by the listing standards of Nasdaq.

Although we do not expect to rely on the "controlled company" exemption under the listing standards of Nasdaq, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

As a result of our multi-class common stock structure and the Voting Agreement, our Co-Founders collectively hold a majority of the voting power of our outstanding capital stock as of December 31, 2023, and Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. Therefore, we are considered a "controlled company" as that term is set forth in the listing standards of Nasdaq. Under these listing standards, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a "controlled company" and may elect not to comply with certain listing standards of Nasdaq regarding corporate governance, including requirements that a majority of its board of directors consist of independent directors, a compensation committee be composed of independent directors, and that there is independent director oversight over the director nomination process.

Such corporate governance requirements would not apply to us if, in the future, we choose to avail ourselves of the "controlled company" exemption. Although we qualify as a "controlled company," we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of Nasdaq, which could adversely affect the protections for other stockholders.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituencies of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under such announced policies, the multi-class structure of our common stock makes us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the long-term valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market;
- volatility in the trading prices and trading volumes of technology stocks;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- sales of shares of our Class A common stock by us or our stockholders, as well as the perception that such sales could occur;
- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;
- announcements by us or our competitors of new services or platform features;
- the public's reaction to our press releases, other public announcements, and filings with the SEC, or those of our competitors or others in our industry;
- rumors and market speculation involving us or other companies in our industry;
- actual or anticipated changes in our results of operations or fluctuations in our results of operations;
- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;
- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
- actual or perceived privacy or security breaches or other incidents;
- developments or disputes concerning our intellectual property or other proprietary rights;
- announced or completed acquisitions of businesses, services, or technologies by us or our competitors;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidelines, interpretations, or principles;
- any significant change in our management;

- general economic conditions, including the effects of increased inflation and interest rates, and slow or negative growth of our markets; and

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, or responses to these events.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Sale of substantial amounts of our Class A common stock, or the perception that such sales could occur, could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock.

Certain stockholders are entitled, under our investors' rights agreement, to require us to register shares owned by them for public sale in the United States. In addition, we have previously registered shares for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our Class A common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

We may not realize the anticipated long-term stockholder value of our share repurchase programs, and any failure to repurchase our Class A common stock after we have announced our intention to do so may negatively impact our stock price.

We have authorized share repurchase programs in the past and may authorize other share repurchase programs in the future. Under existing or any future share repurchase programs, we may make share repurchases through a variety of methods, including open share market purchases, block transactions, or privately negotiated transactions, in accordance with applicable federal securities laws. Our share repurchase programs may have no time limit, may not obligate us to repurchase any specific number of shares, and may be suspended at any time at our discretion and without prior notice. The timing and amount of repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements, such as Delaware surplus and solvency tests, management discretion, and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of these share repurchase programs could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although these programs are intended to enhance long-term stockholder value, there is no assurance they will do so because the market price of our Class A common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of our repurchase programs. Furthermore, there is no guarantee that our stock repurchases in the past or in the future will be able to successfully mitigate the dilutive effect of the equity awards we grant to our employees.

Repurchasing our Class A common stock will reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate requirements, and we may fail to realize the anticipated long-term stockholder value of these share repurchase programs.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our

amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- any amendments to our amended and restated certificate of incorporation require the approval of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock;

- our amended and restated bylaws provide that approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class is required for stockholders to amend or adopt any provision of our bylaws;

- our multi-class common stock structure and the Voting Agreement, which provide Tony Xu with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

- our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

- until the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the "Voting Threshold Date"), our stockholders will only be able to take action by written consent if such action is first recommended or approved by our board of directors;

- after the Voting Threshold Date, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors;

- certain litigation against us can only be brought in Delaware;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate a U.S. state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended (the "Securities Act"). Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in

a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business, or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. In addition, our revolving credit facility contains restrictions on our ability to pay dividends. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

Cybersecurity risk management is an important part of DoorDash's enterprise risk management efforts. We have an enterprise-wide information security program that is designed to identify, protect, detect, and respond to reasonably foreseeable cybersecurity risk and threats, and continuously work to enhance and improve our cybersecurity and risk management efforts. We routinely assess material risks from cybersecurity threats and maintain incident response plans designed to protect, identify, evaluate, respond to, and recover from a cybersecurity incident. The plans are designed to be flexible so that they may be adapted to an array of potential scenarios, and provide for the creation of cross-functional cybersecurity incident response teams in the event of a cybersecurity incident. We regularly conduct exercises to help ensure our overall preparedness for a cybersecurity incident.

We also have invested in tools and technologies to protect our data and information technology, and we monitor our systems on an ongoing basis to identify and assess risk. In addition, we have implemented a mandatory cybersecurity training and awareness program designed to educate and train employees on how to identify and report cybersecurity threats. We also provide specialized training for employees in more sensitive roles.

We take measures to assess and, where warranted, update and improve our cybersecurity program, including by regularly conducting internal risk assessments, internal control validations, independent program assessments, threat assessments, penetration testing, and scanning of our systems for vulnerabilities. Our cybersecurity risk management framework is based on applicable laws and regulations, as well as industry recognized standards and practices. We undergo periodic third-party assessments against recognized industry standards and practices, including an annual

payment card industry data security standard review of our security controls protecting payment card information. We also periodically engage third-party advisors to assess the effectiveness of our cybersecurity program, policies and practices, consult with external advisors regarding opportunities and enhancements to strengthen our policies and practices, and assess our cybersecurity capabilities using third-party security firms. Our internal audit team provides independent assessment of our cybersecurity program and controls.

With respect to third-party service providers, our information security program includes conducting due diligence and vendor risk assessment of relevant service providers' information security programs prior to onboarding, as well as ongoing monitoring through DoorDash's third-party risk management policy and program. We also contractually require third-party service providers with access to our information technology systems, sensitive business data, or personal information to implement and maintain appropriate security controls and provide for contractual restrictions on their ability to use our data. We work with these third-party service providers to help ensure their cybersecurity protocols are appropriate to the risk presented by their access to or use of our systems and/or data, including notification and coordination concerning incidents occurring on third-party systems that may affect us. Our service providers are contractually required to notify us promptly of information security incidents that may affect our systems or data, including personal information.

To date, risks from cybersecurity threats have not materially affected our business or operations. Although we have invested in the protection of our data and information technology, and monitor our systems on an ongoing basis, there can be no assurance that such efforts will be successful in preventing our information technology systems from being compromised or otherwise protecting us completely from security breaches or incidents. For additional information regarding whether any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please see the section titled "Risk Factors," in this Annual Report on Form 10-K, including the section titled "*Risk Factors—Risks Related to Our Business and Operations—We have been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived cybersecurity incident or security or privacy breach could interrupt our operations, harm our brand, subject us to claims, litigation, regulatory investigations and liability, and adversely affect our reputation, brand, business, financial condition, and results of operations.*"

Governance

Our board of directors has risk oversight responsibility for DoorDash and administers this responsibility both directly and with assistance from its committees. Our board of directors has designated our audit committee to administer oversight of cybersecurity risk management, which is a critical component of our enterprise risk management program. As such, our audit committee receives regular updates on our cybersecurity program and is actively involved in reviewing our information security and technology risks and opportunities, risk mitigation strategies, incident and industry trends, areas of emerging risks, and other areas of importance, including with respect to cybersecurity. Security updates are also provided to the full board of directors from time to time.

DoorDash's cybersecurity program is led by its Chief Information Security Officer ("CISO"), who is responsible for assessing and managing information security and technology risks and reports to the General Counsel. He has worked in security and technology for over 20 years, with the last 10 years spent in security leadership. He holds a B.S. in Computer Science from University of Illinois Springfield. Including DoorDash, he has held a CISO role at four companies within the technology and e-commerce spaces. Wolt's cybersecurity program is led by a Vice President of Security, who is responsible for assessing and managing information security, technology, and physical security and safety risks, and reports to the Chief Executive Officer of Wolt. He has worked in security and technology for over 30 years. Their teams are composed of experienced personnel with a broad range of experience across the technology industry.

Management is responsible for assessing, identifying, and managing material cybersecurity risks, and both DoorDash's CISO and Wolt's Vice President of Security and their teams meet regularly with each other and with members of management to review and evaluate our cybersecurity risks and risk management program. As part of its oversight of cybersecurity risks, our audit committee receives regular updates on the risks and status of both the DoorDash and Wolt security programs, including from the DoorDash CISO and Wolt's Vice President of Security and their teams. Both programs have in place coordinated cybersecurity incident response processes that set forth procedures for managing and responding to cybersecurity incidents across the enterprise, including the assignment of cross-functional roles and responsibilities and protocols for the escalation of significant incidents to members of management and our audit committee.

Item 2. Properties

We are headquartered in San Francisco, California, where we have lease commitments for approximately 240,000 square feet of office facilities. We also lease office, retail, warehouse, and distribution facilities in multiple locations in the United States and internationally. We believe that these facilities are suitable to meet our current needs. We may expand our facilities or add new facilities as we add employees, enter new geographic markets, and expand our retail, warehouse, and distribution facilities. We believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Item 3. Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, audits, and governmental investigations (collectively, "Legal Proceedings") in the ordinary course of business, including suits by merchants, consumers, Dashers, or other third parties (individually or as class actions).

The outcomes of our Legal Proceedings are inherently unpredictable and subject to significant uncertainties. When we determine that we have meritorious defenses to any claims asserted, we defend ourselves vigorously; however we also consider settlement of disputes when, in management's judgment, it is in the best interests of both DoorDash and its shareholders to do so. For some matters for which a material loss is reasonably possible, an estimate of the amount of loss or range of losses is not possible nor are we able to estimate the loss or range of losses that could potentially result from the application of nonmonetary remedies. Until the final resolution of Legal Proceedings, there may be an exposure to a material loss in excess of the amount recorded or non-monetary damages.

Except as set forth below, we are not, and have not been within the past 12 months, party to any material administrative, legal, or arbitration proceeding that may have or have had a significant effect on the financial position or profitability of DoorDash, and we are not aware of any such proceedings being pending or threatened.

Independent contractor classification matters

We have in the past been, are currently, and may in the future be subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of Dashers on our platform as independent contractors, and claims that, by the alleged misclassification, we have violated various labor and other laws that would apply to delivery employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us.

We are currently involved in putative class actions, representative actions, such as those brought under California Labor Code Private Attorneys General Act ("PAGA") and individual claims both in court as well as arbitration and other matters challenging the classification of Dashers on our platform as independent contractors. Various other Dashers have challenged or threatened to challenge, and may challenge in the future, their classification on our platform, as an independent contractor under U.S. federal and state and international law, seeking monetary, injunctive, or other relief. We are currently involved in a number of such actions filed by individual Dashers, with many additional claims threatened, including those brought in, or compelled pursuant to our independent contractor agreement to, individual arbitration. In addition, in June 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that we misclassified California Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking both restitutionary damages and a permanent injunction that would bar us from continuing to classify California Dashers as independent contractors. It is a reasonable possibility that a loss may be incurred; however, the possible range of losses is not estimable given the status of the case.

We believe that we have meritorious defenses and intend to dispute the allegations of wrongdoing and defend ourselves vigorously in these matters. Legal Proceedings related to these matters can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

We have been proactively working with state and local governments and regulatory bodies to ensure that our platform can continue to operate in the United States and foreign jurisdictions. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to our industry and related technologies. For example, the California Legislature passed AB 5, which was signed into law in September 2019 and became effective in January 2020. AB 5 codified the standard in Dynamex regarding contractor classification, expanded

its application, and created numerous carve-outs. We, along with certain other companies, supported a campaign for Proposition 22 to address AB 5 and preserve flexibility for California Dashers, which was approved by voters in November 2020 and went into effect in December 2020. However, in February 2021, petitioners consisting of a number of individuals and labor groups filed a writ of mandate petitioning the Alameda County Superior Court to compel the State of California not to enforce any provisions of Proposition 22 as unconstitutional. In August 2021, after a merits hearing, the Alameda County Superior Court issued an order finding that the entirety of Proposition 22 is unenforceable. The California Attorney General, the Protect App-Based Drivers and Services coalition and individual sponsors of Proposition 22 filed appeals in the California First District Court of Appeal. In March 2023, the Court of Appeal overturned the Alameda County Superior Court's ruling and upheld nearly all of Proposition 22 as state law. In April 2023, petitioners consisting of a number of individuals and labor groups filed a petition for review in the Supreme Court of California, which was granted in June 2023.

Consumer protection and other actions

We have in the past been, are currently, and may in the future be involved in other Legal Proceedings in the ordinary course of business, including class action lawsuits and actions brought by government authorities, alleging violations of consumer protection laws, data protection laws, civil rights laws, and other laws. In addition, we have been subject to Legal Proceedings related to representations regarding tips paid to Dashers and our former DoorDash Dasher pay model. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters.

Intellectual property matters

We have in the past been, are currently, and may in the future be involved in Legal Proceedings related to alleged infringement of patents and other intellectual property and, in the ordinary course of business, we receive correspondence from other purported holders of patents and other intellectual property offering to license such property or asserting infringement of such property. We dispute any allegation of wrongdoing and intend to defend ourselves vigorously in these matters.

Regulatory and administrative investigations, audits, demands, and inquiries

We have in the past been, are currently, and may in the future be the subject of regulatory and administrative investigations, audits, demands, and inquiries conducted by federal, state, or local governmental agencies concerning our business practices, the classification and compensation of Dashers, DoorDash Dasher pay models, compliance with consumer protection laws, privacy, data security, tax issues, unemployment insurance, workers' compensation insurance, and other matters. For example, we are currently under audit by the Employment Development Department of the State of California (the "CA EDD") for payroll tax liabilities. In January 2023, the CA EDD issued a negative assessment in connection with such audit. We believe that we have meritorious defenses to the CA EDD's assessment, and intend to vigorously appeal this assessment. However, the ultimate resolution of the audit is uncertain and, accordingly, we have recorded an accrual for this matter within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2023. We are currently the subject of government investigations, audits, demands, and inquiries in other jurisdictions as well, and we may in the future settle, or record accruals with respect to, such matters. Further, the results of investigations, audits, demands, and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, demand, or inquiry having a material impact on our business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters, and the diversion of management resources, and other factors.

Personal injury matters

We have in the past been, are currently, and may in the future be involved in Legal Proceedings where various parties may claim that we are liable for damages related to accidents or other incidents involving Dashers who have been active on our platform. We are currently named as a defendant in a number of matters related to accidents or other incidents involving Dashers that utilize our platform. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing, and intend to defend ourselves vigorously. There is no pending or threatened legal proceeding that has arisen from these accidents or incidents that individually, in our opinion, is likely to have a material impact on our business, financial condition, or results of operations; however, results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, in the aggregate, could have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, these matters can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, the diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Effective September 27, 2023, our Class A common stock was listed and began trading on Nasdaq's Global Select Market under the ticker symbol "DASH". From December 9, 2020 through September 26, 2023, our Class A common stock was listed on the New York Stock Exchange under the symbol "DASH". Prior December 9, 2020, there was no public trading market for our Class A common stock.

Our Class B common stock and Class C common stock are neither listed nor traded.

Holders of Record

As of December 31, 2023, there were 199 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

As of December 31, 2023, there were 17 holders of record of our Class B common stock. All shares of our Class B common stock are beneficially owned by Tony Xu, Andy Fang, or Stanley Tang or their affiliates.

As of December 31, 2023, there were no holders of our Class C common stock.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchase activity for the three months ended December 31, 2023:

Period	Total Number of Shares Purchased (in thousands)[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (in thousands)[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)[1]
October 1 - 31	689	$ 74.33	689	$ —
November 1 - 30	—	$ —	—	$ —
December 1 - 31	—	$ —	—	$ —
Total	689		689	

(1) In February 2023, our board of directors authorized the repurchase of up to $750 million of our Class A common stock. In connection with this authorization, we entered into Rule 10b5-1 plans, which as of December 31, 2023 resulted in repurchase of all $750 million under the February authorization. No amounts remain available for repurchase under the February authorization as of December 31, 2023. Please see Note 10 — "Common Stock" included in Part II, Item 8, of this Annual Report on Form 10-K for additional information.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. We may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. Any future determination regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of DoorDash, Inc. under the Securities Act or the Exchange Act.

The following graph compares the cumulative total return to stockholders on our Class A common stock with the cumulative total returns of the S&P 500 and the S&P 500 IT. An investment of $100 is assumed to have been made in our Class A common stock and in each index on December 9, 2020, the date our Class A common stock began trading on a national stock exchange, and its relative performance is tracked through December 29, 2023, the last trading day in 2023. The graph uses the closing market price on December 9, 2020 of $189.51 per share as the initial value of our Class A common stock.

The returns shown are based on historical results and are not intended to suggest future performance.



Use of Proceeds

Our initial public offering of our Class A common stock was effected pursuant to a registration statement on Form S-1 (File No. 333-250056), which was declared effective by the SEC on December 9, 2020.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC on December 8, 2020, pursuant to Rule 424(b) of the Securities Act.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled "Risk Factors" and other sections of this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

In addition, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 are not included in this Annual Report on Form 10-K and

can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023.

Overview

DoorDash, Inc. is incorporated in Delaware with headquarters in San Francisco, California. We provide a local commerce platform that enables local businesses to address consumers' expectations of ease and immediacy and thrive in today's convenience economy.

We operate a local commerce platform that connects merchants, consumers, and Dashers. Our primary offerings are the DoorDash Marketplace and the Wolt Marketplace, which together operate in over 25 countries across the globe. Our Marketplaces provide a suite of services that enable merchants to establish an online presence, generate demand, seamlessly transact with consumers, and fulfill orders. As part of our Marketplaces, we also offer Pickup, which allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees, as well as DoorDash for Business, which provides merchants on our platform with large group orders and catering orders for businesses and events. The DoorDash Marketplace also includes DashPass and the Wolt Marketplace includes Wolt+. DashPass and Wolt+ are our membership products, which provide members with unlimited access to eligible merchants with zero delivery fees and reduced service fees on eligible orders.

In addition to our Marketplaces, we offer Platform Services, which primarily includes DoorDash Drive and Wolt Drive, which are white-label delivery fulfillment services that enable merchants that have generated consumer demand through their own channels to fulfill this demand using our platform. Platform Services also includes DoorDash Storefront, which enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or fulfillment capabilities, and Bbot, which offers merchants solutions for their in-store and online channels, including in-store digital ordering and payments.

Financial and Operational Highlights

We use the following financial and operational metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

(in millions, except percentages)	Year Ended December 31,					
	2021		**2022**		**2023**	
Total Orders		1,390		1,736		2,161
Total Orders Y/Y growth		70 %		25 %		24 %
Marketplace GOV	$	41,944	$	53,414	$	66,771
Marketplace GOV Y/Y growth		70 %		27 %		25 %
Revenue	$	4,888	$	6,583	$	8,635
Revenue Y/Y growth		69 %		35 %		31 %
Net Revenue Margin		11.7 %		12.3 %		12.9 %
GAAP gross profit	$	2,452	$	2,824	$	3,860
GAAP gross profit as a % of Marketplace GOV		5.8 %		5.3 %		5.8 %
Contribution Profit[1]	$	1,071	$	1,567	$	2,482
Contribution Profit as a % of Marketplace GOV		2.6 %		2.9 %		3.7 %
GAAP net loss including redeemable non-controlling interests	$	(468)	$	(1,368)	$	(565)
GAAP net loss including redeemable non-controlling interests as a % of Marketplace GOV		(1.1)%		(2.6)%		(0.8)%
Adjusted EBITDA[1]	$	289	$	361	$	1,190
Adjusted EBITDA as a % of Marketplace GOV		0.7 %		0.7 %		1.8 %
Basic shares, options and RSUs outstanding as of period end		393		452		450

(1) Contribution Profit and Adjusted EBITDA are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled "Non-GAAP Financial Measures."

Total Orders. We define Total Orders as all orders completed through our Marketplaces and Platform Services businesses over the period of measurement.

Total Orders grew to 2.2 billion in 2023, a 24% increase compared to 2022. The increase in Total Orders was driven primarily by growth in consumers and increased consumer engagement as well as the inclusion of Wolt, which we acquired in the second quarter of 2022, for a full fiscal year.

Marketplace GOV. We define Marketplace GOV as the total dollar value of orders completed on our Marketplaces, including taxes, tips[4], and any applicable consumer fees, including membership fees related to DashPass and Wolt+. Marketplace orders include orders completed through Pickup and DoorDash for Business. Marketplace GOV does not include the dollar value of orders, taxes and tips, or fees charged to merchants, for orders fulfilled through Drive, Storefront, or Bbot.

Marketplace GOV grew to $66.8 billion in 2023, a 25% increase compared to 2022, driven primarily by organic growth in Total Orders as well as the inclusion of Wolt for a full fiscal year.

Net Revenue Margin. We define Net Revenue Margin as revenue expressed as a percentage of Marketplace GOV.

Net Revenue Margin increased to 12.9% in 2023 from 12.3% in 2022, primarily due to improved logistics efficiency and quality, as well as increasing contribution from advertising revenue.

Contribution Profit. We define Contribution Profit as our gross profit less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing expenses, (iii) allocated overhead included in cost of revenue and sales and marketing expenses, and (iv) inventory write-off related to restructuring. Gross profit is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.

We use Contribution Profit to evaluate our operating performance and trends. We believe that Contribution Profit is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders.

Contribution Profit increased to $2.5 billion in 2023 from $1.6 billion in 2022, driven primarily by growth in revenue, partially offset by increases in cost of revenue and sales and marketing expenses, as well as the inclusion of Wolt for a full fiscal year.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) including redeemable non-controlling interests, adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) loss on disposal of property and equipment, (iii) transaction-related costs (primarily consists of acquisition, integration, and investment related costs), (iv) impairment expenses, (v) restructuring charges, (vi) inventory write-off related to restructuring, (vii) provision for (benefit from) income taxes, (viii) interest (income) expense, net, (ix) other expense, net, (x) stock-based compensation expense and certain payroll tax expense, and (xi) depreciation and amortization expense.

Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage in our business.

Adjusted EBITDA increased to $1.2 billion in 2023 from $361 million in 2022, driven primarily by growth in Contribution Profit, partially offset by the inclusion of Wolt operating expenses for a full fiscal year.

Free Cash Flow. We define Free Cash Flow as cash flows from operating activities less purchases of property and equipment and capitalized software and website development costs.

Free Cash Flow increased to $1.3 billion in 2023 from $21 million in 2022, driven primarily by an increase in net cash provided by operating activities.

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[4] Dashers receive 100% of tips.

Results of Operations

The following table summarizes our historical consolidated statements of operations data:

(in millions)	Year Ended December 31,					
	2021		2022		2023	
Revenue	$	4,888	$	6,583	$	8,635
Costs and expenses:[1]						
Cost of revenue, exclusive of depreciation and amortization shown separately below		2,338		3,588		4,589
Sales and marketing		1,619		1,682		1,876
Research and development		430		829		1,003
General and administrative		797		1,147		1,235
Depreciation and amortization[2]		156		369		509
Restructuring charges		—		92		2
Total costs and expenses		5,340		7,707		9,214
Loss from operations		(452)		(1,124)		(579)
Interest income (expense), net		(11)		30		152
Other expense, net		—		(305)		(107)
Loss before income taxes		(463)		(1,399)		(534)
Provision for (benefit from) income taxes		5		(31)		31
Net loss including redeemable non-controlling interests		(468)		(1,368)		(565)
Less: net loss attributable to redeemable non-controlling interests		—		(3)		(7)
Net loss attributable to DoorDash, Inc. common stockholders	$	(468)	$	(1,365)	$	(558)

(1) Costs and expenses include stock-based compensation expense as follows:

(in millions)	Year Ended December 31,					
	2021		2022		2023	
Cost of revenue, exclusive of depreciation and amortization	$	46	$	102	$	139
Sales and marketing		52		98		119
Research and development		182		365		466
General and administrative		206		313		364
Restructuring charges		—		11		—
Total stock-based compensation expense	$	486	$	889	$	1,088

(2) Depreciation and amortization related to the following:

(in millions)	Year Ended December 31,					
	2021		2022		2023	
Cost of revenue	$	98	$	171	$	186
Sales and marketing		20		81		125
Research and development		30		104		185
General and administrative		8		13		13
Total depreciation and amortization	$	156	$	369	$	509

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Year Ended December 31,		
	2021	2022	2023
Revenue	100 %	100 %	100 %
Costs and expenses:			
Cost of revenue, exclusive of depreciation and amortization shown separately below	48 %	54 %	53 %
Sales and marketing	33 %	26 %	22 %
Research and development	9 %	13 %	12 %
General and administrative	16 %	17 %	14 %
Depreciation and amortization	3 %	6 %	6 %
Restructuring charges	— %	1 %	— %
Total costs and expenses	109 %	117 %	107 %
Loss from operations	(9)%	(17)%	(7)%
Interest income (expense), net	— %	1 %	2 %
Other expense, net	— %	(5)%	(1)%
Loss before income taxes	(9)%	(21)%	(6)%
Provision for (benefit from) income taxes	— %	— %	— %
Net loss including redeemable non-controlling interests	(9)%	(21)%	(6)%
Less: net loss attributable to redeemable non-controlling interests	— %	— %	— %
Net loss attributable to DoorDash, Inc. common stockholders	(9)%	(21)%	(6)%

Comparison of the Years Ended 2023 and 2022

Revenue

We generate a substantial majority of our revenue from orders completed through our Marketplaces and the related commissions charged to partner merchants and fees charged to consumers. Commissions from partner merchants are based on an agreed-upon rate applied to the total dollar value of goods ordered in exchange for using our Marketplaces to sell the partner merchants' products. Fees from consumers are for the use of our Marketplaces and to arrange for delivery services. Our revenue reflects commissions charged to partner merchants and fees charged to consumers less (i) Dasher payout and (ii) refunds, credits, and promotions, which includes certain discounts and incentives provided to consumers, including those for referring a new customer.

We also generate revenue from membership fees paid by consumers for DashPass and Wolt+, and our advertising products, which are recognized as part of our Marketplaces revenue.

In addition, we generate revenue from other sources, including our Platform Services, which primarily consists of our Drive and Storefront offerings. We generate revenue from Drive by collecting per-order fees from merchants to arrange for delivery services that fulfill demand generated through their own channels.

	Year Ended December 31,			2022 to 2023	
(in millions, except percentages)	2021	2022	2023	$ Change	% Change
Revenue	$ 4,888	$ 6,583	$ 8,635	$ 2,052	31 %

Revenue increased by $2.1 billion, or 31%, in 2023, compared to 2022. The increase was primarily driven by a 25% increase in Marketplace GOV to $66.8 billion. In 2023, revenue grew at a faster rate than Marketplace GOV primarily due to improved logistics efficiency and quality, as well as increasing contribution from advertising revenue.

Cost of Revenue, Exclusive of Depreciation and Amortization

Cost of revenue primarily consists of (i) order management costs, which include payment processing charges, net of rebates issued from payment processors, costs associated with cancelled orders, insurance expenses, costs related to placing orders with non-partner merchants, and costs related to first party product sales, for which we take control of inventory (ii) platform costs, which include costs for onboarding merchants and Dashers, costs for providing support for consumers, merchants, and Dashers, and technology platform infrastructure costs, and (iii) personnel costs, which include

personnel-related compensation expenses related to our local operations, support, and other teams, and allocated overhead. Personnel-related compensation expenses primarily include salary, bonus, benefits, and stock-based compensation expense. Allocated overhead is determined based on an allocation of shared costs, such as facilities (including rent and utilities) and information technology costs, among all departments based on employee headcount.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
Cost of revenue, exclusive of depreciation and amortization	$ 2,338	$ 3,588	$ 4,589	$ 1,001	28 %

Cost of revenue, exclusive of depreciation and amortization, increased by $1.0 billion, or 28%, in 2023, compared to 2022. The increase was primarily attributable to an increase of $766 million in order management costs and an increase of $67 million in platform costs, driven primarily by growth in Total Orders and Marketplace GOV. Order management costs also increased due to an increase in insurance reserves, and costs associated with our first-party distribution business. Additionally, personnel-related compensation expenses and allocated overhead increased by $148 million primarily driven by the inclusion of Wolt for a full fiscal year.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising and other ancillary expenses related to merchant, consumer, and Dasher acquisition, including certain consumer referral credits and Dasher referral fees paid to the referrers to the extent they represent fair value of acquiring a new consumer or a new Dasher, brand marketing expenses, personnel-related compensation expenses for sales and marketing employees, and commissions expense including amortization of deferred contract costs, as well as allocated overhead.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
Sales and marketing	$ 1,619	$ 1,682	$ 1,876	$ 194	12 %

Sales and marketing expenses increased by $194 million, or 12%, in 2023, compared to 2022. The increase was primarily driven by an increase of $111 million in advertising expenses and an increase of $58 million in personnel-related compensation expenses primarily driven by the inclusion of Wolt for a full fiscal year.

Research and Development

Research and development expenses primarily consist of personnel-related compensation expenses related to data analytics and the design of, product development of, and improvements to our platform, as well as expenses associated with the licensing of third-party software and allocated overhead.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
Research and development	$ 430	$ 829	$ 1,003	$ 174	21 %

Research and development expenses increased by $174 million, or 21%, in 2023, compared to 2022. The increase was primarily driven by an increase of $232 million in personnel-related compensation expenses and allocated overhead, partially offset by an increase in capitalized software and website development costs of $56 million.

General and Administrative

General and administrative expenses primarily consist of (i) legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, (ii) personnel-related compensation expenses related to administrative employees, which include finance and accounting, human resources and legal, (iii) chargebacks associated with

fraudulent credit card transactions, (iv) professional services fees, (v) transaction-related costs, (vi) bad debt expense, and (vii) allocated overhead.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
General and administrative	$ 797	$ 1,147	$ 1,235	$ 88	8 %

General and administrative expenses increased by $88 million, or 8%, in 2023, compared to 2022. The increase was primarily driven by an increase of $81 million in legal, tax, and regulatory expenses, and an increase of $67 million in personnel-related compensation expenses and allocated overhead primarily driven by the inclusion of Wolt for a full fiscal year, partially offset by a decrease in transaction-related costs of $66 million.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation and amortization expenses associated with our property and equipment and intangible assets. Depreciation primarily includes expenses associated with equipment for merchants, computer equipment and software, office equipment, and leasehold improvements. Amortization includes expenses associated with our capitalized software and website development costs, as well as acquired intangible assets.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
Depreciation and amortization	$ 156	$ 369	$ 509	$ 140	38 %

Depreciation and amortization expenses increased by $140 million, or 38%, in 2023, compared to 2022. The increase was primarily driven by an increase of $99 million in amortization expenses related to capitalized software and website development costs and an increase of $28 million in amortization expenses for acquired intangible assets.

Restructuring Charges

Restructuring charges primarily consist of separation-related payments and other termination benefit costs associated with a reduction in workforce in 2022 as well as costs associated with other restructuring activities.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
Restructuring charges	$ —	$ 92	$ 2	$ (90)	(98)%

Restructuring charges decreased by $90 million, or 98%, in 2023, compared to 2022. The charge in 2022 was primarily the result of a reduction in workforce announced in November 2022 consisting of $82 million of separation-related payments and other termination benefit costs.

Interest Income (Expense), Net

Interest income (expense), net primarily consists of interest earned on our cash, cash equivalents, and marketable securities, net of interest costs.

(in millions, except percentages)	Year Ended December 31,			2022 to 2023	
	2021	2022	2023	$ Change	% Change
Interest income (expense), net	$ (11)	$ 30	$ 152	$ 122	407 %

Interest income, net increased by $122 million, or 407%, in 2023, compared to 2022. The increase was primarily driven by an increase in average interest rates earned on marketable securities during 2023.

Other Expense, Net

Other expense, net primarily consists of adjustments to non-marketable equity securities, including impairment, as well as gains and losses from transactions denominated in a currency other than the functional currency.

| (in millions, except percentages) | Year Ended December 31, | | | 2022 to 2023 | |
	2021	2022	2023	$ Change	% Change
Other expense, net	$ —	$ (305)	$ (107)	$ 198	(65)%

Other expense, net, decreased by $198 million, or 65%, in 2023, compared to 2022. The decrease was primarily driven by a decrease of $211 million in impairment for investments in non-marketable equity securities.

Provision for (Benefit from) Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States.

Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, changes in our stock price, intercompany transactions, changes in how we do business, acquisitions, investments, tax audit developments, changes in our deferred tax assets and liabilities and their valuation, foreign currency gains and losses, changes in statutes, regulations, case law, administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions, and relative changes of expenses or losses for which tax benefits are not recognized. Additionally, the impact of discrete items and non-deductible expenses varies depending on the amount of pre-tax income or loss. For example, the impact of any particular item is greater when the amount of our pre-tax income or loss is smaller.

We have a valuation allowance for our net deferred tax assets in the United States and Finland. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States and Finland.

| (in millions, except percentages) | Year Ended December 31, | | | 2022 to 2023 | |
	2021	2022	2023	$ Change	% Change
Provision for (benefit from) income taxes	$ 5	$ (31)	$ 31	$ 62	*

*   *Percentage not meaningful.*

In 2023, the income tax expense of $31 million was primarily driven by U.S. pre-tax book income and resulting U.S., and foreign cash tax liabilities. In 2022, a partial income tax benefit of $31 million was recognized for foreign losses and the remaining income tax benefit was offset by a valuation allowance. As a result of the valuation allowance, such income tax benefit is not expected to recur in the future.

For additional information, see Note 11 – "Income Taxes" included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Non-GAAP Financial Measures

We use adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit, Contribution Margin, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our business and financial performance. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP

financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit, Contribution Margin, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit, Contribution Margin, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow to their respective related GAAP financial measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit, Contribution Margin, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow in conjunction with their respective related GAAP financial measures.

Adjusted Cost of Revenue

We define adjusted cost of revenue as cost of revenue, exclusive of depreciation and amortization, excluding stock-based compensation expense and certain payroll tax expense, allocated overhead, and inventory write-off related to restructuring. We exclude stock-based compensation as it is non-cash in nature and we exclude allocated overhead as it is generally a fixed cost and is not directly impacted by Total Orders. We believe excluding such expenses provides a better period-to-period comparison of the core operating performance of our business.

The following table provides a reconciliation of cost of revenue, exclusive of depreciation and amortization, to adjusted cost of revenue:

(in millions)	Year Ended December 31,		
	2021	2022	2023
Cost of revenue, exclusive of depreciation and amortization	$ 2,338	$ 3,588	$ 4,589
Adjusted to exclude the following			
Stock-based compensation expense and certain payroll tax expense	(48)	(103)	(140)
Allocated overhead	(25)	(32)	(32)
Inventory write-off related to restructuring	—	(2)	—
Adjusted cost of revenue	$ 2,265	$ 3,451	$ 4,417

Adjusted Sales and Marketing Expense

We define adjusted sales and marketing expense as sales and marketing expenses excluding stock-based compensation expense and certain payroll tax expense and allocated overhead. We exclude stock-based compensation as it is non-cash in nature and we exclude allocated overhead as it is generally a fixed cost and is not directly impacted by Total Orders. We believe excluding such expenses provides a better period-to-period comparison of the core operating performance of our business.

The following table provides a reconciliation of sales and marketing expense to adjusted sales and marketing expense:

(in millions)	Year Ended December 31,		
	2021	2022	2023
Sales and marketing	$ 1,619	$ 1,682	$ 1,876
Adjusted to exclude the following			
Stock-based compensation expense and certain payroll tax expense	(53)	(98)	(119)
Allocated overhead	(14)	(19)	(21)
Adjusted sales and marketing	$ 1,552	$ 1,565	$ 1,736

Adjusted Research and Development Expense

We define adjusted research and development expense as research and development expenses excluding stock-based compensation expense and certain payroll tax expense and allocated overhead. We exclude stock-based compensation as it is non-cash in nature and we exclude allocated overhead as it is generally a fixed cost and is not directly impacted by Total Orders. We believe excluding such expenses provides a better period-to-period comparison of the core operating performance of our business.

The following table provides a reconciliation of research and development expense to adjusted research and development expense:

	Year Ended December 31,		
(in millions)	**2021**	**2022**	**2023**
Research and development	$ 430	$ 829	$ 1,003
Adjusted to exclude the following:			
Stock-based compensation expense and certain payroll tax expense	(186)	(366)	(470)
Allocated overhead	(13)	(16)	(16)
Adjusted research and development	$ 231	$ 447	$ 517

Adjusted General and Administrative Expense

We define adjusted general and administrative expense as general and administrative expenses excluding stock-based compensation expense and certain payroll tax expense, certain legal, tax, and regulatory settlements, reserves, and expenses, transaction-related costs (primarily consists of acquisition, integration, and investment related costs), impairment expenses, and including allocated overhead from cost of revenue, sales and marketing, and research and development. We exclude stock-based compensation as it is non-cash in nature and we exclude certain legal, tax, and regulatory settlements, reserves, and expenses, transaction-related costs, as well as impairment expenses, as these costs are not indicative of our operating performance. We believe excluding such expenses provides a better period-to-period comparison of the core operating performance of our business.

The following table provides a reconciliation of general and administrative expense to adjusted general and administrative expense:

	Year Ended December 31,		
(in millions)	**2021**	**2022**	**2023**
General and administrative	$ 797	$ 1,147	$ 1,235
Adjusted to exclude the following:			
Stock-based compensation expense and certain payroll tax expense	(210)	(313)	(365)
Certain legal, tax, and regulatory settlements, reserves, and expenses[1]	(77)	(72)	(162)
Transaction-related costs[2]	(10)	(68)	(2)
Impairment expenses[3]	(1)	(2)	—
Allocated overhead from cost of revenue, sales and marketing, and research and development	52	67	69
Adjusted general and administrative	$ 551	$ 759	$ 775

(1) We exclude certain costs and expenses from our calculation of adjusted general and administrative expense because management believes that these costs and expenses are not indicative of our core operating performance, do not reflect the underlying economics of our business, and are not necessary to operate our business. These excluded costs and expenses consist of (i) certain legal costs primarily related to worker classification matters, as well as a settlement entered into in connection with an initiative to serve underrepresented communities, (ii) reserves and settlements or other resolutions for or related to the collection of sales, indirect, and other taxes that we do not expect to incur on a recurring basis, (iii) costs related to the settlement of an intellectual property matter, (iv) expenses related to supporting various policy matters, including those related to worker classification, other labor law matters, and price controls, and (v) donations as part of our relief efforts in connection with the COVID-19 pandemic and Russia's invasion of Ukraine. We believe it is appropriate to exclude the foregoing matters from our calculation of adjusted general and administrative expense because (1) the timing and magnitude of such expenses are unpredictable and thus not part of management's budgeting or forecasting process, and (2) with respect to worker classification matters, management currently expects such expenses will not be material to our results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of Proposition 22 in California and similar legislation.
(2) Consists of acquisition, integration, and investment related costs, primarily related to our acquisition of Wolt.
(3) Consists of impairment expense related to an operating lease right-of-use asset associated with our former headquarters.

Contribution Profit

We use Contribution Profit to evaluate our operating performance and trends. We believe that Contribution Profit is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders. We define Contribution Profit as our gross profit less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing expenses, (iii) allocated overhead included in cost of revenue and sales and marketing expenses, and (iv) inventory write-off related to restructuring. We define gross margin as gross profit as a percentage of revenue for the same period and we define Contribution Margin as Contribution Profit as a percentage of revenue for the same period.

Gross profit is the most directly comparable financial measure to Contribution Profit. The following table provides a reconciliation of gross profit to Contribution Profit:

| | | Year Ended December 31, | | | | |
(in millions, except percentages)		2021		2022		2023
Revenue	$	4,888	$	6,583	$	8,635
Less: Cost of revenue, exclusive of depreciation and amortization		(2,338)		(3,588)		(4,589)
Less: Depreciation and amortization related to cost of revenue		(98)		(171)		(186)
Gross profit	$	2,452	$	2,824	$	3,860
Gross Margin		*50.2 %*		*42.9 %*		*44.7 %*
Less: Sales and marketing	$	(1,619)	$	(1,682)	$	(1,876)
Add: Depreciation and amortization related to cost of revenue		98		171		186
Add: Stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing		101		201		259
Add: Allocated overhead included in cost of revenue and sales and marketing		39		51		53
Add: Inventory write-off related to restructuring		—		2		—
Contribution Profit	$	1,071	$	1,567	$	2,482
Contribution Margin		*21.9 %*		*23.8 %*		*28.7 %*

Adjusted Gross Profit

We define Adjusted Gross Profit as gross profit plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense and certain payroll tax expense included in cost of revenue, (iii) allocated overhead included in cost of revenue, and (iv) inventory write-off related to restructuring. Gross profit is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue. Adjusted Gross Margin is defined as Adjusted Gross Profit as a percentage of revenue for the same period.

The following table provides a reconciliation of gross profit to Adjusted Gross Profit:

| | | Year Ended December 31, | | | | |
(in millions, except percentages)		2021		2022		2023
Gross profit	$	2,452	$	2,824	$	3,860
Add: Depreciation and amortization related to cost of revenue		98		171		186
Add: Stock-based compensation expense and certain payroll tax expense included in cost of revenue		48		103		140
Add: Allocated overhead included in cost of revenue		25		32		32
Add: Inventory write-off related to restructuring		—		2		—
Adjusted Gross Profit	$	2,623	$	3,132	$	4,218
Adjusted Gross Margin		*53.7 %*		*47.6 %*		*48.8 %*

Adjusted EBITDA

Adjusted EBITDA is a measure that we use to assess our operating performance and the operating leverage in our business. We define Adjusted EBITDA as net income (loss) including redeemable non-controlling interests, adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) loss on disposal of property and equipment, (iii) transaction-related costs (primarily consists of acquisition, integration, and investment related costs), (iv)

impairment expenses, (v) restructuring charges, (vi) inventory write-off related to restructuring, (vii) provision for (benefit from) income taxes, (viii) interest (income) expense, net, (ix) other expense, net, (x) stock-based compensation expense and certain payroll tax expense, and (xi) depreciation and amortization expense.

The following table provides a reconciliation of net loss including redeemable non-controlling interests to Adjusted EBITDA:

(in millions)	Year Ended December 31,		
	2021	2022	2023
Net loss including redeemable non-controlling interests	$ (468)	$ (1,368)	$ (565)
Certain legal, tax, and regulatory settlements, reserves, and expenses[1]	77	72	162
Transaction-related costs[2]	10	68	2
Impairment expenses[3]	1	2	—
Restructuring charges	—	92	2
Inventory write-off related to restructuring	—	2	—
Provision for (benefit from) income taxes	5	(31)	31
Interest (income) expense, net	11	(30)	(152)
Other expense, net[4]	—	305	107
Stock-based compensation expense and certain payroll tax expense[5]	497	880	1,094
Depreciation and amortization expense	156	369	509
Adjusted EBITDA	$ 289	$ 361	$ 1,190

(1) We exclude certain costs and expenses from our calculation of Adjusted EBITDA because management believes that these costs and expenses are not indicative of our core operating performance, do not reflect the underlying economics of our business, and are not necessary to operate our business. These excluded costs and expenses consist of (i) certain legal costs primarily related to worker classification matters, as well as a settlement entered into in connection with an initiative to serve underrepresented communities, (ii) reserves and settlements or other resolutions for or related to the collection of sales, indirect, and other taxes that we do not expect to incur on a recurring basis, (iii) costs related to the settlement of an intellectual property matter, (iv) expenses related to supporting various policy matters, including those related to worker classification, other labor law matters, and price controls, and (v) donations as part of our relief efforts in connection with the COVID-19 pandemic and Russia's invasion of Ukraine. We believe it is appropriate to exclude the foregoing matters from our calculation of Adjusted EBITDA because (1) the timing and magnitude of such expenses are unpredictable and thus not part of management's budgeting or forecasting process, and (2) with respect to worker classification matters, management currently expects such expenses will not be material to our results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of Proposition 22 in California and similar legislation.
(2) Consists of acquisition, integration, and investment related costs, primarily related to our acquisition of Wolt.
(3) Consists of impairment expense related to an operating lease right-of-use asset associated with our former headquarters.
(4) Consists primarily of adjustments to non-marketable equity securities, including impairment.
(5) Excludes stock-based compensation related to restructuring, which is included in restructuring charges in the table above.

Free Cash Flow

We define Free Cash Flow as cash flows from operating activities less purchases of property and equipment and capitalized software and website development costs.

The following table provides a reconciliation of net cash provided by operating activities to Free Cash Flow:

(in millions)	Year Ended December 31,		
	2021	2022	2023
Net cash provided by operating activities	$ 692	$ 367	$ 1,673
Purchases of property and equipment	(129)	(176)	(123)
Capitalized software and website development costs	(108)	(170)	(201)
Free Cash Flow	$ 455	$ 21	$ 1,349

Credit Facilities

On November 19, 2019, we entered into a revolving credit and guaranty agreement with JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Goldman Sachs Lending Partners LLC, an affiliate of Goldman Sachs & Co. LLC, which, as amended and restated on August 7, 2020, and further amended on October 31, 2022, provides for a $300 million unsecured revolving credit facility maturing on August 7, 2025, which increased to $400 million in aggregate revolving commitments upon the consummation of our initial public offering, with a sublimit for the issuance of letters of credit in an aggregate face amount of up to $200 million. Loans under the credit facility bear interest, at our option, at (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank

borrowing rate plus 0.50%, or (C) an adjusted SOFR rate for a one-month interest period plus 1.00%, or (ii) an adjusted SOFR rate (based on an interest period of one, three, or six months) plus a margin equal to 1.00%. We are also obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee. As of December 31, 2023, we were in compliance with the covenants under the revolving credit and guaranty agreement. As of December 31, 2022 and 2023, no revolving loans were outstanding and $99 million and $115 million of letters of credit were issued under our revolving credit facility, respectively.

Liquidity and Capital Resources.

As of December 31, 2023, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $4.7 billion, which consisted of cash and cash equivalents of $2.7 billion, and short-term marketable securities of $1.4 billion and long-term marketable securities of $583 million. Additionally, funds held at payment processors of $356 million represent cash due from our payment processors for cleared transactions with merchants and consumers, as well as funds remitted to payment processors for Dasher payout. Cash and cash equivalents consisted of cash on deposit with banks as well as institutional money market funds and U.S. Treasury securities. Marketable securities consisted of certificates of deposit, commercial paper, corporate bonds, U.S. government agency securities, and U.S. Treasury securities.

We have generated significant operating losses from our operations as reflected in our accumulated deficit of $5.2 billion as of December 31, 2023. We have historically funded our operations from cash from operations as well as the issuance of equity securities, including in our initial public offering in December 2020.To execute on our strategic initiatives to continue to grow our business, we may incur operating losses and generate negative cash flows from operations in the future, and as a result, we may require additional capital resources. We believe our existing cash, cash equivalents, and marketable securities, along with the available borrowings under our revolving credit facility, will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months and beyond.

In February 2023, our board of directors authorized the repurchase of up to $750 million of our Class A common stock. We completed the repurchase program in October 2023.

In February 2024, we announced the authorization of a share repurchase program for the repurchase of shares of our Class A common stock, in an aggregate amount up to $1.1 billion. This program is in addition to the prior repurchase program for the repurchase of $750 million shares of our Class A common stock, which was completed in the fourth quarter of 2023. Repurchases may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Exchange Act. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our Class A common stock under this authorization. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Our future capital requirements will depend on many factors, including, but not limited to our growth, our ability to attract and retain merchants, consumers, and Dashers that utilize our platform, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities, the timing and extent of spending for policy and worker classification initiatives. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

The following table summarizes our cash flows for the periods indicated:

(In millions)		**Year Ended December 31,**				
		2021		**2022**		**2023**
Net cash provided by operating activities	$	692	$	367	$	1,673
Net cash used in investing activities		(2,047)		(300)		(342)
Net cash used in financing activities		(483)		(375)		(752)
Foreign currency effect on cash, cash equivalents, and restricted cash		(1)		(10)		5
Net increase (decrease) in cash, cash equivalents, and restricted cash	$	(1,839)	$	(318)	$	584

Operating Activities

Cash provided by operating activities was $1.7 billion for 2023. This primarily consisted of a net loss of $565 million, adjusted for certain non-cash items, which primarily includes $1.1 billion of non-cash stock-based compensation expense, $509 million of depreciation and amortization expense, $101 million of impairments of non-marketable equity securities, and reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $108 million, as well as $417 million net inflows from changes in operating assets and liabilities primarily driven by an increase in our accrued expenses. The increase in cash provided by operating activities for 2023 compared to 2022 was mainly due to the decrease in net loss for 2023.

Cash provided by operating activities was $367 million for 2022. This consisted of a net loss of $1.4 billion, adjusted for certain non-cash items, which primarily includes $889 million or non-cash stock-based compensation expense, $369 million of depreciation and amortization expense, $303 million of adjustments to non-marketable equity securities, including impairment, net, and reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $81 million, as well as $73 million net inflows from changes in operating assets and liabilities primarily driven by an increase in our accrued expenses.

Investing Activities

Cash used in investing activities was $342 million for 2023, which primarily consisted of purchases of marketable securities of $1.9 billion, purchases of property and equipment of $123 million, cash outflows for capitalized software and website development costs of $201 million, and purchases of non-marketable equity securities of $17 million, offset by proceeds from the sales and maturities of marketable securities of $1.9 billion.

Cash used in investing activities was $300 million for 2022, which primarily consisted of purchases of marketable securities of $1.9 billion, purchases of property and equipment of $176 million, cash outflows for capitalized software and website development costs of $170 million, and purchases of non-marketable equity securities of $15 million, offset by proceeds from the sales and maturities of marketable securities of $1.9 billion and net cash acquired in acquisitions of $71 million.

Financing Activities

Cash used in financing activities was $752 million for 2023, which consisted repurchases of our Class A common stock of $750 million and cash paid for other financing activities of $8 million, offset by proceeds from the exercise of stock options of $6 million.

Cash used in financing activities was $375 million for 2022, which consisted of repurchases of our Class A common stock of $400 million, offset by cash received from other financing activities of $14 million and proceeds from the exercise of stock options of $11 million.

Critical Accounting Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of consolidated financial statements in accordance with GAAP requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the period presented. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows could be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 – "Summary of Significant Accounting Policies" included Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Revenue Recognition

We recognize revenue in accordance with ASC 606. We generate a substantial majority of our revenue from orders completed through our Marketplaces and the related commissions charged to partner merchants and fees charged to

consumers. A partner merchant represents a merchant that has entered into a contractual agreement with DoorDash. Revenue from our Marketplaces is recognized at the point in time when the consumer obtains control of the merchant's products. We also generate revenue from membership fees paid by consumers for DashPass and Wolt+, which is recognized as part of our Marketplaces. Revenue generated from DashPass and Wolt+ memberships is recognized on a ratable basis over the contractual period, which is generally one month to one year depending on the type of membership purchased by the consumer. We also generate revenue from our Drive offering by collecting per-order fees from merchants that use our local commerce platform to arrange for delivery services that fulfill demand generated through their own channels. Revenue from Drive is recognized at the point in time when the consumer obtains control of the merchant's products.

Our local commerce platform facilitates orders between consumers and partner merchants. Separately, the platform arranges for consumers to obtain delivery service from Dashers. We determined that the order facilitation service and delivery facilitation service are distinct performance obligations and therefore considered whether it is a principal or agent separately for each of these items. The order facilitation service and the delivery facilitation service are distinct given that the consumer can benefit from each item separately. Further, the order facilitation service and delivery facilitation service are separately identifiable as the nature of the promises are to transfer the order facilitation service and delivery facilitation service individually, rather than as a combined item.

Principal vs. Agent Considerations

Judgment is required in determining whether we are the principal or the agent in transactions with partner merchants, consumers, and Dashers. As it relates to the accounting for order facilitation services and delivery facilitation services, we evaluated whether to present revenue on a gross versus net basis based on whether we control each specified good or service before it is provided to the consumer in Marketplace transactions.

With respect to order facilitation services, we have determined that we are an agent for partner merchants in facilitating the sale of products to the consumer through our Marketplaces. The consumer accesses our local commerce platform to identify merchants and places an order for merchants' products. These orders are picked up from partner merchants and delivered to consumers by Dashers. We do not control the products prior to them being transferred to the consumer as we do not have the ability to redirect the products to another consumer nor do we obtain any economic benefit from the products.

With respect to the vast majority of our delivery facilitation services, we have determined that we are acting as an agent for the consumer in facilitating the delivery of products by connecting consumers with Dashers. As our role with the delivery facilitation service is only to arrange for a delivery opportunity to be offered to prospective Dashers, we do not control how the delivery service is ultimately provided to the consumer.

In the vast majority of our transactions with end-users, we are an agent in facilitating the sale of products and delivery services, thus we report revenue on a net basis, reflecting amounts collected from consumers, less amounts remitted to merchants and Dashers.

We recognize revenue from both partner merchants and consumers for each successfully completed transaction. We satisfy our performance obligations to a partner merchant when there is a successful sale of the merchant's products and we meet our performance obligation to a consumer once the Dasher has picked up the products from the merchant for delivery to the consumer.

Gift Cards

We sell gift cards to consumers that can be redeemed through our Marketplaces. The majority of gift cards sold have no expiration date and administrative fees are not charged on unused gift cards. In prior periods, with limited history as to consumers' redemption patterns, proceeds from the sale of gift cards were fully deferred and recorded as contract liabilities until consumers use the card to place orders on its platform. When gift cards are redeemed, revenue is recognized on a net basis as the difference between the amounts collected from consumers, less amounts remitted to merchants and Dashers. During the year ended December 31, 2021, we concluded that we had developed sufficient historical evidence regarding the pattern of consumer redemptions of gift cards to have the ability to estimate the portion of outstanding gift cards that will never be redeemed ("breakage") and for which there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdiction as unclaimed or abandoned property. We recognize the breakage amounts as revenue, proportionate to the pattern of revenue recognition for the gift card redemptions. We recorded $48 million, $47 million, and $41 million of gift card breakage revenue during the years ended December 31, 2021, 2022 and 2023, respectively. Estimating future breakage rates requires judgment based on current and historical

patterns of redemption, and the actual breakage rates may vary from the estimate. For jurisdictions where gift cards have expiration dates, we recognize breakage when they expire.

Dasher Incentives and Referrals

We offer various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. These are offered in various forms and include:

Peak pay: We make additional payments to Dashers to incentivize them to accept delivery opportunities during peak demand time.

Dasher referrals: We offer referral bonuses to referring Dashers, as well as to referred Dashers, once the new Dasher has met certain qualifying conditions. We expense the fair value of payments made to the referring Dashers as incurred in sales and marketing expenses in our consolidated statements of operations, since the marketing of our platform to acquire new Dashers represents a distinct benefit to us. The portion of these referral bonuses in excess of the fair value of payments made to the referring Dashers is accounted for as a reduction of revenue. Payments made to the referred Dashers are recorded within Dasher payout and reduce revenue at the time the corresponding revenue transaction is recorded.

Insurance Reserves

We utilize third-party insurance which include retained insurance deductibles to insure costs including auto liability related to both bodily injury and physical damage, and uninsured and underinsured motorists up to a certain dollar retention limit. The recorded insurance reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. The estimate of our ultimate deductible obligation utilizes actuarial techniques applied to historical claim and loss experience. We use assumptions based on actuarial judgments with consideration toward claim and loss development factors, which includes the development time frame and settlement patterns, and expected loss rates. Reserves are periodically reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

Loss Contingencies

We are involved in various lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. We disclose material contingencies when we believe that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. We review these provisions on a quarterly basis and adjust these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

The outcome of legal matters and litigation is inherently uncertain. Therefore, if one or more of these legal matters were resolved against us for amounts in excess of management's expectations, our results of operations, and financial condition, including in a particular reporting period, could be materially adversely affected.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 2 – "Summary of Significant Accounting Policies" included Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in connection with our business, which primarily relate to fluctuations in interest rates and foreign exchange risks.

Interest Rate Fluctuation Risk

Our investment portfolio consists of short-term fixed income securities, including government and investment-grade debt securities and money market funds. These securities are classified as available-for-sale and, consequently, are recorded on the consolidated balance sheets at fair value with unrealized gains or losses, net of tax reported as a separate

component of stockholders' deficit within accumulated other comprehensive income (loss). Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.

Based on our investment portfolio balance as of December 31, 2022 and 2023, a hypothetical 100 basis point increase in interest rates would not have materially affected our consolidated financial statements. We currently do not hedge these interest rate exposures.

Equity Price Risk

Our non-marketable equity investments consist of investments in privately-held companies that we hold for purposes other than trading. These investments are inherently risky because there is no established market for these securities and the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. As such, we could lose our entire investment in these companies. However, we believe that market sensitivities are not practicable.

The aggregate carrying value of our non-marketable equity investments was $124 million and $46 million as of December 31, 2022 and 2023, respectively. Adjustments or impairments are recorded in other expense, net on the consolidated statements of operations and establish a new carrying value for the investment.

Foreign Currency Exchange Risk

Transaction Exposure

We transact business globally and have international revenue, as well as costs, denominated in multiple currencies, primarily the Euro, Canadian dollars, Israeli shekel and Australian dollars. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates are reflected in reported income (loss) from our international businesses included in our consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations.

We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to revaluing and ultimately settling certain asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Foreign currency gains and losses were immaterial for the years ended December 31, 2021, 2022, and 2023. Based on our foreign currency exposures from monetary assets and liabilities as of December 31, 2023, we estimated that a 10% change in exchange rates against the U.S. dollar would not have resulted in a material gain or loss.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our foreign subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive loss which is part of stockholders' equity.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
DoorDash, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of DoorDash, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, redeemable non-controlling interests and stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely

detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Insurance Reserves

As discussed in Note 2 to the consolidated financial statements, the Company utilizes third-party insurance which include retained insurance deductibles to insure costs including auto liability related to both bodily injury and physical damage, and uninsured and underinsured motorists up to a certain dollar retention limit. The retained insurance deductibles reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. The estimate of the Company's retained insurance deductibles reserves as of December 31, 2023 was $758 million.

We identified the evaluation of the Company's retained insurance deductibles reserves as a critical audit matter. The evaluation of the key assumptions used to estimate the liability, specifically the loss development factors and expected loss rates involved significant measurement uncertainty requiring complex auditor judgment. Specialized skill and knowledge were necessary to evaluate the methods and key assumptions used to determine the liability.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's retained insurance deductibles reserves process. This included controls over the development of the key assumptions related to loss development factors and expected loss rates. We involved actuarial professionals with specialized skills and knowledge who assisted in developing an independent range of the retained insurance deductibles reserves by selecting loss development factors and expected loss rates, and comparing it to the amount recorded by the Company.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

San Francisco, California
February 20, 2024

DOORDASH, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts which are reflected in thousands, and per share data)

	December 31, 2022	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 1,977	$ 2,656
Short-term marketable securities	1,544	1,422
Funds held at payment processors	441	356
Accounts receivable, net	400	533
Prepaid expenses and other current assets	358	630
Total current assets	4,720	5,597
Long-term restricted cash	211	11
Long-term marketable securities	397	583
Operating lease right-of-use assets	436	436
Property and equipment, net	637	712
Intangible assets, net	765	659
Goodwill	2,370	2,432
Non-marketable equity securities	124	46
Other assets	129	363
Total assets	$ 9,789	$ 10,839
Liabilities, Redeemable Non-controlling Interests and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 157	$ 216
Operating lease liabilities	55	68
Accrued expenses and other current liabilities	2,332	3,126
Total current liabilities	2,544	3,410
Operating lease liabilities	456	454
Other liabilities	21	162
Total liabilities	3,021	4,026
Commitments and contingencies (Note 9)		
Redeemable non-controlling interests	14	7
Stockholders' equity:		
Common stock, $0.00001 par value, 6,000,000 Class A shares authorized as of December 31, 2022 and 2023, 363,299 and 375,987 Class A shares issued and outstanding as of December 31, 2022 and 2023, respectively; 200,000 Class B shares authorized as of December 31, 2022 and 2023, 28,172 and 27,241 Class B shares issued and outstanding as of December 31, 2022 and 2023, respectively; 2,000,000 Class C shares authorized as of December 31, 2022 and 2023, zero Class C shares issued and outstanding as of December 31, 2022 and 2023	—	—
Additional paid-in capital	10,633	11,887
Accumulated other comprehensive income (loss)	(33)	73
Accumulated deficit	(3,846)	(5,154)
Total stockholders' equity	6,754	6,806
Total liabilities, redeemable non-controlling interests and stockholders' equity	$ 9,789	$ 10,839

The accompanying notes are an integral part of these consolidated financial statements.

DOORDASH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except share amounts which are reflected in thousands, and per share data)

	Year Ended December 31,		
	2021	**2022**	**2023**
Revenue	$ 4,888	$ 6,583	$ 8,635
Costs and expenses:			
Cost of revenue, exclusive of depreciation and amortization shown separately below	2,338	3,588	4,589
Sales and marketing	1,619	1,682	1,876
Research and development	430	829	1,003
General and administrative	797	1,147	1,235
Depreciation and amortization	156	369	509
Restructuring charges	—	92	2
Total costs and expenses	5,340	7,707	9,214
Loss from operations	(452)	(1,124)	(579)
Interest income (expense), net	(11)	30	152
Other expense, net	—	(305)	(107)
Loss before income taxes	(463)	(1,399)	(534)
Provision for (benefit from) income taxes	5	(31)	31
Net loss including redeemable non-controlling interests	(468)	(1,368)	(565)
Less: net loss attributable to redeemable non-controlling interests	—	(3)	(7)
Net loss attributable to DoorDash, Inc. common stockholders	$ (468)	$ (1,365)	$ (558)
Net loss per share attributable to DoorDash, Inc. common stockholders, basic and diluted	$ (1.39)	$ (3.68)	$ (1.42)
Weighted-average number of shares outstanding used to compute net loss per share attributable to DoorDash, Inc. common stockholders, basic and diluted	336,847	371,413	392,948

The accompanying notes are an integral part of these consolidated financial statements.

DOORDASH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in millions)

	Year Ended December 31,		
	2021	**2022**	**2023**
Net loss including redeemable non-controlling interests	$ (468)	$ (1,368)	$ (565)
Other comprehensive (loss) income, net of tax:			
Change in foreign currency translation adjustments	—	(16)	84
Change in unrealized gains and losses on marketable securities	(4)	(16)	21
Other	—	2	1
Total other comprehensive income (loss)	(4)	(30)	106
Comprehensive loss including redeemable non-controlling interests	(472)	(1,398)	(459)
Less: Comprehensive loss attributable to redeemable non-controlling interests	—	(4)	(7)
Comprehensive loss attributable to DoorDash, Inc. common stockholders	$ (472)	$ (1,394)	$ (452)

The accompanying notes are an integral part of these consolidated financial statements.

DOORDASH, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY

(in millions, except share amounts which are reflected in thousands)

	Redeemable Non-Controlling Interests	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances as of December 31, 2020	$ —	318,503	$ —	$ 6,313	$ (1,613)	$ —	$ 4,700
Issuance of common stock upon settlement of restricted stock units	—	14,218	—	—	—	—	—
Shares withheld related to net share settlement	—	(851)	—	(172)	—	—	(172)
Issuance of common stock upon exercise of stock options	—	14,642	—	32	—	—	32
Stock-based compensation	—	—	—	579	—	—	579
Other comprehensive loss	—	—	—	—	—	(4)	(4)
Net loss	—	—	—	—	(468)	—	(468)
Balances as of December 31, 2021	—	346,512	—	6,752	(2,081)	(4)	4,667
Issuance of common stock upon settlement of restricted stock units	—	10,027	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	4,780	—	11	—	—	11
Stock-based compensation	—	—	—	1,021	—	—	1,021
Other comprehensive loss	(1)	—	—	—	—	(29)	(29)
Shares issued related to the acquisition of Wolt	—	35,720	—	2,838	—	—	2,838
Repurchase and retirement of common stock	—	(5,568)	—	—	(400)	—	(400)
Recognition of redeemable non-controlling interest upon capital investment	18	—	—	11	—	—	11
Net loss	(3)	—	—	—	(1,365)	—	(1,365)
Balances as of December 31, 2022	$ 14	391,471	$ —	$ 10,633	$ (3,846)	$ (33)	$ 6,754

DOORDASH, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY

(in millions, except share amounts which are reflected in thousands)

| | Redeemable Non-Controlling Interests | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
		Shares	Amount				
Balances as of December 31, 2022	$ 14	391,471	$ —	$ 10,633	$ (3,846)	$ (33)	$ 6,754
Issuance of common stock upon settlement of restricted stock units	—	16,742	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	6,999	—	6	—	—	6
Stock-based compensation	—	—	—	1,249	—	—	1,249
Other comprehensive income	—	—	—	—	—	106	106
Repurchase and retirement of common stock	—	(11,969)	—	—	(750)	—	(750)
Cancellation of escrow shares related to the acquisition of Wolt	—	(15)	—	(1)	—	—	(1)
Net loss	(7)	—	—	—	(558)	—	(558)
Balances as of December 31, 2023	$ 7	403,228	$ —	$ 11,887	$ (5,154)	$ 73	$ 6,806

The accompanying notes are an integral part of these consolidated financial statements.

DOORDASH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,		
	2021	2022	2023
Cash flows from operating activities			
Net loss including redeemable non-controlling interests	$ (468)	$ (1,368)	$ (565)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	156	369	509
Stock-based compensation	486	889	1,088
Reduction of operating lease right-of-use assets and accretion of operating lease liabilities	52	81	108
Adjustments to non-marketable equity securities, including impairment, net	—	303	101
Other	75	20	15
Changes in assets and liabilities, net of assets acquired and liabilities assumed from acquisitions:			
Funds held at payment processors	(174)	(86)	86
Accounts receivable, net	(94)	(33)	(141)
Prepaid expenses and other current assets	85	(165)	(105)
Other assets	(51)	(90)	(96)
Accounts payable	79	(15)	70
Accrued expenses and other current liabilities	595	566	702
Payments for operating lease liabilities	(44)	(75)	(113)
Other liabilities	(5)	(29)	14
Net cash provided by operating activities	692	367	1,673
Cash flows from investing activities			
Purchases of property and equipment	(129)	(176)	(123)
Capitalized software and website development costs	(108)	(170)	(201)
Purchases of marketable securities	(2,344)	(1,948)	(1,946)
Maturities of marketable securities	720	1,552	1,940
Sales of marketable securities	224	387	7
Purchases of non-marketable equity securities	(409)	(15)	(17)
Net cash acquired in acquisitions	—	71	—
Other investing activities	(1)	(1)	(2)
Net cash used in investing activities	(2,047)	(300)	(342)
Cash flows from financing activities			
Proceeds from exercise of stock options	32	11	6
Deferred offering costs paid	(10)	—	—
Repayment of convertible notes	(333)	—	—
Taxes paid related to net share settlement of equity awards	(172)	—	—
Repurchase of common stock	—	(400)	(750)
Other financing activities	—	14	(8)
Net cash used in financing activities	(483)	(375)	(752)
Foreign currency effect on cash, cash equivalents, and restricted cash	(1)	(10)	5
Net increase (decrease) in cash, cash equivalents, and restricted cash	(1,839)	(318)	584
Cash, cash equivalents, and restricted cash			
Cash, cash equivalents, and restricted cash, beginning of period	4,345	2,506	2,188
Cash, cash equivalents, and restricted cash, end of period	$ 2,506	$ 2,188	$ 2,772
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets			
Cash and cash equivalents	$ 2,504	$ 1,977	$ 2,656
Restricted cash included in prepaid expenses and other current assets	—	—	105
Long-term restricted cash	2	211	11
Total cash, cash equivalents, and restricted cash	$ 2,506	$ 2,188	$ 2,772
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 42	$ —	$ —
Non-cash investing and financing activities			
Purchases of property and equipment not yet settled	$ 23	$ 34	$ 13
Stock-based compensation included in capitalized software and website development costs	$ 93	$ 132	$ 161

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Description of Business

DoorDash, Inc. (the "Company") is incorporated in Delaware with headquarters in San Francisco, California. The Company operates a local commerce platform that enables local businesses to address consumers' expectations of ease and immediacy and thrive in today's convenience economy.

The Company operates a local commerce platform that connects merchants, consumers, and Dashers. The Company's primary offerings are the DoorDash Marketplace and the Wolt Marketplace (together, the "Marketplaces"), which together operate in over 25 countries across the globe. The Marketplaces provide a suite of services that enable merchants to establish an online presence, generate demand, seamlessly transact with consumers, and fulfill orders primarily through independent contractors who use the Company's platform to deliver orders ("Dashers"). As part of the Marketplaces, the Company also offers Pickup, which allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees, as well as DoorDash for Business, which provides merchants on the Company's platform with large group orders and catering orders for businesses and events. The DoorDash Marketplace also includes DashPass and the Wolt Marketplace includes Wolt+. DashPass and Wolt+ are the Company's membership products, which provide members with unlimited access to eligible merchants with zero delivery fees and reduced service fees on eligible orders.

In addition to the Marketplaces, the Company offers Platform Services, which primarily includes DoorDash Drive and Wolt Drive (together, "Drive"), which are white-label delivery fulfillment services that enable merchants that have generated consumer demand through their own channels to fulfill this demand using the Company's platform. Platform Services also includes DoorDash Storefront ("Storefront"), which enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or fulfillment capabilities, and Bbot, which offers merchants solutions for their in-store and online channels, including in-store digital ordering and payments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities consolidated under the variable interest entity model, and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one reportable segment. See Note 3 – "Revenue" for revenue by geography. Long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, located outside of the United States were $124 million and $167 million as of December 31, 2022 and 2023, respectively.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates include, but are not limited to, revenue recognition, allowances for credit losses, gift card

breakage, estimated useful lives of property and equipment, capitalized software and website development costs, intangible assets, valuation of stock-based compensation, valuation of investments and other financial instruments including valuation of investments without readily determinable fair values, valuation of acquired intangible assets and goodwill, the incremental borrowing rate applied in lease accounting, insurance reserves, loss contingencies, and income and indirect taxes. Actual results could differ from these estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Cash, Cash Equivalents, and Restricted Cash

Cash includes demand deposits with banks or financial institutions as well as cash in transit from payment processors. Cash equivalents include short-term, highly liquid investments with original maturities of three months or less and their carrying values approximate fair value due to their short-term maturities. Restricted cash consists of bank accounts that are legally restricted for use, including collateral provided for letters of credit established primarily for real estate leases and insurance policies.

Marketable Securities

Marketable securities primarily consist of certificates of deposit, commercial paper, U.S. government agency securities, U.S. Treasury securities, and corporate bonds. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investment in any particular security. Securities with maturities greater than three months, but less than one year, are included in current assets and securities with maturities greater than one year are included in non-current assets on the consolidated balance sheets. All marketable securities are classified as available-for-sale and reported at fair value.

If the estimated fair value of an available-for-sale debt security is below its amortized cost basis, then the Company evaluates the security for impairment. The Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the debt security's amortized cost basis is written down to fair value through other expense, net in the consolidated statements of operations. If neither of these criteria are met, the Company evaluates whether unrealized losses have resulted from a credit loss or other factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors. An impairment relating to credit losses is recorded through an allowance for credit losses reported in other expense, net in the consolidated statements of operations. The allowance is limited by the amount that the fair value of the debt security is below its amortized cost basis. When a credit loss exists, the Company compares the present value of cash flows expected to be collected from the debt security with the amortized cost basis of the security to determine what allowance amount, if any, should be recorded. As of December 31, 2022 and 2023, no allowance of credit losses related to marketable securities was recorded. Unrealized losses not resulting from credit losses are recorded through accumulated other comprehensive income (loss).

Funds Held at Payment Processors

Funds held at payment processors represent cash due from the Company's payment processors for transactions with merchants and consumers, as well as funds transferred to payment processors for Dasher payout.

Accounts Receivable, Net and Allowance for Credit Losses

Accounts receivable, net primarily represents receivables from merchants that were generated through the Company's Drive and Marketplace related offerings. The Company maintains an allowance for credit losses, which is based on the Company's assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for credit losses on a collective basis by considering the age of each outstanding invoice, each customer's expected ability to pay and collection history, current market conditions, and reasonable and supportable forecasts of future economic conditions to determine whether the allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

	Estimated Useful Life
Equipment for merchants	2 years
Computer equipment and software	2 years
Office equipment	5 years
Capitalized software and website development costs	2 years
Leasehold improvements	Shorter of estimated useful life or lease term

Maintenance and repair costs are charged to expense as incurred. Upon disposal of a fixed asset, the Company records a gain or loss based on the difference between the proceeds received and the net book value of the disposed asset.

Intangible Assets, Net

Intangible assets are recorded at fair value as of the date of acquisition and amortized on a straight-line basis over their estimated useful lives. The Company reviews identifiable amortizable intangible assets for impairment under the long-lived asset model described under "Impairment of Long-Lived Assets" below.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company's impairment tests are based on a single operating segment and reporting unit structure. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

The Company conducted its annual goodwill impairment test during the fourth quarter of 2023 and determined that the fair value of the reporting unit significantly exceeded its carrying value. No goodwill impairment charge was recorded in any of the periods presented in the accompanying consolidated financial statements.

Non-Marketable Equity Securities

Non-marketable equity securities which the Company does not have a controlling financial interest in and does not exercise significant influence over the investee are recorded at cost and adjusted for observable transactions for same or similar investments of the same issuer or impairment (referred to as the measurement alternative).

The carrying value is not adjusted for the Company's non-marketable equity securities if there are no observable price changes in a same or similar security from the same issuer or if there are no identified events or changes in circumstances that may indicate impairment.

Capitalized Software and Website Development Costs

The Company incurred costs relating to the development of the Company's technology platform, which includes Dasher and merchant tools, mobile apps, and website and content development. Software development costs related to software acquired, developed, or modified solely to meet the Company's internal requirements, with no substantive plans to market such software at the time of development, are capitalized during the application development stage of the project. Costs

incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs to develop the Company's technology platform are capitalized when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred for enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades on a per project basis.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset or asset group over the asset's or asset group's fair value generally determined by estimates of future discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Insurance Reserves

The Company utilizes third-party insurance which include retained insurance deductibles to insure costs including auto liability related to both bodily injury and physical damage, and uninsured and underinsured motorists up to a certain dollar retention limit. The recorded insurance reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. The estimate of the Company's ultimate deductible obligation utilizes actuarial techniques applied to historical claim and loss experience. The Company utilizes assumptions based on actuarial judgments with consideration toward claim and loss development factors, which includes the development time frame and settlement patterns, and expected loss rates. Reserves are periodically reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from the Company's estimates, which could result in losses over the Company's reserved amounts. During the years ended December 31, 2021, 2022 and 2023, the Company recorded additions to the insurance reserves of $134 million, $359 million and $518 million, respectively. The Company's retained insurance deductibles reserves as of December 31, 2022 and 2023 were $418 million and $758 million, respectively.

Loss Contingencies

The Company is involved in various lawsuits, claims, investigations, and proceedings that arise in connection with its business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. The Company records a liability in accrued expenses and other current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. The Company discloses material contingencies when it believes that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions on a quarterly basis and adjusts these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

Sales and Indirect Taxes

The Company records sales and indirect tax liabilities when they become probable and the amount can be reasonably estimated. Sales and indirect tax liabilities are included in accrued expenses and other current liabilities on the consolidated balance sheets.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) primarily consists of foreign currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities. The financial statements of the Company's foreign subsidiaries are translated from their functional currency, which is typically the local currency, into U.S. dollars. Assets and liabilities are translated at period end rates of exchange, and revenue and expenses are translated using average monthly exchange rates. The resulting gain or loss is included in accumulated other comprehensive income (loss) on the consolidated balance sheets.

Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of stockholders' equity within accumulated other comprehensive income (loss).

Stock-Based Compensation

The fair value of restricted stock and RSUs is estimated based on the fair value of the Company's common stock on the date of grant. With the exception of the CEO Performance Award and options assumed via acquisition (as discussed further in Note 10 - "Common Stock"), the Company only granted RSUs that vest upon the satisfaction of a service-based vesting condition and the compensation expense for these RSUs is recognized on a straight-line basis over the requisite service period.

For the CEO Performance Award (as discussed below in Note 10 - "Common Stock"), that includes a market condition, the fair value of the award was determined using a Monte Carlo simulation model. The associated stock-based compensation is recorded over the derived service period, using the accelerated attribution method. If the stock price goals are met sooner than the derived service period, the Company will adjust the stock-based compensation expense to reflect the cumulative expense associated with the vested award. Provided that Tony Xu continues to be the Chief Executive Officer of the Company, stock-based compensation expense is recognized over the requisite service period, regardless of whether the stock price goals are achieved.

The Company records forfeitures when they occur for all share-based payment awards.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future income, and other relevant factors. Our judgment regarding levels of future profitability are consistent with plans and estimates used to manage the business, however actual operating results in future years could differ from our current assumptions, judgments and estimates. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

The Company operates in various tax jurisdictions and is subject to audit by tax authorities. The Company recognizes the tax benefit of an uncertain tax position only if it is more-likely-than-not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. We consider many factors when evaluating our tax positions and estimating our tax benefits, which may require periodic adjustments. Due to uncertainties in any tax audit outcome, our estimates of the ultimate settlement of our unrecognized tax positions may change and the actual tax benefit may differ significantly from the estimates. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes.

Fair Value

The Company measures certain assets and liabilities at fair value on a recurring basis based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability.

The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3   Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying amounts of certain of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate their fair values due to their short maturities.

Concentration of Credit Risk

The Company's cash, cash equivalents, marketable securities, funds held at payment processors, and accounts receivable are potentially subject to concentration of credit risk. Although the Company deposits its cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists. The Company limits purchases of debt securities to investment-grade securities. The Company has not experienced any significant credit losses historically.

The Company relies on a limited number of third parties to provide payment processing services ("payment processors") including collecting amounts due from end-users and processing Dasher payouts. Payment processors are financial institutions or credit card companies that the Company believes are of high credit quality. The Company retains the risk of collecting such amounts from the payment processors, which are included in funds held at payment processors for the unsettled portion at each period end. The portion of the payments to be remitted to Dashers and merchants is included in accrued expenses and other current liabilities. Although the Company pre-authorizes forms of payment to mitigate its exposure, the Company absorbs all credit card losses.

Accounts receivable, net primarily represents receivables from merchants that were generated through the Company's Drive and Marketplace related offerings. As of December 31, 2022, one entity individually accounted for 14% of accounts receivable, net. As of December 31, 2023, one entity individually accounted for 13% of accounts receivable, net. No customer accounted for 10% or more of revenue for the years ended December 31, 2021, 2022, and 2023.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with its Customers.* The Company generates a substantial majority of its revenue from orders completed through its Marketplaces and the related commissions charged to partner merchants and fees charged to consumers. A partner merchant represents a merchant that has entered into a contractual agreement with the Company. Revenue from the Marketplaces is recognized at the point in time when the consumer obtains control of the merchant's products. The Company also generates revenue from membership fees paid by consumers for DashPass and Wolt+, which is recognized as part of the Marketplaces. Revenue generated from the Company's DashPass and Wolt+ memberships is recognized on a ratable basis over the contractual period, which is generally one month to one year depending on the type of membership purchased by the consumer. In addition, the Company also generates revenue from its Drive offering by collecting per-order fees from merchants that use its local commerce platform to arrange for delivery services that fulfill demand generated through their own channels. Revenue from Drive is recognized at the point in time when the consumer obtains control of the merchant's products.

When determining the appropriate accounting for the fees collected in exchange for the use of the Company's local commerce platform, the Company considered its contractual arrangements with the parties involved as well as its customary business practices. Under the Company's agreements with partner merchants, the Company agrees to a commission to be earned as a percentage of the total dollar value of goods ordered. When a consumer signs up to use the Company's local commerce platform, the consumer agrees to be charged certain fees, at the time an order is placed, in exchange for use of the platform. The Company has concluded that a contract exists between the Company and a partner merchant when the partner merchant accepts each consumer's order, and a contract exists between the Company and a consumer when the consumer places the order and requests delivery services. The duration of a contract is typically equal to the time between when the order is placed and a Dasher picks up the food from the merchant. Contracts including variable consideration with partner merchants were not material for the periods presented.

The Company's local commerce platform facilitates orders between consumers and partner merchants. Separately, the Company's platform arranges for consumers to obtain delivery service from Dashers. The Company has determined that the order facilitation service and delivery facilitation service are distinct performance obligations and has therefore considered whether it is a principal or agent separately for each of these items. The order facilitation service and the

delivery facilitation service are distinct given that the consumer can benefit from each item separately. Further, the order facilitation service and delivery facilitation service are separately identifiable as the nature of the promises are to transfer the order facilitation service and delivery facilitation service individually, rather than as a combined item.

Principal vs. Agent Considerations

Judgment is required in determining whether the Company is the principal or the agent in transactions with partner merchants, consumers, and Dashers. As it relates to the accounting for order facilitation services and delivery facilitation services, the Company evaluated whether to present revenue on a gross versus net basis based on whether it controls each specified good or service before it is provided to the consumer in Marketplace transactions.

With respect to order facilitation services, the Company has determined it is an agent for partner merchants in facilitating the sale of products to the consumer through its Marketplaces. The consumer accesses the Company's local commerce platform to identify merchants and places an order for merchants' products. These orders are picked up from partner merchants and delivered to consumers by Dashers. The Company does not control the products prior to them being transferred to the consumer as it neither has the ability to redirect the products to another consumer nor does it obtain any economic benefit from the products.

With respect to the vast majority of its delivery facilitation services, the Company has determined it is acting as an agent for the consumer in facilitating the delivery of products by connecting consumers with Dashers. As the Company's role with the delivery facilitation service is only to arrange for a delivery opportunity to be offered to prospective Dashers, it does not control how the delivery service is ultimately provided to the consumer.

In the vast majority of its transactions with end-users, the Company is an agent in facilitating the sale of products and delivery services, thus the Company reports revenue on a net basis, reflecting amounts collected from consumers, less amounts remitted to merchants and Dashers.

Dasher payout represents the amounts paid to Dashers for deliveries, including incentives and tips, except for certain referral bonuses. From time to time, Dashers may request an earlier payment settlement in exchange for a reduction in Dasher payout. The amounts payable to merchants and Dashers are included in accrued expenses and other current liabilities on the consolidated balance sheets as payments are typically settled on a weekly basis.

The Company recognizes revenue from both partner merchants and consumers for each successfully completed transaction. The Company satisfies its performance obligations to a partner merchant when there is a successful sale of the merchant's products and meets its performance obligation to a consumer once the Dasher has picked up the products from the merchant for delivery to the consumer.

The Company also provides value-add services to merchants. These services are generally considered separate performance obligations and revenue is recognized over the period in which services are provided. Revenue generated from such services is not material in all periods presented.

Gift Cards

The Company sells gift cards to consumers that can be redeemed through the Marketplaces. The majority of gift cards sold have no expiration date and administrative fees are not charged on unused gift cards. In prior periods, with limited history as to consumers' redemption patterns, proceeds from the sale of gift cards were fully deferred and recorded as contract liabilities until consumers used the card to place orders on its platform. When gift cards are redeemed, revenue is recognized on a net basis as the difference between the amounts collected from consumers less amounts remitted to merchants and Dashers. During the year ended December 31, 2021, the Company concluded that it had developed sufficient historical evidence regarding the pattern of consumer redemptions of gift cards to have the ability to estimate the portion of outstanding gift cards that will never be redeemed ("breakage") and for which there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdiction as unclaimed or abandoned property. The Company recognizes the breakage amounts as revenue, proportionate to the pattern of revenue recognition for the gift card redemptions. The Company recorded $48 million, $47 million and $41 million of gift card breakage revenue during the years ended December 31, 2021, 2022, and 2023, respectively. Estimating future breakage rates requires judgment based on current and historical patterns of redemption, and the actual breakage rates may vary from the estimate. For jurisdictions where gift cards have expiration dates, the Company recognizes breakage when they expire.

Refunds and Credits

From time to time the Company issues credits or refunds to merchants and consumers to ameliorate issues that may arise with orders. The Company accounts for such refunds as variable consideration and therefore records the amount of each refund or credit issued as a reduction of revenue.

Incentive Programs

The Company offers incentives to attract consumers and Dashers to use its local commerce platform. Consumers typically receive credits or discounted delivery fees while Dashers typically receive cash incentives. Each of the incentives are described below.

Consumer Promotions

The Company uses promotions in tandem with sales and marketing spend to attract new consumers to its platform. Promotions offered to consumers are primarily recorded as a reduction of revenue and include the following:

New consumer incentives: The Company records discounts and incentives provided to new consumers as a promotion and reduces revenue on the date that the corresponding revenue transaction is recorded.

Consumer referrals: The Company offers referral credits to its existing consumers for referrals of new consumers. These referral credits are paid in exchange for a distinct marketing service and therefore the portion of these credits that is equal to or less than the fair value of acquiring a new consumer are accounted for as a consumer acquisition cost. These new consumer acquisition costs are expensed as incurred and reflected as sales and marketing expenses in the Company's consolidated statements of operations. The portion of these credits in excess of the fair value of acquiring a new consumer is accounted for as a reduction of revenue.

Existing consumer incentives: On occasion, the Company offers promotional discounts to existing consumers. The Company records incentives provided to existing consumers as a promotion and reduces revenue on the date that the corresponding revenue transaction is recorded.

Dasher Incentives and Referrals

The Company offers various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. These are offered in various forms and include:

Peak pay: The Company makes additional payments to Dashers to incentivize them to accept delivery opportunities during peak demand time.

Dasher referrals: The Company offers referral bonuses to referring Dashers, as well as to referred Dashers, once the new Dasher has met certain qualifying conditions. The Company expenses the fair value of payments made to the referring Dashers as incurred in sales and marketing expenses in the consolidated statements of operations, since the marketing of the Company's platform to acquire new Dashers represents a distinct benefit to the Company. The portion of these referral bonuses in excess of the fair value of payments made to the referring Dashers is accounted for as a reduction of revenue. Payments made to the referred Dashers are recorded within Dasher payout and reduce revenue at the time the corresponding revenue transaction is recorded.

Advertising Costs

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were $1.2 billion, $1.1 billion, and $1.3 billion for the years ended December 31, 2021, 2022, and 2023, respectively.

Net Loss Per Share Attributable to Common Stockholders

The Company computes net loss per common share following the two-class method required for multiple classes of common stock and participating securities. The Company considers its previously outstanding redeemable convertible preferred stock to be participating securities. The two-class method requires income (loss) available to DoorDash, Inc. common stockholders for the period to be allocated between multiple classes of common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The rights, including the liquidation and dividend rights, of the Class A common stock, Class B common stock, and Class C common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B

common stock shared proportionately in the Company's net losses. No shares of Class C common stock were issued and outstanding as of December 31, 2022 and 2023.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive. Vested RSUs that have not been settled have been included in the appropriate common share class used to calculate basic net loss per share.

Leases

The Company determines if an arrangement is or contains a lease at inception. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. ROU assets represents the Company's right to use the underlying assets for the lease term and lease liabilities represents the Company's obligation to make lease payment arising from the lease. The Company has elected the practical expedient not to recognize ROU assets and lease liabilities for short-term leases with terms of twelve months or less. Expense related to short-term leases is recognized either straight-line over the lease term or as incurred depending on whether the lease payments are fixed or variable. ROU assets are recognized as the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company's classes of assets that are leased include real estate leases and equipment leases. Operating leases consist of real estate leases and are included in operating lease ROU assets and operating lease liabilities on the Company's consolidated balance sheets. Finance leases consist of equipment leases and are included in property and equipment, net on the Company's consolidated balance sheets. Most of the Company's leases are operating leases, and activities related to finance leases were not material for the periods presented.

The Company's real estate leases are for an initial period between one and 15 years, and typically include renewal options, the election of which is at the option of the Company. The Company includes renewal options in the measurement of lease liabilities only to the extent the option is reasonably certain to be exercised. For leases that provide the option to terminate, the lease term includes periods covered by such options to the extent the Company is reasonably certain not to exercise the option.

The Company subleases certain portions of buildings subject to operating leases. The terms and conditions of the subleases are commensurate with the terms and conditions within the original operating leases. The term of the subleases generally range from one to six years, payments are fixed within the contracts, and there are no residual value guarantees or other restrictions or covenants in the leases.

When the discount rate implicit in the lease cannot be readily determined, the Company uses the applicable incremental borrowing rate at lease commencement in order to discount lease payments to present value for purposes of performing lease classification tests and measuring the lease liability. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Because the Company does not typically borrow on a collateralized basis, it uses a derived unsecured synthetic credit rating adjusted for collateralization, current available yield curves, and the lease term as inputs to derive an appropriate incremental borrowing rate.

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has a variable interest in an entity and if it is the primary beneficiary. These evaluations are complex and involve judgment and the use of estimates and assumptions based on available historical and prospective information, among other factors. If the Company determines that entities for which the Company holds a contractual or ownership interest in are variable interest entities ("VIE") and that the Company is the primary beneficiary, the Company consolidates such entities in the consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes in the interest or relationship with the entity impacts the determination of whether the Company is still the primary beneficiary. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with applicable GAAP. Refer to Note 14 - Variable Interest Entities for further information.

Restructuring

Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within accrued expenses and other current liabilities on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements. ASU 2023-07 expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is in the process of evaluating the impact of the adoption of the update on its consolidated financial statements.

3. Revenue

Disaggregated Revenue Information

All revenue recognized during the periods presented was related to the Company's core business, which is primarily comprised of the Company's Marketplaces and Platform Services.

Revenue by geographic area is determined based on the address of the merchant, or in the case of the Company's membership products, the address of the consumer. Revenue by geographic area was as follows (in millions):

	Year Ended December 31,		
	2021	2022	2023
United States	$ 4,877	$ 6,251	$ 7,781
International	11	332	854
Total revenue	$ 4,888	$ 6,583	$ 8,635

Contract Liabilities

The timing of revenue recognition may differ from the timing of invoicing to or collections from customers. The Company's contract liabilities balance, which is included in accrued expenses and other current liabilities on the consolidated balance sheets, is primarily comprised of unredeemed gift cards, prepayments received from consumers and merchants, certain consumer credits as well as other transactions for which the revenue is recognized over time. A summary of activities related to contract liabilities for the year ended December 31, 2023 was as follows (in millions):

	Year Ended December 31, 2023
Beginning balance	$ 251
Addition to contract liabilities	2,247
Reduction of contract liabilities[1][2]	(2,190)
Ending balance	$ 308

(1) Gift cards and certain consumer credits can be redeemed through the Marketplaces. When they are redeemed, revenue is recognized on a net basis as the difference between the amounts collected from consumers less amounts remitted to merchants and Dashers for those transactions. Therefore, the amount recognized as revenue related to the reduction of gift cards and certain consumer credits is less than the amount presented in the table above. Net revenue associated with gift cards and certain consumer credits is not tracked by the Company as it is impracticable to do so.

(2) Included in the beginning balance of contract liabilities was $129 million associated with unearned prepayments received by the Company, all of which was recognized as revenue during the year ended December 31, 2023. The ending balance of unearned prepayments is expected to be recognized as revenue in 12 months or less.

Deferred Contract Costs

Deferred contract costs represent direct and incremental costs incurred to acquire or fulfill the Company's contracts, consisting of sales commissions and costs related to merchant onboarding, which the Company expects to recover. Deferred contract costs are amortized on a straight-line basis over the expected period of benefit, which the Company determined by considering historical attrition rates and other factors. Deferred contract costs are recorded in prepaid expenses and other current assets and other assets on the consolidated balance sheets. Amortization of deferred contract costs related to sales commissions is recognized in sales and marketing expense and amortization of deferred contract costs related to merchant onboarding is recognized in cost of revenue, exclusive of depreciation and amortization in the consolidated statements of operations. A summary of activities related to deferred contract costs was as follows (in millions):

	Year Ended December 31,					
		2021		2022		2023
Beginning balance	$	43	$	62	$	100
Addition to deferred contract costs		39		70		82
Amortization of deferred contract costs		(20)		(32)		(45)
Ending balance	$	62	$	100	$	137
Deferred contract costs, current	$	25	$	36	$	51
Deferred contract costs, non-current		37		64		86
Total deferred contract costs	$	62	$	100	$	137

Allowance for Credit Losses

The allowance for credit losses related to accounts receivable and changes were as follows (in millions):

	Year Ended December 31,					
		2021		2022		2023
Beginning balance	$	13	$	39	$	20
Current-period provision for expected credit losses		37		—		8
Write-offs charged against the allowance		(11)		(19)		(11)
Ending balance	$	39	$	20	$	17

4. Acquisitions

Wolt Acquisition

On May 31, 2022, the Company completed the acquisition of 100 percent of the outstanding equity interests of Wolt Enterprise Oy ("Wolt"). The Company's aim is to accelerate its product development, increase its international scale, bring greater focus to its markets outside the United States, and improve the value provided to consumers, merchants, as well as Dashers around the world. The Company's acquisition-related costs were $48 million and all costs were recorded as general and administrative expenses on the Company's consolidated statements of operations during the period in which they were incurred. The acquisition date fair value of the consideration transferred for Wolt was $2,838 million, which consisted of the following (in millions):

		Fair Value
DoorDash Class A common stock	$	2,705
Stock-based compensation awards (DoorDash options, RSUs, and revesting common stock) attributable to pre-combination services		133
Total consideration	$	2,838

The fair value of 36 million shares of Class A common stock issued was determined on the basis of the closing market price of the Company's Class A common stock on the acquisition date. The Company also issued certain stock-based compensation awards and their fair value was determined using a Black-Scholes option pricing model with the applicable

assumptions as of the acquisition date for options (1.7 million DoorDash options) and using the closing market price of the Company's Class A common stock on the acquisition date for RSUs (1.4 million DoorDash RSUs).

For certain Wolt employees, a portion of their total consideration transferred was restricted subject to revesting over a service period, including 568 thousand shares of the Company's Class A common stock. This restricted equity consideration is considered compensation for post-combination services and will be recognized as stock-based compensation expense over the next four years, based on the fair value of the shares using the closing market price of the Company's Class A common stock on the acquisition date.

The total purchase consideration of the Wolt acquisition was allocated to the tangible and intangible assets acquired, and liabilities assumed, based upon their respective fair values as of the date of the acquisition. The Company recorded $1,997 million of goodwill which represents the excess of the purchase price over the net assets acquired. Goodwill is primarily attributed to the assembled workforce of Wolt and anticipated synergies from the future growth and strategic advantages in the global local commerce industry. The goodwill recorded in connection with the acquisition of Wolt is not deductible for tax purposes. The fair value of assets acquired and liabilities assumed are based on management's best estimate and assumptions, with the assistance of an independent third-party valuation firm.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions):

	May 31, 2022
Current assets	$ 272
Intangible assets	772
Goodwill	1,997
Other non-current assets	82
Current liabilities	(204)
Deferred tax liability, net	(34)
Other non-current liabilities	(47)
Total purchase price	$ 2,838

The following table sets forth the components of intangible assets acquired (in millions) and their estimated useful life as of the date of acquisition (in years):

	Estimated Useful Life	May 31, 2022
Merchant relationships	11	$ 236
Trademark	10	268
Existing technology	6	150
Customer relationships	3	107
Courier relationships	1	11
Total acquired intangible assets		$ 772

Existing technology represents the existing online and mobile Wolt platform for restaurant and grocery delivery and pickup orders. The merchant, customer, and courier relationships represent the fair value of the underlying relationships with merchants, such as restaurants and grocery stores, users of Wolt's food and delivery services, and courier partners. The estimated fair values of the existing technology and trademarks were determined using a relief from royalty method. The fair values of the merchant, courier and customer relationships were determined using a replacement cost method. The Company expects to amortize the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives.

From the date of acquisition through December 31, 2022, the amount of revenue and net loss from Wolt included in the consolidated statements of operations were $259 million and $345 million, respectively.

The following unaudited pro forma results presents the combined revenue and net loss as if the Wolt acquisition had been completed on January 1, 2021, the beginning of the Company's fiscal 2021. The unaudited pro forma information is based on estimates and assumptions which the Company believes are reasonable and primarily reflects adjustments for the pro forma impact of additional amortization related to the fair value of acquired intangible assets and transaction costs. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the

actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2021, nor are they indicative of future results of operations. The unaudited pro forma results were as follows (in millions):

| | Year Ended December 31, | | | |
	2021		2022	
Revenue	$	5,128	$	6,734
Net loss	$	(1,039)	$	(1,549)

Bbot Acquisition

On March 1, 2022, the Company acquired Bbot, a hospitality technology company. The addition of Bbot's products and technology to the Company's platform will offer merchants more solutions for their in-store and online channels, including in-store digital ordering and payments. The acquisition was accounted for under the acquisition method of accounting. The total purchase consideration was approximately $88 million in cash, including a $9 million indemnification holdback, which was settled during the three month period ended June 30, 2023.

The total purchase consideration was allocated to the tangible and intangible assets acquired, and liabilities assumed, based upon their respective fair values as of the date of the acquisition. The excess of the purchase price over the net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the anticipated synergies from the future growth opportunities from the adoption of Bbot's technology by the Company's merchants. The fair value of assets acquired and liabilities assumed are based on management's best estimate and assumptions, with the assistance of an independent third-party valuation firm.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions):

	March 1, 2022	
Current assets	$	11
Intangible assets		18
Goodwill		60
Other liabilities		(1)
Total purchase price	$	88

The intangible assets acquired consisted of existing technology and customer relationships, which had estimated remaining useful lives of 5 and 3 years as of the date of the acquisition, respectively.

The acquisition was not material to the Company for the periods presented and therefore, pro forma information has not been presented.

5. Goodwill and Intangible Assets, Net

The changes in the carrying amount of goodwill for the periods presented were as follows (in millions):

	Total	
Balance as of December 31, 2021	$	316
Acquisitions		2,054
Balance as of December 31, 2022		2,370
Goodwill measurement period adjustment		3
Effects of foreign currency translation		59
Balance as of December 31, 2023	$	2,432

There was no goodwill impairment during the periods presented. See Note 4 – "Acquisitions" for further details of goodwill recorded.

Intangible assets, net consisted of the following as of December 31, 2022 (in millions):

	Weighted-average Remaining Useful Life (in years)	Gross Carrying Value		Accumulated Amortization		Net Carrying Value	
Existing technology	5.3	$	236	$	(88)	$	148
Merchant relationships	10.0		294		(26)		268
Courier relationships	0.4		12		(7)		5
Customer relationships	2.4		119		(30)		89
Trade name and trademarks	9.4		277		(22)		255
Balance as of December 31, 2022		$	938	$	(173)	$	765

Intangible assets, net consisted of the following as of December 31, 2023 (in millions):

	Weighted-average Remaining Useful Life (in years)	Gross Carrying Value		Accumulated Amortization		Net Carrying Value	
Existing technology	4.3	$	241	$	(117)	$	124
Merchant relationships	9.1		302		(56)		246
Courier relationships	—		12		(12)		—
Customer relationships	1.4		123		(69)		54
Trade name and trademarks	8.4		286		(51)		235
Balance as of December 31, 2023		$	964	$	(305)	$	659

Amortization expense associated with intangible assets was $13 million, $99 million, and $127 million for the years ended December 31, 2021, 2022, and 2023, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2023 was as follows (in millions):

Year Ending December 31,	Amortization Expense	
2024	$	125
2025		100
2026		82
2027		80
2028		64
Thereafter		208
Total estimated future amortization expense	$	659

6. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

The following tables set forth the Company's cash equivalents and marketable securities that were measured at fair value on a recurring basis by level within the fair value hierarchy (in millions):

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 886	$ —	$ —	$ 886
Commercial paper	—	3	—	3
Short-term marketable securities				
Commercial paper	—	306	—	306
Corporate bonds	—	205	—	205
U.S. government agency securities	—	76	—	76
U.S. Treasury securities	—	957	—	957
Long-term marketable securities				
Corporate bonds	—	145	—	145
U.S. government agency securities	—	44	—	44
U.S. Treasury securities	—	208	—	208
Total	$ 886	$ 1,944	$ —	$ 2,830

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 1,349	$ —	$ —	$ 1,349
U.S. Treasury securities	—	35	—	35
Short-term marketable securities				
Certificates of deposit	—	38	—	38
Commercial paper	—	216	—	216
Corporate bonds	—	289	—	289
U.S. government agency securities	—	162	—	162
U.S. Treasury securities	—	717	—	717
Long-term marketable securities				
Corporate bonds	—	383	—	383
U.S. government agency securities	—	55	—	55
U.S. Treasury securities	—	145	—	145
Total	$ 1,349	$ 2,040	$ —	$ 3,389

The fair value of the Company's Level 1 financial instruments is based on quoted market prices for identical instruments in active markets. The fair value of the Company's Level 2 fixed income securities is obtained from independent pricing services, which may use quoted market prices for identical or comparable instruments in less active markets or model driven valuations using observable market data or inputs corroborated by observable market data.

Assets Measured at Fair Value on a Non-Recurring Basis

The Company's non-marketable equity securities accounted for using the measurement alternative are recorded at fair value on a non-recurring basis. When indicators of impairment exist or observable price changes in a same or similar security from the same issuer occur, the respective non-marketable equity security would be classified within Level 3 of the fair value hierarchy because the valuation methods include a combination of the observable transaction price at the transaction date and other unobservable inputs.

During the years ended December 31, 2021, 2022, and 2023, the Company made investments in non-marketable equity securities of $409 million, $18 million and $23 million, respectively. The following is a summary of unrealized gains and losses from upward or downward adjustments recorded in other expense, net in the consolidated statements of operations, and included as adjustments to the carrying value of non-marketable equity securities held during the years ended December 31, 2021, 2022, and 2023 (in millions):

	Year Ended December 31,					
	2021		**2022**		**2023**	
Upward adjustments	$	—	$	9	$	—
Downward adjustments (including impairment)		—		(312)		(101)
Total unrealized loss for non-marketable equity securities	$	—	$	(303)	$	(101)

The Company evaluates investments in non-marketable equity securities for impairment based on a qualitative assessment considering various impairment indicators. The Company determined impairment indicators existed as of December 31, 2023 for its investments in preferred shares of a grocery delivery platform company (the "investee"). The Company identified factors that raise significant concerns about the investee's ability to continue as a going concern, and as a result, recorded an impairment charge for the remainder of the carrying value of its investments in preferred shares of the investee of $100 million during the year ended December 31, 2023.

Estimating the fair value of the Company's investments in non-marketable equity securities requires the use of estimates and judgments. Changes in estimates and judgments could result in different estimates of fair value and future adjustments.

The following table summarizes the carrying value of the Company's non-marketable equity securities as of December 31, 2022 and 2023 including impairments and cumulative upward and downward adjustments made to the initial cost basis of the securities, which were recorded in other expense, net in the consolidated statements of operations (in millions):

	December 31,			
	2022		**2023**	
Initial cost basis	$	427	$	450
Upward adjustments		9		9
Downward adjustments (including impairment)		(312)		(413)
Total carrying value at the end of reporting period	$	124	$	46

7. Balance Sheet Components

Cash Equivalents and Marketable Securities

The following tables summarize the cost or amortized cost, gross unrealized gain, gross unrealized loss, and fair value of the Company's cash equivalents and marketable securities (in millions):

	December 31, 2022							
	Cost or Amortized Cost		**Unrealized**				**Estimated Fair Value**	
			Gains		**Losses**			
Cash equivalents								
Money market funds	$	886	$	—	$	—	$	886
Commercial paper		3		—		—		3
Short-term marketable securities								
Commercial paper		306		—		—		306
Corporate bonds		207		—		(2)		205
U.S. government agency securities		78		—		(2)		76
U.S. Treasury securities		970		—		(13)		957
Long-term marketable securities								
Corporate bonds		146		—		(1)		145
U.S. government agency securities		44		—		—		44
U.S. Treasury securities		210		—		(2)		208
Total	$	2,850	$	—	$	(20)	$	2,830

| | December 31, 2023 | | | |
| | Cost or Amortized Cost | Unrealized | | Estimated Fair Value |
		Gains	Losses	
Cash equivalents				
Money market funds	$ 1,349	$ —	$ —	$ 1,349
U.S. Treasury securities	35	—	—	35
Short-term marketable securities				
Certificates of deposit	38	—	—	38
Commercial paper	216	—	—	216
Corporate bonds	290	—	(1)	289
U.S. government agency securities	162	—	—	162
U.S. Treasury securities	717	1	(1)	717
Long-term marketable securities				
Corporate bonds	382	2	(1)	383
U.S. government agency securities	55	—	—	55
U.S. Treasury securities	144	1	—	145
Total	$ 3,388	$ 4	$ (3)	$ 3,389

For marketable securities with unrealized loss positions, the Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. No allowance for credit losses was recorded for these securities as of December 31, 2022 and 2023.

Property and Equipment, net

Property and equipment, net consisted of the following (in millions):

	December 31, 2022	December 31, 2023
Equipment for merchants	$ 156	$ 167
Computer equipment and software	68	77
Capitalized software and website development costs	591	953
Leasehold improvements	164	217
Office equipment	52	66
Construction in progress	74	40
Total	1,105	1,520
Less: Accumulated depreciation and amortization	(468)	(808)
Property and equipment, net	$ 637	$ 712

Depreciation expenses were $80 million, $113 million, and $126 million for the years ended December 31, 2021, 2022, and 2023, respectively.

The Company capitalized $202 million, $303 million, and $362 million in capitalized software and website development costs during the years ended December 31, 2021, 2022, and 2023, respectively. Capitalized software and website development costs are included in property and equipment, net on the consolidated balance sheets. Amortization of capitalized software and website development costs was $63 million, $157 million, and $256 million for the years ended December 31, 2021, 2022, and 2023, respectively. Construction in progress primarily included leasehold improvements on premises that are not ready for use and equipment for merchants that are not placed in service.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in millions):

	December 31, 2022	December 31, 2023
Litigation reserves	$ 37	$ 75
Sales tax payable and accrued sales and indirect taxes	194	245
Accrued operations related expenses	220	331
Accrued advertising	124	112
Dasher and merchant payable	702	950
Insurance reserves	418	758
Contract liabilities	251	308
Other	386	347
Total	$ 2,332	$ 3,126

8. Leases

The Company leases its facilities under non-cancelable lease agreements which expire between 2024 and 2035. Certain of these arrangements have free rent, escalating rent payment provisions, lease renewal options, and tenant allowances. Under such arrangements, the Company recognizes a ROU asset and lease liability on the consolidated balance sheets. Lease costs are recognized on a straight-line basis over the non-cancelable lease term.

The components of lease costs related to the Company's operating leases included in the consolidated statements of operations for the periods presented were as follows (in millions):

	Year Ended December 31,		
	2021	2022	2023
Operating lease costs	$ 52	$ 81	$ 108
Short-term lease costs	17	9	12
Sublease income	(3)	(4)	(3)
Total lease costs	$ 66	$ 86	$ 117

Lease terms and discount rates for operating leases were as follows:

	December 31, 2022	December 31, 2023
Weighted-average remaining lease term (in years)	8.08	7.76
Weighted-average discount rate	6.39%	6.60%

Supplemental cash flow and non-cash information was as follows (in millions):

	Year Ended December 31,	
	2022	2023
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows for operating leases	$ 75	$ 113
ROU assets obtained in exchange for new lease liabilities		
Operating leases	$ 154	$ 85

As of December 31, 2022 and 2023, the Company had entered into long term non-cancelable real estate lease contracts of $21 million and $66 million, respectively, for which leases have not yet commenced. Such leases are not included in the operating lease ROU assets and operating lease liabilities on the consolidated balance sheets.

As of December 31, 2023, the future minimum lease payments required under operating leases were as follows (in millions):

Year Ending December 31,	Amount
2024	$ 100
2025	98
2026	95
2027	78
2028	71
Thereafter	308
Total future minimum lease payments	750
Less: Lease not commenced	(66)
Less: Imputed interest	(160)
Less: Tenant improvement receivable	(2)
Present value of future minimum lease payments	$ 522

Future minimum sublease income as of December 31, 2023 is $6 million.

9. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources, and other factors. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure. Legal fees are expensed as incurred.

The Company is currently the subject of regulatory and administrative investigations, audits, demands, and inquiries conducted by federal, state, or local governmental agencies concerning the Company's business practices, the classification and compensation of Dashers, the DoorDash Dasher pay models, compliance with consumer protection laws, privacy, data security, tax issues, unemployment insurance, workers' compensation insurance, and other matters. For example, the Company is currently under audit by the Employment Development Department, State of California (the "CA EDD") for payroll tax liabilities. In January 2023, the CA EDD issued an assessment for certain amounts that it found to be owed by the Company on behalf of Dashers due to their being classified as independent contractors. The Company believes that Dashers are, and have been, properly classified as independent contractors. Accordingly, the Company believes that it has meritorious defenses and intends to vigorously appeal such adverse assessment. However, the ultimate resolution of the audit is uncertain and, accordingly, the Company has recorded an accrual for this matter within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2023. The results of investigations, audits, demands, and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, demand, or inquiry having a material impact on the Company's business, financial condition, and results of operations.

In June 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that the Company misclassified California Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking both restitutionary damages and a permanent injunction that would bar the Company from continuing to classify California Dashers as independent contractors. It is a reasonable possibility that a loss may be incurred; however, the possible range of losses is not estimable given the status of the case.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to the Company's technology. The terms of these indemnification agreements are generally perpetual any time after the execution of the agreement.

In addition, the Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers of the Company, other than liabilities arising from willful misconduct of the individual.

The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications was recorded as of December 31, 2022 and 2023.

Non-cancelable Purchase Commitments

The Company has non-cancelable purchase commitments, which primarily relate to the purchase of data processing, Software as a Service, and technology platform infrastructure. These purchase commitments are not recorded as liabilities on the consolidated balance sheets as of December 31, 2023 as the Company has not yet received the related services. As of December 31, 2023, the future minimum payments under the Company's non-cancelable purchase commitments were as follows (in millions):

Year Ending December 31,	Amount
2024	$ 214
2025	238
2026	202
2027	187
2028	77
Total future minimum payments	$ 918

Insurance Collateral

The Company is required to maintain $465 million in collateral in connection with certain insurance policies, which can be held in a combination of cash, surety bonds, and letters of credit. As of December 31, 2023, the Company had $465 million of collateral outstanding in the form of surety bonds and letters of credit in connection with the insurance collateral requirement.

Revolving Credit Facility and Letters of Credit

In November 2019, the Company entered into a revolving credit and guaranty agreement which provided for a $300 million unsecured revolving credit facility maturing on November 19, 2024. In August 2020, the Company amended and restated the revolving credit and guaranty agreement to provide for $100 million of incremental revolving loan commitments, effective upon consummation of the Company's initial public offering (the "IPO"), for total revolving commitments of $400 million. The amendment and restatement also extended the maturity date for the revolving credit facility from November 19, 2024 to August 7, 2025. As further amended on October 31, 2022, loans under the credit facility bear interest at the Company's option, at (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted SOFR rate for a one-month interest period plus 1.00%, or (ii) an adjusted SOFR rate (based on an interest period of one, three, or six months) plus a margin equal to 1.00%. The Company is also obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee of 0.10%. The credit agreement contains customary affirmative covenants, such as financial statement reporting requirements and restrictions on the use of proceeds, as well as customary negative covenants that restrict its ability and its subsidiaries' ability to, among other things, incur additional indebtedness, incur liens, declare cash dividends or make certain other distributions, merge or consolidate with other companies or sell substantially all of its assets, make investments, loans and acquisitions, and engage in transactions with affiliates.

As of December 31, 2022 and 2023, the Company was in compliance with the covenants under the credit agreement. As of December 31, 2022 and 2023, no revolving loans were outstanding under the credit facility.

In addition to the letters of credit maintained in connection with the insurance collateral requirement, the Company also maintains letters of credit established primarily for real estate leases and insurance policies. As of December 31, 2022 and 2023, the Company had $132 million and $138 million of issued letters of credit outstanding, respectively, of which $99 million and $115 million, respectively, were issued from the revolving credit and guaranty agreement.

Sales and Indirect Tax Matters

The Company is under audit by various state, local and foreign tax authorities with regard to sales and indirect tax matters. The Company records sales and indirect tax reserves as they become probable and the amount can be reasonably estimated. These reserves are included in accrued expenses and other current liabilities on the consolidated balance sheets. The timing of the resolution of indirect tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the tax authorities may differ from the amounts accrued.

10. Common Stock

Stock Repurchase Program

In February 2023, the Company authorized the repurchase of Class A common stock, in an aggregate amount of up to $750 million. During the year ended December 31, 2023, the Company repurchased 12.0 million shares of its Class A common stock at a weighted average price of $62.66 per share for a total amount of $750 million. The shares were retired immediately upon repurchase.

Restricted Stock

The Company has granted restricted stock to certain continuing employees in connection with the Wolt acquisition. Vesting of this stock is dependent on the respective employee's continued employment at the Company during the requisite service period, which is generally up to four years from the issuance date. The fair value of the restricted stock issued to employees that is subject to post-acquisition employment is recorded as compensation expense on a straight-line basis over the requisite service period.

The activities for the restricted stock issued to employees was as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested restricted stock as of December 31, 2022	472	
Granted	—	$ —
Vested	(186)	$ 76.91
Forfeited	(1)	$ 76.91
Unvested restricted stock as of December 31, 2023	285	

Common Stock Reserved for Future Issuance

The following table summarizes the Company's shares of common stock reserved for future issuance on an as-converted basis (in thousands):

	December 31, 2022	December 31, 2023
Stock options issued and outstanding under the 2014 Plan and Inducement Plan	16,021	9,022
RSUs outstanding under the 2014 Plan, 2020 Plan and Inducement Plan	45,131	37,822
Remaining shares available for future issuance	39,995	50,137
Shares available for issuance under the 2020 Employee Stock Purchase Plan	6,499	6,499
Total	107,646	103,480

2014 Equity Incentive Plan

In March 2014, the Company adopted the 2014 Stock Option Plan, as amended (the "2014 Plan"), which provided for the granting of stock options to employees, consultants, and advisors of the Company. Options granted under the 2014 Plan are either incentive stock options or nonqualified stock options. Options under the 2014 Plan were granted for a term of up to ten years (or five years if the option was an incentive stock option granted to a greater than 10% stockholder) and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Company's board of directors; provided, however, that the exercise price of an incentive stock option granted to a greater than 10%

stockholder could not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted generally vest over four years.

The 2014 Plan allowed for the early exercise of options. Under the terms of the 2014 Plan, option holders, upon early exercise, were required to sign a restricted stock purchase agreement that gave the Company the right to repurchase any unvested shares, at the original exercise price, in the event the grantees' employment terminated for any reason. The repurchase right lapses over time as the shares vest at the same rate as the original option vesting schedule. Stock-based awards forfeited, cancelled, or repurchased generally were returned to the pool of shares of common stock available for issuance.

In connection with the IPO, the 2014 Plan was terminated effective immediately prior to the effectiveness of the 2020 Equity Incentive Plan (the "2020 Plan") and the Company ceased granting any additional awards under the 2014 Plan. All outstanding awards under the 2014 Plan at the time of the termination of the 2014 Plan remain subject to the terms of the 2014 Plan, and any shares underlying stock options that expire or terminate or are forfeited or repurchased by the Company under the 2014 Plan were automatically transferred to the 2020 Plan.

2020 Equity Incentive Plan

In November 2020, the Company's board of directors adopted, and the Company's stockholders approved, the 2020 Plan, which became effective one business day prior to the effective date of the IPO registration statement. The 2020 Plan provides for the granting of incentive stock options, nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units, and performance shares for the Company's Class A common stock to the Company's employees, directors, and consultants. Stock-based awards under the 2020 Plan that expire or are forfeited, canceled, or repurchased generally are returned to the pool of shares of Class A common stock available for issuance under the 2020 Plan. In addition, the number of shares of the Company's Class A common stock reserved for issuance under the 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 in an amount equal to the least of (i) 32,493,000 shares, (ii) five percent (5%) of the total number of all classes of common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (iii) such other number of shares determined by the Company's board of directors prior to the applicable January 1.

The exercise price of the options granted under the 2020 Plan will at least be equal to the fair market value of the Company's Class A common stock on the date of grant. The options may be granted for a term of up to ten years (or five years if the option is an incentive stock option granted to a greater than 10% stockholder) and at prices no less than 100% of the fair market value of the shares on the date of grant, provided, however, that the exercise price of an incentive stock option granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the 2020 Plan generally vest over four years.

2022 Inducement Equity Incentive Plan

In May 2022, the Company's board of directors adopted the 2022 Inducement Equity Incentive Plan (the "Inducement Plan"), pursuant to which the Company reserved 9,760,000 shares of Class A common stock to be used exclusively for grants of equity-based awards to individuals who were not previously employees or directors of the Company, as a material inducement to the individual's entry into employment with the Company. The Inducement Plan permits the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares. Shares that actually have been issued under the Inducement Plan under any award will not be returned to the Inducement Plan and will not become available for future distribution under the Inducement Plan; however, if shares issued pursuant to awards of restricted stock, RSUs, performance shares or performance units are repurchased by the Company or are forfeited to the Company due to failure to vest, such shares will become available for future grant under the Inducement Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Inducement Plan. The exercise price, term, and any other terms and conditions of the options granted under the Inducement Plan will be determined by the administrator of the plan.

RSUs

The Company granted RSUs that vest only upon the satisfaction of a service-based vesting condition, which is generally four years. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period.

CEO Performance Award

In November 2020, the Company's board of directors approved the grant of 10,379,000 RSUs to the CEO (the "CEO Performance Award"). The CEO Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals. The CEO Performance Award is excluded from Class A common stock issued and outstanding until the satisfaction of these vesting conditions. The CEO Performance Award also provides the holder with certain stockholder rights, such as the right to vote the shares with the other holders of Class A common stock and a right to cumulative declared dividends. However, the CEO Performance Award is not considered a participating security for purposes of calculating net loss per share attributable to common stockholders as the right to the cumulative declared dividends is forfeitable if the service condition is not met.

The CEO Performance Award is eligible to vest beginning on the first trading day 18 months following the day Company's IPO date, and expiring seven years after the IPO date. The CEO Performance Award comprises nine tranches that are eligible to vest based on the achievement of stock price goals, ranging from $187.60 to $501.00 per share, each of which are referred to as a Company Stock Price Target, measured over a consecutive 180-day trading period during the performance period as set forth below. This measurement period was designed to reward the CEO only if the Company achieved sustained growth in the stock price.

	Company Stock Price Target	Number of RSUs Eligible to Vest
1	$187.60	518,950
2	$226.80	518,950
3	$265.80	1,037,900
4	$305.00	1,037,900
5	$344.00	1,037,900
6	$383.00	1,556,850
7	$422.20	1,556,850
8	$461.20	1,556,850
9	$501.00	1,556,850

The Company calculated the grant date fair value of the CEO Performance Award based on multiple stock price paths developed through the use of a Monte Carlo simulation model. A Monte Carlo simulation model also calculates a derived service period for each of the nine vesting tranches, which is the measure of the expected time to achieve each Company Stock Price Target. A Monte Carlo simulation model requires the use of various assumptions, including the underlying stock price, volatility, and the risk-free interest rate as of the valuation date, corresponding to the length of time remaining in the performance period, and expected dividend yield. The weighted-average grant date fair value of the CEO Performance Award was $39.8275 per share. The Company will recognize total stock-based compensation expense of $413 million over the derived service period of each tranche, which is between 2.53 to 4.42 years, using the accelerated attribution method as long as the CEO satisfies the service-based vesting condition. If the Company Stock Price Targets are met sooner than the derived service period, the Company will adjust its stock-based compensation to reflect the cumulative expense associated with the vested awards. Provided that Tony Xu continues to be the Company's CEO, the Company will recognize stock-based compensation expense over the requisite service period, regardless of whether the Company Stock Price Targets are achieved.

The Company recorded $112 million, $112 million, and $104 million of stock-based compensation expense related to the CEO Performance Award during the years ended December 31, 2021, 2022, and 2023, respectively. As of December 31, 2023, unrecognized stock-based compensation expense related to the CEO Performance Award was $73 million.

Stock Award Activities

A summary of activity under the 2014 Plan, 2020 Plan, and Inducement Plan was as follows (in millions, except share amounts which are reflected in thousands, and per share data):

	Options Outstanding			
	Shares subject to Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of December 31, 2022	16,021	$ 2.84	3.48	$ 737
Granted	—	$ —		
Exercised	(6,999)	$ 0.87		$ 510
Cancelled and forfeited	—	$ —		
Balance as of December 31, 2023	9,022	$ 4.38	3.41	$ 853
Exercisable as of December 31, 2023	8,747	$ 4.39	3.43	$ 827
Vested and expected to vest as of December 31, 2023	9,022	$ 4.38	3.41	$ 853

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the closing stock price of the Company's Class A common stock on the securities exchange on which such shares were listed as of the respective year-end dates. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2021, 2022, and 2023 was $2.3 billion, $451 million, and $510 million, respectively. The weighted-average grant date fair value of stock assumed via acquisition during the year ended December 31, 2022 was $72.99 per share. There were no stock options granted during the years ended December 31, 2021, 2022, and 2023.

The summary of RSU activity was as follows (in millions, except share amounts which are reflected in thousands, and per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested RSUs as of December 31, 2022	44,805		$ 2,167
Granted	14,741	$ 65.06	
Vested	(25)	$ 74.53	
Vested and settled	(16,420)	$ 76.07	
Forfeited	(5,309)	$ 85.47	
Unvested RSUs as of December 31, 2023	37,792		$ 3,645

The aggregate intrinsic value disclosed in the above table is based on the closing stock price of the Company's Class A common stock on the securities exchange on which such shares were listed as of the respective year-end dates. The weighted-average fair value per share of RSUs granted and assumed via acquisition during the years ended December 31, 2021, 2022, and 2023 was $170.42, $74.16, and $65.06, respectively.

Stock-Based Compensation Expense

The Company estimated the fair value of stock options assumed via acquisition using the Black-Scholes option-pricing model. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends. The Company determined the expected term of assumed in the money option awards considering vesting provisions, the expected exercise behavior, and contractual term of the awards. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock option awards. The Company developed the expected volatility using the average volatility of its Class A common stock and the stocks of a peer group of similar publicly traded peer companies. The Company utilized a dividend yield of zero, as it had no history or plan of declaring dividends on its common stock.

There were no stock options granted during the years ended December 31, 2021, 2022, and 2023, except for the options assumed via acquisition in 2022. The assumptions used to estimate the fair value of stock options assumed via acquisition for the periods presented were as follows:

	Year Ended December 31,		
	2021	**2022**	**2023**
Expected volatility	—	69.13%	—
Risk-free rate	—	2.29%	—
Dividend yield	—	—	—
Expected term (in years)	—	1.69	—

The Company recorded stock-based compensation expense in the consolidated statements of operations as follows (in millions):

	Year Ended December 31,					
		2021		**2022**		**2023**
Cost of revenue, exclusive of depreciation and amortization	$	46	$	102	$	139
Sales and marketing		52		98		119
Research and development		182		365		466
General and administrative		206		313		364
Restructuring charges		—		11		—
Total stock-based compensation expense	$	486	$	889	$	1,088

As of December 31, 2023, there was $7 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.95 years.

As of December 31, 2023, there was $1.9 billion of unrecognized stock-based compensation expense related to unvested restricted stock and RSUs, excluding the unrecognized stock-based compensation expense associated with the CEO Performance Award. The Company expects to recognize this expense over the remaining weighted-average period of 2.36 years.

2020 Employee Stock Purchase Plan

The Company's board of directors adopted, and the Company's stockholders approved, the 2020 Employee Stock Purchase Plan (the "ESPP"), which became effective on the business day immediately prior to the effectiveness of the IPO. A total of 6,498,600 shares of Class A common stock were initially reserved for sale under the ESPP. The number of shares of Class A common stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the fiscal year following the fiscal year in which the first enrollment date (if any) occurs equal to the least of (i) 6,498,600 shares of Class A common stock, (ii) one and one-half percent (1.5%) of the outstanding shares of all classes of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator of the ESPP.

The ESPP includes two components: a component that allows the Company to make offerings intended to qualify under Section 423 of the Code and a component that allows the Company to make offerings not intended to qualify under Section 423 of the Code to designated companies. Subject to any limitations contained therein, the ESPP allows eligible employees to contribute (in the form of payroll deductions or otherwise to the extent permitted by the administrator) an amount established by the administrator from time to time in its discretion to purchase Class A common stock at a discounted price per share.

As of December 31, 2022 and 2023, there had been no offering period or purchase period under the ESPP, and no such period will begin unless and until determined by the administrator.

11. Income Taxes

The components of income (loss) before income taxes were as follows (in millions):

	Year Ended December 31,					
		2021		**2022**		**2023**
United States	$	(461)	$	(991)	$	259
Foreign		(2)		(408)		(793)
Loss before income taxes	$	(463)	$	(1,399)	$	(534)

The components of provision for (benefit from) income taxes were as follows (in millions):

	Year Ended December 31,		
	2021	2022	2023
Current			
Federal	$ —	$ —	$ 6
State	3	—	9
Foreign	1	4	17
Total	$ 4	$ 4	$ 32
Deferred			
Federal	1	—	1
State	1	1	—
Foreign	(1)	(36)	(2)
Total	1	(35)	(1)
Total provision for (benefit from) income taxes	$ 5	$ (31)	$ 31

The items accounting for differences between income taxes computed at the federal statutory rate and the provision (benefit) recorded for income taxes were as follows (in millions):

	Year Ended December 31,		
	2021	2022	2023
Income taxes computed at the federal statutory rate	$ (97)	$ (294)	$ (112)
State taxes, net of federal benefits	3	—	7
Tax impact of foreign earnings and losses	1	55	181
Change in valuation allowance	839	179	47
Stock-based compensation	(597)	6	(59)
Research and development credits	(150)	22	(44)
Non-deductible expenses	6	14	9
Other	—	(13)	2
Provision for (benefit from) income taxes	$ 5	$ (31)	$ 31

The components of deferred tax assets and liabilities were as follows (in millions):

	December 31,	
	2022	2023
Deferred tax assets		
Net operating losses	$ 660	$ 697
Tax credits	209	245
Capitalized research and development	619	691
Stock-based compensation	74	43
Lease liabilities	115	122
Accruals and reserves	132	234
Other	88	103
Total gross deferred tax assets	1,897	2,135
Less: Valuation allowance	(1,655)	(1,858)
Total deferred tax assets net of valuation allowance	242	277
Deferred tax liabilities		
Property and equipment and intangible assets	(134)	(144)
Lease assets	(94)	(98)
Deferred contract costs	(17)	(38)
Total gross deferred tax liabilities	(245)	(280)
Net deferred tax liabilities	$ (3)	$ (3)

Due to the weight of objectively verifiable negative evidence, including its history of losses, the Company's deferred tax assets have been fully offset by a valuation allowance, with the exception of certain foreign jurisdictions. Overall, the

valuation allowance increased by $1.0 billion, $257 million, and $203 million in the years ended December 31, 2021, 2022, and 2023, respectively.

As of December 31, 2023, the Company had accumulated U.S. federal and state net operating loss carryforwards of $1.7 billion and $1.2 billion, respectively. Federal net operating losses carry forward indefinitely. Of the $1.2 billion of state net operating losses, $191 million is carried forward indefinitely. The remaining state net operating loss carryforwards will begin to expire in 2024. As of December 31, 2023, the Company had foreign net operating loss carryforwards of $1.3 billion that begin to expire in 2025.

The Company also had $278 million and $146 million of federal and state research and development tax credit carryforwards, respectively, as of December 31, 2023. The federal research and development tax credits expire in varying amounts starting in 2033. The California research credits do not expire and may be carried forward indefinitely.

The Company's ability to utilize the net operating loss and tax credit carryforwards in the future may be limited in the event of past or future ownership changes as defined in Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state tax law. Based on the most recent analysis, the Company does not anticipate a current limitation on the tax attributes under Section 382 and 383.

The Company intends to invest substantially all of its foreign subsidiary earnings, as well as its capital in its foreign subsidiaries, indefinitely in those jurisdictions in which the Company could incur significant, additional costs upon repatriation of such amounts.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of gross unrecognized tax benefits is included in the table below (in millions):

| | Year Ended December 31, | | |
	2021	2022	2023
Unrecognized tax benefits at beginning of year	$ 7	$ 69	$ 69
Increases related to current year tax positions	62	19	47
Increases related to prior year tax positions	—	—	67
Decreases related to prior year tax positions	—	(19)	—
Unrecognized tax benefits at end of year	$ 69	$ 69	$ 183

The Company had $183 million of gross unrecognized tax benefits as of December 31, 2023, the majority of which would not impact its effective tax rate if recognized due to the Company's valuation allowance. The Company does not anticipate that the amount of unrecognized tax benefits relating to tax positions existing at December 31, 2023 will significantly increase or decrease within the next 12 months.

The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits within provision for (benefit from) income taxes, which were immaterial for the periods presented.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The material jurisdictions in which the Company operates include the United States and Finland. The Company's 2013 and subsequent tax years remain open to examination by the U.S. Internal Revenue Service. The Company's 2017 and subsequent tax years remain open to examination in Finland.

12. Net Loss per Share Attributable to DoorDash, Inc. Common Stockholders

The Company computes net loss per share attributable to DoorDash, Inc. common stockholders using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company's net losses.

The following table sets forth the calculation of basic and diluted net loss per share attributable to DoorDash, Inc. common stockholders during the periods presented. RSUs that vested but have not been settled are included in the denominator in

calculating net loss per share for the years ended December 31, 2021, 2022, and 2023 (in millions, except share amounts which are reflected in thousands, and per share data):

| | Year Ended December 31, | | | | | |
| | 2021 | | 2022 | | 2023 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Net loss including redeemable non-controlling interests	$ (424)	$ (44)	$ (1,260)	$ (108)	$ (525)	$ (40)
Less: Net loss attributable to redeemable non-controlling interests	—	—	(3)	—	(7)	—
Net loss attributable to DoorDash, Inc. common stockholders	$ (424)	$ (44)	$ (1,257)	$ (108)	$ (518)	$ (40)
Weighted-average number of shares outstanding used to compute net loss per share attributable to DoorDash, Inc. common stockholders, basic and diluted	305,500	31,347	342,015	29,398	365,340	27,608
Net loss per share attributable to DoorDash, Inc. common stockholders, basic and diluted	$ (1.39)	$ (1.39)	$ (3.68)	$ (3.68)	$ (1.42)	$ (1.42)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied at the end of the respective periods (in thousands):

| | As of December 31, | | |
	2021	2022	2023
Stock options to purchase common stock	19,115	16,021	9,022
Unvested restricted stock and restricted stock units	27,518	45,172	38,072
Escrow shares	—	2,012	72
Total	46,633	63,205	47,166

13. Employee Benefit Plans

401(k) Plan

The Company has a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code of 1986, as amended. Under the 401(k) Plan, eligible and participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. In 2023, the Company began to make discretionary matching contributions to those participating employees who met certain employment criteria. The Company's matching contributions to the plan was not material for the year ended December 31, 2023.

Defined Benefit Plan

Employees based in Finland are covered under the Finnish Employees' Pension Act ("TyEL"). TyEL is a statutory private sector pension act that is partly funded and paid through a pay-as-you-go pool. The Old-age Pension and Disability Pension benefits of TyEL are classified as postretirement benefits under defined benefit plan accounting standards and based on an actuarial valuation. The Old-age Pension liability for active employees includes the effect of future salary increases. The Disability Pension liability for active employees is based on employees' total salary two years before the fiscal year.

Net periodic benefit cost is reflected in the accompanying consolidated statements of operations. Service cost is reflected in total costs and expenses. Other components of net periodic benefit cost, including interest cost and amortization of actuarial gains and losses, is included in other (expense) income, net. Actuarial gains and losses resulting from remeasurement are initially recognized in accumulated other comprehensive income and subsequently recognized in the consolidated statements of operations.

14. Variable Interest Entities

On July 1, 2022, the Company formed a joint venture with a retail partner in Canada with the objective of providing on-demand delivery of grocery and convenience items to customers in Canada (the "JV"). The Company owns a majority interest in the JV.

In connection with the formation of the JV, the Company had committed to contribute cash and certain assets worth $98 million Canadian dollars (approximately $75 million US dollars) over three years. Upon the closing of the transaction,

the Company contributed cash and certain assets of $41 million Canadian dollars (approximately $32 million US dollars). Additional capital contributions will be made in a manner that preserves the ownership percentage of each shareholder.

The common units held by the Company in the JV were determined to be a variable interest. The Company is the primary beneficiary because the Company has the power to direct the activities that most significantly impact the performance of the JV. As a result, the Company consolidates the assets and liabilities of the JV.

Total assets of the JV included on the consolidated balance sheet as of December 31, 2022 and 2023 were $68 million and $39 million, respectively. Total liabilities of the JV included on the consolidated balance sheets as of December 31, 2022 and 2023 were $17 million and $11 million, respectively.

The JV's assets may only be used to settle the JV's obligations and may not be used for other consolidated entities. The JV's liabilities are non-recourse to the general credit of the Company's other consolidated entities.

As of December 31, 2022 and 2023, the minority shareholder's ownership in the JV is classified as redeemable non-controlling interest, because it is redeemable on an event that is not solely in the Company's control. The redeemable non-controlling interest is not accreted to redemption value because it is currently not probable that the non-controlling interest will become redeemable. Total redeemable non-controlling interest was $14 million and $7 million as of December 31, 2022 and 2023, respectively. Net loss attributable to redeemable non-controlling interest was $3 million and $7 million for the years ended December 31, 2022 and 2023.

15. Restructuring

On November 30, 2022, the Company committed to a reduction in workforce (the "Plan") intended to better align the Company's talent with its strategic priorities and to improve operating efficiency. The Plan included the elimination of approximately 1,250 positions across the Company, or approximately 7% of the Company's current employee workforce at such time.

During the year ended December 31, 2023, the Company recognized an additional $2 million in connection with the Plan, primarily consisting of separation-related payments and other termination benefit costs. These expenses are included in restructuring charges in the Company's consolidated statements of operations.

During the year ended December 31, 2023, the Company made cash payments amounting to $50 million in connection with the Plan. As of December 31, 2023, the remaining liabilities related to the plan were immaterial.

16. Subsequent Events

In February 2024, the Company announced the authorization of a share repurchase program for the repurchase of shares of Class A common stock, in an aggregate amount up to $1.1 billion. Repurchases may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Exchange Act. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our Class A common stock under this authorization. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer ("certifying officers"), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our certifying officers have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm, KPMG LLP, who audited the Consolidated Financial Statements included in this Annual Report on Form 10-K, issued an audit report on the Company's internal control over financial reporting. That Report of Independent Registered Public Accounting Firm is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Internal Controls

Our management, including our certifying officers, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud due to the inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

On December 8, 2023, the ST Trust under agreement dated October 2, 2019, a stockholder whose shares may be deemed to be beneficially owned by Stanley Tang, our co-founder and a member of our board of directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 600,000 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until February 28, 2025, or earlier if all transactions under the trading arrangement are completed.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item, including information about our Directors, Executive Officers and Audit Committee and Code of Conduct, is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2023.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Part IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Share Purchase Agreement, dated November 9, 2021, by and among DoorDash, Inc., Wolt Enterprises Oy, the Sellers and Mikko Kuusi, as the Securityholder Representative.	S-4	333-261844	2.1	December 22, 2021
2.2	Amendment to the Share Purchase Agreement, dated as of April 9, 2022, by and among DoorDash, Inc., Wolt Enterprises Oy and Mikko Kuusi, as the Securityholder Representative.	8-K	001-39759	2.1	April 14, 2022
3.1	Amended and Restated Certificate of Incorporation of the registrant.	10-K	001-39759	3.1	March 5, 2021
3.2	Certificate of Change of Registered Agent.	10-K	001-39759	3.2	February 27, 2023
3.3	Amended and Restated Bylaws of the registrant.	10-K	001-39759	3.3	February 27, 2023
4.1	Form of Class A common stock certificate of the registrant.	S-1	333-250056	4.1	November 13, 2020
4.2	Seventh Amended and Restated Investors' Rights Agreement among the registrant and certain holders of its capital stock, dated as of June 17, 2020.	S-1	333-250056	4.2	November 13, 2020
4.3	Description of Capital Stock.				
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1	333-250056	10.1	November 13, 2020
10.2+	DoorDash, Inc. 2020 Equity Incentive Plan and related form agreements.				
10.3+	DoorDash, Inc. 2020 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-250056	10.3	November 30, 2020
10.4+	DoorDash, Inc. 2022 Inducement Equity Incentive Plan and related form agreements.				
10.5+	DoorDash, Inc. 2014 Stock Plan, as amended, and related form agreements.	S-1	333-250056	10.4	November 13, 2020
10.6+	Executive Change in Control and Severance Plan.	8-K	001-39759	10.1	February 1, 2024
10.7+	Executive Incentive Compensation Plan.	S-1	333-250056	10.6	November 13, 2020
10.8+	Outside Director Compensation and Equity Ownership Policy.	S-1/A	333-250056	10.7	November 30, 2020
10.9+	Confirmatory Employment Letter between the registrant and Tony Xu, dated as of October 23, 2020.	S-1/A	333-250056	10.8	November 30, 2020

10.10+	Confirmatory Employment Letter between the registrant and Prabir Adarkar, dated as of October 23, 2020.	S-1/A	333-250056	10.10	November 30, 2020
10.11+	Confirmatory Employment Letter between the registrant and Keith Yandell, dated as of October 23, 2020.	S-1/A	333-250056	10.11	November 30, 2020
10.12+	Employment Letter between the registrant and Tia Sherringham, dated as of May 3, 2022.	10-Q	001-39759	10.1	May 6, 2022
10.13+	Confirmatory Employment Letter between the registrant and Ravi Inukonda, dated as of April 27, 2023.	10-Q	001-39759	10.1	May 5, 2023
10.14+	DoorDash, Inc. 2014 Stock Plan Restricted Unit Agreement between the registrant and Tony Xu, dated as of November 24, 2020.	S-1/A	333-250056	10.14	November 30, 2020
10.15	Form of Exchange Agreement among the registrant, each of Tony Xu, Andy Fang, and Stanley Tang, and certain related entities.	S-1	333-250056	10.15	November 13, 2020
10.16	Form of Equity Exchange Right Agreement between the registrant and each of Tony Xu, Andy Fang, and Stanley Tang.	S-1	333-250056	10.16	November 13, 2020
10.17	Amended and Restated Revolving Credit and Guaranty Agreement among the registrant, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A. as administrative agent, dated as of August 7, 2020.	S-1	333-250056	10.17	November 13, 2020
10.18	Amendment Agreement, dated as of October 31, 2022, relating to the Amended and Restated Revolving Credit and Guaranty Agreement among the registrant, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, dated as of August 7, 2022.				
10.19	Office Lease between the registrant and Kilroy Realty 303, LLC, dated as of October 18, 2018, as amended on July 30, 2019.	S-1	333-250056	10.19	November 13, 2020
21.1	List of subsidiaries of the registrant.				
23.1	Consent of KPMG LLP, independent registered public accounting firm.				
24.1	Power of Attorney (included in signature pages hereto).				
31.1	Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy.				
101.SCH	XBRL Taxonomy Extension Schema Document				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 has been formatted in Inline XBRL.				

+ Indicates management contract or compensatory plan.

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of DoorDash, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 20th day of February, 2024.

DOORDASH, INC.

By: /s/ Tony Xu
Tony Xu
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tony Xu, Ravi Inukonda, and Tia Sherringham, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tony Xu Tony Xu	Chief Executive Officer and Director *(Principal Executive Officer)*	February 20, 2024
/s/ Ravi Inukonda Ravi Inukonda	Chief Financial Officer *(Principal Financial Officer)*	February 20, 2024
/s/ Gordon Lee Gordon Lee	Chief Accounting Officer *(Principal Accounting Officer)*	February 20, 2024
/s/ Shona L. Brown Shona L. Brown	Director	February 20, 2024
/s/ L. John Doerr L. John Doerr	Director	February 20, 2024
/s/ Andy Fang Andy Fang	Director	February 20, 2024
/s/ Alfred Lin Alfred Lin	Director	February 20, 2024
/s/ Elinor Mertz Elinor Mertz	Director	February 20, 2024
/s/ Greg Peters Greg Peters	Director	February 20, 2024
/s/ Diego Piacentini Diego Piacentini	Director	February 20, 2024
/s/ Ashley Still Ashley Still	Director	February 20, 2024
/s/ Stanley Tang Stanley Tang	Director	February 20, 2024